UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF OHIO
EASTERN DIVISION

In re: :

                                  :   Chapter 11

Gasel Transportation Lines, Inc.,   :

                                  :   Case No. 03-57447

        Debtor-in-Possession.   :

                                  :   Judge Caldwell

THIRD AMENDED DISCLOSURE STATEMENT
OF GASEL TRANSPORTATION LINES, INC.
WITH PLAN AS EXHIBIT

I.   **INTRODUCTION**

Gasel Transportation Lines, Inc. ("GTL" or "Gasel"), Debtor-in-Possession (hereinafter "Debtor"), provides this Amended Disclosure Statement ("Disclosure Statement") pursuant to Section 1125 of the United States Bankruptcy Code ("Code"). This Disclosure Statement is submitted by Debtor in connection with the solicitation of acceptances of the Plan of Reorganization of Gasel Transportation Lines, Inc. The purpose of this Disclosure Statement is to provide to the holders of Claims and Interests adequate information of a kind and in sufficient detail about Debtor, its business, and the Plan so that the holders of Claims and Interests may make an informed judgment with respect to accepting or rejecting the terms of the Plan.

Each holder of a Claim or Interest is encouraged to review this Disclosure Statement before making a decision to accept or reject the Plan. A copy of the Plan, attached as Exhibit A, is incorporated by reference as though fully rewritten herein.

THE INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT HAS NOT BEEN SUBJECTED TO A CERTIFIED AUDIT. THE DEBTOR IS UNABLE TO WARRANT OR REPRESENT THAT THE INFORMATION CONTAINED HEREIN IS WITHOUT ANY INACCURACY, ALTHOUGH GREAT EFFORT HAS BEEN MADE TO BE ACCURATE. COUNSEL FOR THE DEBTOR HAS NOT VERIFIED THE INFORMATION SET FORTH HEREIN, ALTHOUGH SUCH COUNSEL HAS NO KNOWLEDGE OF ANY INACCURACIES.

THE INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT IS INCLUDED HEREIN FOR PURPOSES OF SOLICITING ACCEPTANCES OF THE PLAN AND MAY NOT BE RELIED UPON FOR ANY PURPOSE OTHER THAN TO DETERMINE HOW TO VOTE ON THE PLAN. THIS DISCLOSURE STATEMENT SHALL NOT BE CONSTRUED TO BE CONCLUSIVE ADVICE ON THE TAX, SECURITIES, OR OTHER LEGAL EFFECTS OF THE LIQUIDATION AS TO THE HOLDERS OF CLAIMS AGAINST, OR INTERESTS IN, DEBTOR NOR WITH THE APPROVAL OF THE SECURITIES EXCHANGE COMMISSION.

SUBJECT TO CERTAIN RESTRICTIONS AND REQUIREMENTS SET FORTH IN THE CODE, THE PLAN PROPONENTS RESERVE THE RIGHT TO ALTER, AMEND, MODIFY, REVOKE OR WITHDRAW THE DISCLOSURE STATEMENT PRIOR TO CONFIRMATION OF THE PLAN.

ANY REPRESENTATIONS OR INDUCEMENTS MADE TO SECURE YOUR ACCEPTANCE OR REJECTION OF THE PLAN WHICH ARE OTHER THAN AS CONTAINED IN THIS DISCLOSURE STATEMENT SHOULD NOT BE RELIED UPON IN ARRIVING AT A DECISION. CREDITORS OR INTEREST HOLDERS SHOULD RELY ONLY UPON THE INFORMATION CONTAINED HEREIN. EXCEPT AS SET FORTH IN THIS DISCLOSURE STATEMENT AND ITS EXHIBITS, NO REPRESENTATIONS CONCERNING DEBTOR, ITS ASSETS, ITS PAST OR FUTURE OPERATIONS, OR THE PLAN ARE AUTHORIZED, NOR ARE ANY SUCH REPRESENTATIONS TO BE RELIED UPON IN ARRIVING AT A DECISION WITH RESPECT TO THE PLAN. ANY REPRESENTATIONS MADE TO SECURE ACCEPTANCE OR REJECTION OF THE PLAN OTHER THAN AS CONTAINED IN THIS DISCLOSURE STATEMENT SHOULD BE REPORTED TO COUNSEL FOR THE DEBTOR.

Unless otherwise defined herein, capitalized terms used in this Disclosure Statement with an initial capital not required by standard capitalization rules shall be defined as set forth in the Plan, or in the Bankruptcy Code if not defined in the Plan. In the event a term is defined in the Plan and in the Bankruptcy Code, the definition in the Plan shall control.

II.   GENERAL HISTORY OF GASEL TRANSPORTATION LINES, INC.

A.   Pre-Bankruptcy Events

GTL, a national long-distance and regional truckload common carrier, filed for protection under Chapter 11 on May 19, 2003 with the United States Bankruptcy Court, Columbus, Ohio to seek asset protection from recent demands from some of its equipment-based lenders and to enable it to continue to execute its aggressive growth strategy to restore economic viability.

The trucking industry has experienced extremely adverse conditions since the beginning of the general economic downturn in 2000. This period has been fraught with some of the highest fuel prices in history, sharp declines in overall freight shipment tonnage, productivity-sapping winter storms and industry-wide business failures. Gasel has survived the attrition, but has been operating at a deficit during the past three years. The accumulated losses strained the Company's ability to meet some of its long-term equipment loan obligations. The Company had continued to work with the majority of its lenders to rectify the situation. A few lenders issued default letters. The defaults plus a significant lump sum payment demanded by one particular lender precipitated the need to seek protection under Chapter 11 to retain the use of revenue generating equipment and reorganize the Company's current debt structure to facilitate growth and profitability.

B.   Post-Petition Events

Debtor has continued operations since the Petition Date. GTL continues to operate in the transportation industry. GTL has maintained its employees, its customers, and has reduced its operation to one facility. Skilled employees are very important to the success of GTL's reorganization. The company has maintained its employees post-petition. The company has maintained its pre-petition customer base and has enhanced that base and continues to serve those customers.

III.   OVERVIEW OF THE PLAN

A.   Introduction

The following overview and the other descriptions in this Disclosure Statement are qualified in their entirety by reference to the provisions of the Plan and its appendices. IT IS URGED THAT EACH HOLDER OF A CLAIM OR INTEREST CAREFULLY REVIEW THE TERMS OF THE PLAN BEFORE VOTING TO ACCEPT OR REJECT THE PLAN.

B.   Summary of Classification and Treatment of Claims

In general, a Chapter 11 plan (i) divides claims and interests into separate classes, (ii) specifies the property that each class is to receive under the plan and (iii) contains other provisions necessary to implement the plan. Section 1123(a)(1) of the Bankruptcy Code provides that a plan of reorganization shall classify the claims of a debtor's creditors and interest holders. Section 1123(a)(2) and (3) of the Bankruptcy Code requires that a plan of reorganization specify any class of claims or interests that are impaired or not impaired.

Section 1124 of the Bankruptcy Code provides the guidelines to determine when a class is impaired or unimpaired. A class of claims is "impaired" under a plan unless the plan (a) leaves unaltered the legal, equitable and contractual rights of each holder of a claim in such class; or (b) provides, among other things, for the cure of existing defaults and reinstatement of the maturity of claims in such class. Impaired Claims or Interests receiving a distribution of property through the Plan are entitled to vote on the Plan. Impaired Claims or Interests which do not receive a distribution or retain property through the Plan are deemed to reject the Plan. Unimpaired claims are deemed to accept the Plan.

The Plan divides Claims and Interests into classes and sets forth the treatment afforded to each class as follows.

1.   Class A- Administrative and Priority Claims

Administrative: The holders of Administrative Claims ("Administrative Claimants") consists of administrative claims pursuant to Section 503(b) and Section 507(a)(1) of the Bankruptcy Code. The Administrative Claimants shall be paid in full on the Effective Date or within twenty days of the allowance of such Claim by a Final Order of the Bankruptcy Court. There were no post-petition trade creditors of the Debtor. Accordingly, Debtor contemplates that the Administrative Claimants consist exclusively of the Claims of Debtor's Counsel, the United States Trustee and priority tax claims.

Class A-1 United States Trustee's Claims: The United States Trustee's Claims shall be paid in full according to the schedule set forth in 28 U.S.C. § 1930(a)(6).

Class A-2: Debtor's Counsel Cox, Stein & Pettigrew's claim shall be paid in full.

Class A-3 Priority Tax Claim: The priority tax claim of the U.S. government Internal Revenue Service of $212,747.

Class A-4 Priority Tax Claim: The priority tax claim of State of Ohio Withholding of $15,667.

Class A-5 Priority Tax Claim: The priority tax claim of State of West Virginia Withholding of $7,583.

The holders of Priority Tax Claims ("Priority Tax Claimants") consist of the priority tax claims pursuant to Section 507(a)(8) of the Bankruptcy Code. The Priority Tax Claimants shall be paid in full in amount equal to the allowed amount of such Claims in deferred cash payments over a period not exceeding six (6) years, as more fully described in the Plan.

Debtor estimates the amount of the Priority Tax Claims is $319,000.

Class A-6: The claim of Ohio Bureau of Workers' Compensation of $79,742.

Class A-7: The priority claim of Systran Financial Services Corporation shall be paid according to the factoring agreement between the parties.

Class A-8: The Priority Claim of Settler's Bank shall be paid according to the fuel agreement between the parties.

B. **Non Priority Claims**

Class B. **Secured Claims**

1. **Class B. Claims.** The Class B claims shall be paid in equal monthly Distributions beginning on the thirtieth (30th) day following the Effective Date and continuing each month thereafter until the obligation is paid in full. Each creditor in Class B-1 through B-8 shall retain their lien.

Class B-1:

2. **Class B- Classification and Treatment of Secured Claims**

Class B: Class B consists of all secured claims pursuant to Section 506 of the Bankruptcy Code. Each Class B creditor in Class B-1 through B-8 shall vote in its own separate class. Secured creditors shall retain their liens. Class B shall be paid in full as more fully described in the Plan.

Class B-1 consists of the allowed fully secured claim held by WesBanco for $1,648,945.58. WesBanco's claim is secured by twenty (20) 2000 Freightliner Tractors valued at $384,500 and will be paid at the contract rate of 12.37% with monthly payments of $13,833 with a balloon payment of $40,000 which will be paid in the 31st month.

Class B-2 consists of the secured claim of WesBanco for $469,440.91 for a first real estate mortgage on the real estate owned by Debtor. The claim is cross collateralized. WesBanco will be paid in 128 monthly payments of $4,623 at 5.5% interest rate with a final balloon payment of $40,640 on its claim, secured by real estate.

Class B-3 consists of the secured claim of WesBanco for $10,000 for which WesBanco has a first position on the computer and computer software equipment valued at $10,000. WesBanco will be paid in monthly payments of $860.66 and at 6% interest rate on its claim until paid in full in 12 months.

Class B-4 consists of the secured claim of Daimler Chrysler Services composed of a vehicle loan of $318,000 on twelve (12) 2001 model Freightliners which will be paid $12,200 monthly at 6% interest for 23 months with a balloon payment of $60,366 on the 24th payment.

Class B-5 consists of the secured claim of Orix Financial Services composed of a Tractor Loan of $217,500 on 18 Tractors: 16 1999 Kenworth Tractors; one 1999 Volvo Tractor; and, one 1999 Freightliner Tractor will make 23 monthly payments of $7,600 with a final payment in month 24 of $70,403 at 9.5% annual interest rate, and a Trailer Loan on 45 Trailers of $309,000 which will be paid $9,100 monthly for 35 months at 9.5% with a balloon of $42,197. Payoff of a 1998 Lincoln Navigator for the estimated Fair Market Value of $7,500 in exchange for the title. Payoff of a 1998 Lincoln Navigator for the estimated Fair Market Value of $7,500 within thirty (30) days of the effective date of the Plan in exchange for the title. Orix shall be paid for additional collateral or Other Assets consisting of the following:

(1) Shop Equipment	$ 18,600.00
(2) Office Equipment	$10,790.00
(3) Parts Inventory	$31,017.00
TOTAL	$60,407.00

Gasel agrees to pay Orix the total current value of Other Assets at $60,407 in equal monthly installments over the next thirty-six (36) months, beginning the first month following a Confirmed Plan. Gasel shall have a 15-day default grace period on any payment under the Plan.

Class B-6 consists of the secured claim of Settlers Bank secured by 9 Dry Vans at $3,000; 9 Reefer Trailers at $4,000; 6 Tractors at $7,000 and 313,136 shares of Gasel Common Stock at $0.70 at a value of $324,195 with the debt being $297,191 plus interest to be paid $3,568 monthly at 6% interest over 108 months until paid in full.

Class B-7 consists of the secured claim of Volvo Commercial Credit at $0.00 because of the surrender of Volvo's collateral.

Class B-8 consists of the secured claim of Waterford Bank secured by a second mortgage on Gasel's Marietta terminal consisting of 12 acres and buildings with a value of $750,000 and a first lies on 11 motor vehicles and trailers. The secured claim has an outstanding balance of $458,351.67 as of July 16, 2004 and a per diem of $101.12 thereafter. After confirmation of the plan the class B-8 claim will be paid at $3,000 per month at 6% interest over 143 months with a balloon of $312,682.04 or such greater amount based on any increase in Waterford Bank's secured claim by reason of any subsequent interest after July 16, 2004. Waterford banks other loan in the approximate amount of $81,000.00 shall be treated as a general, non-priority, unsecured claim.

3.   Class C - Classification and Treatment of Unsecured Claims

Class C: Class C consists of all creditors holding Unsecured Claims. Class C shall be paid a Distribution of five percent (5%) of the Allowed Unsecured Claims after full satisfaction of the Unclassified Claims. The Debtor estimates that the amount of Class C Claims is $3,747,740.

4.   Class D - Classification of Disputed Claims

No disputed claim will be paid until the claim is allowed by a Court order or agreement between the parties. Also, an allowed and stipulated claim would be agreed to in the Chapter 11 case and Plan.

5.   Class E - Classification and Treatment of Interests

Class E: Class E consists of all equity holders of the Debtor. No distribution will be made to Class E. Class E equity holders will retain their interest and will receive equity in the recapitalized Debtor. The actual cash value will be determined by Court Order based on a Motion filed by Debtor on or before July 31, 2004.

Class E is an impaired class of interest holders.

C.   **Implementation of the Plan**

After the Effective Date, GTL operations will generate the payments that will be used to make Distributions pursuant to the Plan. The assets of GTL are valued at:

Real Estate $770,054

    1st mortgage - WesBanco Bank $469,441

    2nd mortgage - Waterford Bank $458,352

Tractors $7,601,748.00

Trailers $2,798,249.00

Inventory $102,177

Office equipment furnishings and supplies $228,104

Shop, equipment and supplies $408,962.49

Accumulated Depreciation   ($8,189,010)

Revenue equipment held for Resale $1,212,117.00

Other Assets $7,683.00

TOTAL ASSETS $4,940,084.00

(Note: All capital lease equipment has been surrendered.)

GTL has no other tangible assets. The value of the assets of GTL was determined by book value and information from industry sources. Any other assets were valued based on the opinion of Michael Post, president of the company, and his staff.

GTL is a company that has debts that far exceed the value of its assets. Because of its debt load, no equity exists for equity holders of the company. Equity holders propose to maintain their equity portion under Chapter 11. GTL will raise new capital of up to $1,500,000.00 by either a PIPE or a Reg S issue of shares. PIPE is an acronym for Private Investment in Public Entity. In order to do the PIPE, there must be a public outstanding. The private placement would be done under Regulation D, and consequently, the new offering shares would not be registered, but offered under an exemption from registration. The exemption would be under Section 4 (2) under the Securities Act of 1933, as amended (the "Act"), or under the Reg. D provisions, which were adopted by the SEC under its authority under Section 28 of the Act.

GTL has a second option to do Reg S offering. An overseas offering would be done under the provisions of Regulation S. The offering would be done under an exemption from registration under the Act as provided by the Regulation as adopted under the Section 28 authority granted to the SEC. This registration is exempt from registration under the provisions of Section 3 (a) (10) of the Act.

Management of GTL since its inception has been provided by Michael Post as president and chief executive officer and Gene Thompson as CFO. Post confirmation Michael Post would continue to serve as the president and chief executor officer of GTL. His compensation would be maintained at its present level of $1,700 weekly salary plus health insurance of $43.00, 401(k) retirement of $5.0 and a company leased vehicles for $850 per month. Gene Thompson will continue as CFO for a compensation package of $1,550 weekly. Alan Blue, as general counsel and SEC Attorney, draws a salary of $3,100 per month. John Jackson received $1,040 per week as Operations Manager. Any future increase in compensation would be subject to improved performance of the company.

Finally, any recovery obtained from the causes of action preserved under the Plan shall be used to fund the Debtor's obligations under the Plan.

D.   **Assumption and Assignment of Leases; Rejection of Executory Contracts and Unexpired Leases**

GTL assumes the operating lease on trailers with:

1.   Dayton Leasing for 21 trailers;

2.   MKB Leasing for a phone system lease;

3.   Stoughton trailer lease for 20 trailers; and,

4.   Navistar trailer lease for 40 trailers.

The Plan will constitute a motion to assume and assign the Leases. Entry of the Confirmation Order by the Bankruptcy Court will constitute approval of the assumption and assignment of the Leases pursuant to Section 365(a), (b), and (f) of the Bankruptcy Court and a finding by the Bankruptcy Court that the assumption and assignment of the Leases satisfies all the requirements of Section 365 of the Bankruptcy Code.

All other executory contracts and unexpired leases of the Debtor that have not been assumed or rejected prior to the Confirmation Date will be deemed rejected by the Debtor as of the Confirmation Date. The Plan will constitute a motion to reject such executory contracts and unexpired leases. Entry of the Confirmation Order by the Bankruptcy

Court will constitute approval of such rejections pursuant to Section 365(a) of the Bankruptcy Code and a finding by the Bankruptcy Court that each such rejected executory contract or unexpired lease is burdensome and that the rejection thereof is in the best interest of Debtor and all parties to the Chapter 11 Case.

GTL intends to adopt "Fresh Start Accounting", we are advised by our CPA firm, Van Kernel & Company, that the Company does intend to adopt Fresh Start Accounting, providing it qualifies.

Based on a preliminary review of the conditions to qualify for fresh start accounting, it appears that the Company would qualify upon the actual assurance of emerging from bankruptcy and a greater than 50% change in voting shares after emergence (that may be brought about by the proposed new equity offering.)

(a). The following is a table of all persons known to the Company to be the beneficial owner of more than 5% of the Company's voting securities on October 30, 2004.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common shares	Michael J. Post 118 Merryhill Street Marietta, Ohio 43750	1,572,014(1)	15.1

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(1) Includes 4,100 shares held by the Estate of Mrs. Lee Post, the mother of Michael J. Post, 7,900 shares held by the Company that is treated as treasury stock for accounting purposes, 21,470 shares held by his wife, Janet Post, and options to acquire 286,000.

(b) The following is a table setting forth for management of the Company the beneficial ownership of the voting securities of the Company as of October 30, 2004.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common shares	Michael J. Post 118 Merryhill Street Marietta, Ohio 45750	1,572,014(1)	15.1
Common shares	Allan M. Blue 1130 Berlin Station Rd. Delaware, Ohio 43015	101,673(2)	1.0
Common shares	Ronald K. Bishop 305 Ohio Street Marietta, Ohio 45750	73,772(3)	0.7
Common shares	John Jackson Route 2, Box 344 Belpre, Ohio 45714	45,780	0.4
Common shares	S. Gene Thompson	100,000(4)	1.0
Common shares	Directors and officers as a group	1,893,239(5)	18.2

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(1) Includes 4,100 shares held by the Estate of Mrs. Lee Post, the mother of Michael J. Post, 7,900 shares held by the Company, 21,470 shares held by his wife, Janet Post, and options to acquire 286,000.

(2) Includes 15,745 shares held by Joyce M. Blue, wife of Allan M. Blue, and options to acquire 62,000 shares.

(3) Includes options to acquire 62,000 shares.

/1

(4) Includes options to acquire 75,000 shares.

(5) Includes options and warrants to acquire 485,000 shares.

There are currently authorized 10,000,000 common shares, without par value, of which there are 9,877,966 shares outstanding. There are 71 shareholders of record plus there are beneficial owners whose shares are held in street name. It is estimated that there are 285 beneficial owners in Europe and 150 beneficial owners in the United State. The total shareholders are estimated to be 506. The Company can only estimate because many of the brokerage firms holding shares for their clients in street name have not responded to previous requests for the number of persons for whom they are holding the shares.

Interests of insiders in the bankruptcy are Allan M. Blue, Director and legal counsel, who is an unsecured creditor for $20,000.00. Michael J. Post, President, Treasurer and Director, is an unsecured creditor for approximately $10,000 for advances he has made to the Company while it has been operating in Chapter 11 Reorganization. Mr. Post's claim is due in full as a priority to any of the other classes of creditors.

The Company proposes to raise additional equity capital post-confirmation through either one or two different means.

One way would be to offer securities in a private placement to accredited or institutional investors in a transaction commonly referred to as a PIPE. PIPE is an acronym for "Private Investment in a Public Entity". Any securities sold in such an offering would not be registered securities under the Securities Act of 1933, as amended (the "Act"), and would be offered in reliance upon the exemption from registration under Regulation D promulgated under the Act. Securities sold under the provisions of Regulation D are restricted against resale except upon the securities first being registered or if they are transferred in a manner such that the transaction is exempt from registration; also, after holding the restricted securities for at least a year, the securities may be sold in accordance with the terms and conditions of Rule 144. Securities sold in a PIPE are typically sold at a price that represents a discount from the trading price of the securities, may be of a different security with a conversion right into the publicly traded security, and often have additional incentives for the purchaser of the securities, such as warrants exercisable at a discounted price, convertible securities exercisable at a discounted price, or similar types of arrangements.

The Company has discussed such a post-confirmation offering with a couple of investment bankers who have expressed an interest in arranging such a sale of securities. Even if the Reorganization Plan is confirmed, there can be no assurance that the Company will be able to raise money from the sale of its securities in such an arrangement, or that the price of its securities would make such an offering economically feasible.

Another possible means of raising additional equity capital would be through a Regulation S offering which provides a means for a company to offer its securities without registering them under the Act. Under the provisions of Regulation S, which has been adopted under the Act, the securities must be sold overseas to non-U.S. persons (generally foreign investors who are not United States citizens) and the securities must be restricted against resales to U.S. persons. Resales to U.S. persons cannot be made for at least one year after their issuance and then only in accordance with the provisions of Rule 144 or if the securities are registered under the Act.

Rule 144 has several basic requirements. They are that their be current public information about the issuer of the securities, that there be a holding period for the securities, that the number or amount of the securities sold within a 90 day period is limited, and that the securities be sold only in brokers transactions, which are basically unsolicited transactions in the open market.

The Company has had discussions with one potential underwriter for a Regulation S offering, although there can be no assurances that such an offering could be economically made by the Company or that the underwriter could perform. Such an offering could be made only after confirmation of the Reorganization Plan as proposed and would be subject to there being a continuing and active market for the common shares of the Company at the time of such an offering. Further, such offerings, because the securities are restricted against resale in the United States, are typically sold at a substantial discount from the market price of the securities being offered.

The Company is current on all of its 10-KSB (annual reports) and its 10-QSB (quarterly reports) filings that are required to be made with the Securities & Exchange Commission in connection with it having registered its common shares, no par value, under Section 12(g) of The Securities Exchange Act of 1934. Further, the Company expects to continue to file such reports in a timely manner both pre- and post-confirmation of the Reorganization Plan. Copies of all of the Company filings can be accessed in the SEC Edgar database at www.sec.gov/edgar.

E. General Provisions

1. Disbursing Agent

Debtor shall be designated the disbursing agent for collection and disbursement of the funds necessary and appropriate to make payments as set forth in the Plan. Acceptance of the Plan shall be deemed to constitute consent to the designation of Debtor as the disbursing agent for the collection and disbursement of funds pursuant to the Plan.

2. Retention of Causes of Action

In accordance with Section 1123(b) of the Bankruptcy Code, the Debtor shall retain any claims, demands, rights, and causes of action that the Debtor may hold against any person or entity, including, without limitation, claims and causes of action arising under Sections 542, 543, 544, 545, 547, 548, 549, 550, 551 and 553 of the Bankruptcy Code. Therefore, no preclusion doctrine, including without limitation the doctrines of res judicata, collateral estoppel, issue preclusion, claim preclusion, estoppel (judicial, equitable or otherwise) or laches shall apply to them by virtue of or in connection with confirmation of the Plan.

Debtor shall also retain any claims, demands, rights, and causes of action it may have against any party while Debtor continues to investigate causes of action.

3. Retention of Jurisdiction

The Bankruptcy Court shall have jurisdiction of matters specifically identified in Section X.C. of the Plan.

IV. VOTING PROCEDURES AND REQUIREMENTS

A. Voting Requirements

Pursuant to the Bankruptcy Code, only holders of allowed claims and allowed interests that are impaired under the terms and provisions of the plan are entitled to vote to accept or reject the Plan. Holders of allowed claims and allowed interests that are unimpaired under the terms of the plan are conclusively presumed to have accepted the plan and are not entitled to vote on the plan. Holders of allowed claims and allowed interests who receive no distributions of property pursuant to the plan are conclusively presumed to have rejected the Plan and are not entitled to vote.

Holders of Claims in Class B and Class C are impaired and therefore are entitled to vote to accept or reject the Plan. Holders of Claims in Class E will not receive a distribution under the Plan and are conclusively presumed to have

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voted to reject the Plan. Therefore, the Debtor is soliciting acceptances only from the holders of Claims in Class B and Class C.

All holders of Claims in Class B-1 through B-8 as separate classes and Class C whose claims are deemed allowed pursuant to either Section 502(a) or Section 1111(a) may vote on the Plan. A Claim is not an Allowed Claim, however, simply because the holder of the Claim was permitted to vote on the Plan. Unless the Claim is otherwise allowed pursuant to the Plan, Debtor reserves the right to object to the allowance of all Claims for all other purposes pursuant to the Plan, including Distributions.

B.   Ballots and Voting Deadlines

A Ballot to be used for voting to accept or reject the Plan is enclosed with this Disclosure Statement and Plan. See Exhibit B to the Plan. Class B-1 through B-8 and Class C claimants ("Voting Claimants") should carefully review the Disclosure Statement, Plan, and instructions contained on the Ballot. After reviewing the Disclosure Statement, Plan, and Ballot, Voting Claimants are encouraged to cast their vote by indicating their acceptance or rejection of the Plan on the Ballot. To be counted, your ballot must be actually received by 4:00 p.m., Eastern Time, on _____ at the address indicated on the ballot.

V.   CONFIRMATION OF THE PLAN

A.   Requirements for Confirmation of the Plan

1.   Section 1129 Requirements

The Bankruptcy Court will confirm the Plan only if all of the requirements of Section 1129 of the Bankruptcy Code are met. Among the requirements for confirmation are that the Plan (i) is accepted by all impaired classes of claims and equity interests or, if rejected by an impaired class, that the Plan "does not discriminate unfairly" and is "fair and equitable" as to such class, (ii) is feasible, and (iii) is in the "best interests" of holders of claims and interests impaired under the Plan.

2.   Votes Required for Acceptance of the Plan

Under the Bankruptcy Code, acceptance of a plan of reorganization by a class of claims occurs when holders of at least two-thirds in dollar amount and more than one half in number of the allowed claims of that class that cast ballots for acceptance or rejection of the plan of reorganization vote to accept the plan. Thus, acceptance of the Plan by a particular class of claims will occur only if at least two-thirds in dollar amount and a majority in number of the holders of allowed claims that cast their Ballots vote in favor of acceptance. Thus, holders of claims which fail to vote are not counted as either accepting or rejecting the Plan.

3. Unfair Discrimination and Fair and Equitable Tests

Even if the Plan is not accepted by every impaired class of claims, the Plan may still be confirmed if, as to each impaired class of claims which has not accepted the Plan, the Plan "does not discriminate unfairly" and is "fair and equitable." A chapter 11 plan does not unfairly discriminate within the meaning of the Bankruptcy Code if the legal rights of a dissenting class are treated in a manner consistent with the treatment of other classes whose legal rights are substantially similar to those of the dissenting class and if no class of claims or interests receives more than it legally is entitled to receive for its claim or interest. With respect to the fair and equitable test, the Bankruptcy Code provides different tests for secured creditors, unsecured creditors and equity holders.

With respect to a secured claim, "fair and equitable" means (i) the impaired secured creditor retains its liens to the extent of its allowed claim and receives deferred cash payments at least equal in value to the allowed amount of its claim with a present value as of the effective date of the plan at least equal in value to such creditor's interest in Debtor's interest in the property securing its claim, (ii) if property subject to the lien of the impaired secured creditor is sold free and clear of that lien, the lien attaches to the proceeds of the sale, and such lien proceeds are treated in accordance with clause (i) or (iii) of this paragraph, or (iii) the impaired secured creditor realizes the "indubitable equivalent" of its claim under the plan.

With respect to an unsecured claim, "fair and equitable" means either (i) each impaired unsecured creditor receives or retains property of a value, as of the effective date of the plan, equal to the amount of its allowed claim, or (ii) the holders of claims or interests that are junior to the claims or interests or the dissenting class will not receive or retain any property under the plan.

With respect to interests, "fair and equitable" means that each interest holder (a) will receive or retain property of a value as of the effective date of the plan, equal to the greatest of (i) the allowed amount of any fixed liquidation preference to which such holder is entitled, (ii) any fixed redemption price to which such holder is entitled, or (iii) the value of such interest; or (b) the holder of any interest that is junior to the interests of such class will not receive or retain any property under the plan on account of such junior interest.

In view of the proposed treatment of the holders of Claims and Interests under the Plan, Debtor believes the Plan does not unfairly discriminate and is fair and equitable.

4. Feasibility Test

Section 1129(a)(11) of the Bankruptcy Code provides that a chapter 11 plan may be confirmed only if the Bankruptcy Court finds such plan is feasible. A feasible plan is one which will not lead to a need for further reorganization or liquidation of the debtor. Debtor will continue its active operations to address obligations to their creditors. In view of GTL's obligations and active operations, Debtor believes that the Plan satisfies the feasibility requirement imposed by the Bankruptcy Code.

5. Best Interests Test

The Bankruptcy Code provides that the plan will not be confirmed, regardless of whether or not anyone objects to confirmation, unless the Bankruptcy Court finds that the plan is in the "best interests" of all classes of claims and interests which are impaired. The "best interests" test will be satisfied by a finding of the Bankruptcy Court that either (1) all holders of impaired claims or interests have accepted the plan, or (2) the plan will provide such a holder that has not accepted the plan with a recovery at least equal in value to the recovery such holder would receive if the debtor was liquidated under chapter 7 of the Bankruptcy Code.

Determining whether the Plan meets the "best interest" tests involves a determination of the amount of proceeds that would be generated from the liquidation of the Debtor's remaining assets in the context of a chapter 7 liquidation. Such value must then be reduced by the costs of such liquidation, including costs incurred during the chapter 11 case and allowed under chapter 7 of the Bankruptcy Code (such a professionals' fees and expenses), a trustee's fees, and the fees and expenses of professionals retained by a trustee. The potential chapter 7 liquidation distribution in respect of each class must be further reduced by costs imposed by the delay caused by conversion to chapter 7. The net present value of a hypothetical chapter 7 liquidation in respect of an impaired class is then compared to the recovery in respect of such class provided for in the plan. Debtor submits that each impaired class will receive under the Plan a recovery at least equal in value to the recovery such class would receive in a liquidation under chapter 7 of the Bankruptcy Code.

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B. Effect of Confirmation

Confirmation of the Plan by the Bankruptcy Court makes the Plan binding upon the Debtor, any person acquiring property under the Plan, and the holders of Claims and Interests, whether or not such creditor or interest holder (i) is impaired under or has accepted the Plan or (ii) receives or retains any property under the Plan.

C. Confirmation Hearing

Pursuant to Section 1128 of the Bankruptcy Code, a hearing to confirm the Plan will be held on December 14, 2004 at 2:00 pm. before the Honorable Charles M. Caldwell, United States Bankruptcy Judge, at the United States Bankruptcy Court, 170 N. High Street, Columbus, Ohio. The Bankruptcy Court has directed that objections, if any, to confirmation of the Plan be served and filed so that they are received on or before 4:00 p.m. on _____. Objections to confirmation of the Plan are governed by Rule 9014 of the Bankruptcy Rules. Any objection to confirmation must be made in writing and specify in detail the name and address of the objector, all grounds for the objection, and the amount of the claim held by the objector. Objections must be filed with the United States Bankruptcy Court, 170 N. High Street, Columbus, OH, 43215 and served so that they are received by the Court and the following parties on or before 4:00 p.m. on _____:

> Grady L. Pettigrew, Jr., Esq.
> Cox, Stein & Pettigrew Co., L.P.A.
> 115 West Main Street, Ste. 400
> Columbus, Ohio 43215
>
> and
>
> Office of the United States Trustee
> 170 North High Street, Room 200
> Columbus, Ohio 43215

VI. TAX CONSEQUENCES OF THE PLAN

There may be tax consequences for the holders of Claims and Interests as a result of implementation of the Plan, based upon the Internal Revenue Code of 1986, as amended, the Treasury Regulations promulgated thereunder, statutes of other governmental units and related regulations, judicial authority and current administrative rulings and practice.

Each holder of a Claim or Interest is urged to consult its own tax advisor as to the consequences of the Plan to it under federal and applicable state, local and foreign tax laws.

VII. ALTERNATIVES TO THE PLAN

Debtor believes that the Plan affords holders of Claims and Interests the potential for the greatest recovery from the Debtor's assets and, therefore, is in the best interests of the holders of Claims and Interests. If the Plan is not confirmed, the alternatives include (a) liquidation under Chapter 7 and (b) alternatives plans of reorganization under Chapter 11. The Debtor has considered these alternatives to the Plan. In the opinion of Debtor, such alternatives would not afford the holders of Claims and Interests as great a recovery potential as does the Plan.

VIII. CONCLUSION AND RECOMMENDATION

Debtor has concluded that confirmation and implementation of the Plan will provide each holder of a Claim with a greater recovery than it would receive under any alternative plan or if Debtor were to liquidate and distribute its assets under Chapter 7. Thus, Debtor recommends that confirmation and implementation of the Plan provides the best reasonably possible outcome, and acceptance of the Plan is in the best interest of the holders of Claims and Interests. Debtor urges all holders of Claims entitled to vote on the Plan to promptly cast their ballots in favor of the Plan.

Respectfully submitted,

/s/ Grady L. Pettigrew, Jr.
Grady L. Pettigrew, Jr. (0029175)
COX, STEIN & PETTIGREW CO., L.P.A.
115 West Main Street, Ste. 400
Columbus, Ohio 43215
(614) 224-1113
Attorney for Gasel Transportation Lines, Inc.

UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF OHIO
EASTERN DIVISION

In re: :

                                        :   Chapter 11

Gasel Transportation Lines, Inc.,   :

                                          :   Case No. 03-57447

               Debtor.   :

                                          :   Judge Caldwell

THIRD AMENDED PLAN OF REORGANIZATION
OF GASEL TRANSPORTATION LINES, INC.

Date: November 8, 2004

Grady L. Pettigrew, Jr. (0029175)
COX, STEIN, & PETTIGREW CO., L.P.A.
115 West Main Street, Ste. 400
Columbus, Ohio 43215-4700
(614) 224-1113

Attorney for Gasel Transportation Lines, Inc.

TABLE OF CONTENTS

INTRODUCTION

Debtor and Debtor-in-Possession, Gasel Transportation Lines, Inc. ("Debtor") proposes the following Plan of Reorganization (the "Plan") for the resolution of the outstanding claims against and interests in the Debtor.

ARTICLE I
DEFINED TERMS, SCHEDULE OF APPENDICES,
RULES OF INTERPRETATION
AND COMPUTATION OF TIME

For purposes of this Plan, the following definitions shall apply unless the context otherwise requires:

A.   Defined Terms

1. **"Debtor"** means Gasel Transportation Lines, Inc., and from and after the Effective Date of the Merger the term "Debtor" shall mean Gasel-Delaware, the Surviving Company to the Merger.

2. **"Effective Date of the Merger"** means the date on which Articles of Merger shall have been filed with the Office of the Secretary of the State of Delaware, and said Secretary of State shall certify that this Agreement has been so filed, all the foregoing in accordance with the statutes of Delaware, and the Merger Agreement shall have been filed with the Secretary of State of the State of Ohio.

3. **"Merger"** means the merger of Debtor into Gasel Delaware, where Gasel Delaware is the surviving corporation to the merger.

4. **"Merger Agreement"** means the Agreement and Plan of Merger, dated as of the date of the Plan, providing for the merger of Debtor into Gasel Delaware, where Gasel Delaware is the surviving corporation to the merger.

5. **"Gasel Delaware"** means Gasel Transportation Lines, Inc., a Delaware corporation incorporated on August ___, 2004.

6. **"Gasel Ohio Common Stock"** means the common stock, no par value, of Debtor, of which 10,000,000 shares are authorized for issuance and approximately 10,000,000 shares are issued and outstanding as of the date of this Plan.

7. **"Gasel Delaware Common Stock"** means the common stock, par value $.001 per share, of Gasel Delaware, of which 100,000,000 shares are authorized for issuance and 100 shares are issued and outstanding as of the date of this Plan.

8. **"Surviving Company"** means the surviving corporation to the Merger, Gasel-Delaware.

9. **"Administrative Claim"** means a Claim, or any portion thereof, constituting a cost or expense of administration allowed under Sections 503(b) and 507(a)(1) of the Bankruptcy Code, including: (a) the actual and necessary costs and expenses incurred after the Petition Date of preserving the Debtor's bankruptcy estate and operating the business of the Debtor; (b) compensation for legal and other professional services and reimbursement of expenses awarded and allowed under Sections 330(a) or 331 of the Bankruptcy Code; and (c) all fees and charges assessed against Debtor's bankruptcy estate under 28 U.S.C. §§ 1911-1930.

10.   **"Gasel Transportation Lines, Inc."** Gasel Transportation Lines, Inc., debtor and debtor-in-possession in this Chapter 11 Case.

11. **"Allowed"** means a Claim or Interest which is deemed allowed pursuant to Section 502(a) or Section 1111(a) of the Bankruptcy Code and as to which the Debtor or any party in interest has not filed an objection on or before the Claims Objection Bar Date.

12. **"Allowed Claim" or "Allowed Interest"** means:

1. If no Claim or Interest has been Filed by the Claims Bar Date or otherwise has been deemed timely Filed under applicable law, a Claim or Interest that has been listed by the Debtor in its schedules as other than disputed, contingent, unliquidated or unknown and as to which the Debtor or any other party in interest has not Filed an objection on or before the Claims Objection Bar Date;

2. If a Claim or Interest has been Filed by the Claims Bar Date or otherwise has been deemed timely Filed under applicable law, a Claim or Interest that either the Debtor or other party in interest has not Filed an objection to on or before the Claims Objection Bar Date or has been allowed by a Final Order.

13. **"Bankruptcy Code"** means Title 11 of the United States Code, 11 U.S.C. §§ 101-1330, as now in effect or hereinafter amended with retroactive applicability to the Chapter 11 Case.

14. **"Bankruptcy Court"** means the United States Bankruptcy Court for the Southern District of Ohio, Eastern Division.

15. **"Bankruptcy Rules"** means, collectively, the Federal Rules of Bankruptcy Procedure and the Local Bankruptcy Rules for the United States Bankruptcy Court for the Southern District of Ohio, as now in effect of hereinafter modified.

16. **"Cash"** means cash, cash equivalents and other readily marketable securities or instruments.

17. **"Chapter 11 Case"** means the Chapter 11 case pending for the Debtor before the Bankruptcy Court, Case No. 03-53521.

18. **"Claim"** means a claim (as defined in Section 105(c) of the Bankruptcy Code) against the Debtor.

19. **"Claims Bar Date"** means July 14, 2003, the date by which all claimants were required to File, or have deemed filed, a proof of Claim pursuant to order of the Bankruptcy Court.

20. **"Claims Objection Bar Date"** means 60 days after the Effective Date.

21. **"Confirmation"** means the entry of the Confirmation Order.

22. **"Confirmation Date"** means the date on which the Bankruptcy Court enters the Confirmation Order on its docket.

23. **"Confirmation Order"** means the order of the Bankruptcy Court entered pursuant to Section 1129 of the Bankruptcy Code and confirming the Plan.

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24. **"Confirmation Hearing"** means the hearing held by the Bankruptcy Court on Confirmation of the Plan, as such hearing may be continued from time to time.

25. **"Debtor"** means Gasel Transportation Lines, Inc.

26. **"Debtor's Counsel"** means Cox, Stein & Pettigrew Co., L.P.A.

27. **"Disclosure Statement"** means the disclosure statement (and all exhibits and schedules attached and referenced thereto) that relates to the Plan and that is approved by the Bankruptcy Court pursuant to Section 1125 of the Bankruptcy Code, as such disclosure statement may be amended, modified or supplemented.

28. **"Distribution"** means the Cash to be distributed to the holders of Allowed Claims or Interests under the Plan.

29. **"Effective Date"** means the next business day following the date on which the Confirmation Order becomes a Final Order.

30. **"Equity Claim"** means a claim reflected by stock ownership.

31. **"File" or "Filed"** means file or filed with the Bankruptcy Court in the Chapter 11 Case.

32. **"Final Order"** means an order or judgment of the Bankruptcy Court, or other court of competent jurisdiction, as entered on the docket of the Chapter 11 Case, which has not been reversed, stayed, modified, or amended, and as to which the time to appeal or seek certiorari has expired and no appeal or petition for certiorari has been timely taken, or as to which any appeal that has been or may be taken or any petition for certiorari that has been

5

or may be Filed has been resolved by the highest court to which the order or judgment was appealed or from which certiorari was sought.

33. **"Interest"** means the rights of holders of issued equity securities of the Debtor.

34. **"Petition Date"** means May 19, 2003.

35. **"Plan"** means this Plan of Reorganization, either in its present form or as it may be altered, amended, modified or supplemented from time to time in accordance with the Plan, the Bankruptcy Code and the Bankruptcy Rules.

36. **"Priority Claim"** means a Claim that is entitled to priority in payment pursuant to Section 507(a)(8) of the Bankruptcy Code.

37. **"Secured Claim"** means a Claim that is secured by a lien on property in which Debtor's bankruptcy estate has an interest or that is subject to setoff under Section 553 of the Bankruptcy Code, to the extent of the value of the Claim holder's interest in the Debtor's bankruptcy estate's interest in such property or to the extent of the amount subject to setoff, as applicable, as determined pursuant to Section 506(b) of the Bankruptcy Code.

38. **"Administrative Claim"** means the Administrative Claims and the Priority Tax Claims pursuant to Section 507 of the Bankruptcy Code.

39. **"Unsecured Claim"** means any Claim that is not an Administrative Claim, Priority Tax Claim, or Secured Claim.

B. **Schedule of Appendices**

Appendix A   Valuation of Property

Appendix B	Liquidation Analysis
Appendix C	Summary
Appendix D	Plan Assumptions
Appendix E	Summary Profit & Balance Sheet Projections
Appendix F	Yearly Financial Projections
Appendix G	Amortization Schedules
Appendix H	Class C Unsecured
Appendix I	Agreement and Plan of Merger
Appendix J	Certificate of Incorporation

C.   Rules of Interpretation and Computation of Time

1.   Rules of Interpretation

For purposes of the Plan: (a) whenever from the context it is appropriate, each term, whether stated in the singular or the plural, shall include both the singular and the plural; (b) any reference in the Plan to a contract, instrument, release, indenture or other agreement or document will be substantially in such form or substantially on such terms and conditions; (c) any reference in the Plan to an existing document or exhibit Filed or to be Filed means such document or exhibit, as it may have been or may be amended, modified or supplemented; and (d) captions and headings in the Plan are inserted for convenience of reference only and are not intended to be a part of or to affect the interpretation of the Plan.

2. Computation of Time

In computing any period of time prescribed or allowed by the Plan, the provisions of Bankruptcy Rule 9006(a) will apply.

ARTICLE II

CLASSES OF CLAIMS AND INTERESTS

All Claims and Interests, except Administrative Claims and Priority Tax Claims, are placed in the classes as described below. In accordance with Section 1123(a)(1) of the Bankruptcy Code, Administrative Claims and Priority Tax Claims have not been classified and thus are excluded from the classes described below. The categories of Claims and Interests listed below classify Claims and Interests pursuant to Sections 1122 and 1123(a)(1) of the Bankruptcy Code. A Claim or Interest is in a particular class only to the extent that such Claim or Interest is an Allowed Claim or an Allowed Interest and has not been paid or otherwise settled prior to the Effective Date. A Claim or Interest is not an Allowed Claim or Allowed Interest, however, simply because the holder of the Claim or Interest was permitted to vote on the Plan. Unless the Claim is otherwise allowed pursuant to the Plan, the Debtor specifically reserves the right to object to all Claims or Interests pursuant to the provisions of this Plan, notwithstanding the fact that a holder of a Claim or Interest was permitted to vote on the Plan.

Claims and Interests are classified as follows:

Class A: Priority Claims

Class B: The Allowed Secured Claims.

Class C: The Allowed Unsecured Claims of creditors of Debtor's bankruptcy estate.

Class D: The Disputed Claims of Creditors.

Class E: The Allowed Interests of equity security holders of Debtor.

The following classes are considered impaired by the Debtor: Class B and Class C.

ARTICLE III

TREATMENT OF CLAIMS AND INTERESTS

A. Priority Claims

Class A.   Priority Claims.

Class A-1.   The Administrative claim of the US Trustee shall be paid in full according to the schedule.

Class A-2.   The claim of Cox Stein & Pettigrew Co., LPA shall be paid in full.

Class A-3.   The priority tax claim of the U.S. government Internal Revenue Service of $212,747.

Class A-4.   The priority tax claim of State of Ohio Withholding of $15,667.

Class A-5.   The priority tax claim of State of West Virginia Withholding of $7,583.

Class A-6.   The claim of Ohio Bureau of Workers' Compensation of $79,742.

1. Payment of Administrative Claims

a. Administrative Claims

Each holder of an Administrative Claim shall be paid in Cash equal to the amount of the Allowed Administrative Claim on the Effective Date or within 20 days after the date on which an order allowing such Claim becomes a Final Order. The Administrative Priority Claim of Systran Financial Services Corporation will continue as a post-confirmation factoring agreement upon written terms between the parties.

b. Statutory Fees

On or before the Effective Date, Administrative Claims for fees payable pursuant to 28 U.S.C. § 1930, as determined by the Bankruptcy Court at the Confirmation Hearing, will be paid in Cash equal to the amount of such Administrative Claims. All fees payable thereafter will be paid in accordance with 28 U.S.C. § 1930 until the closing of the case.

c. Bar Dates for Administrative Claims

i. General Bar Date Provisions

Except as provided below in Section III.A.c.ii., requests for payment of Administrative Claims must be Filed and served on Debtor's Counsel no later than 30 days after the Effective Date. Holders of Administrative Claims that are required to File and serve a request for payment of such Claims and that do not File and serve a request by the applicable bar date will be forever barred from asserting such Claims. Objections to such requests must be Filed and served on Debtor's Counsel no later than 75 days after the Effective Date.

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ii.   Bar Dates for Professionals

Debtor's Counsel or other entities requesting compensation and/or reimbursement of expenses pursuant to Sections 327, 328, 330, 331 and 503(b) of the Bankruptcy Code for services rendered before the Confirmation Date must File and serve an application for allowance of compensation and reimbursement of expenses no later than 90 days after the Effective Date. Objections to applications of Debtor's Counsel or other entities for compensation or reimbursement of expenses must be Filed and served no later than 120 days after the Effective Date.

2.   Payment of Priority Tax Claims

Pursuant to Section 1129(a)(9)(C) of the Bankruptcy Code, unless otherwise agreed to by the holder of the Priority Tax Claim and the Debtor, each holder of an Allowed Priority Tax Claim will receive, in full satisfaction of its Priority Tax Claim, deferred Cash payments over a period not exceeding six years from the later of the Effective Date or the date the Priority Tax Claim is Allowed. Unless otherwise agreed to by the holder of the Priority Tax Claim and the Debtor, the first payment on account of such Priority Tax Claim will be payable on the ninetieth (90th) day after the later of the Effective Date or the date the Priority Tax Claim is Allowed, and the remaining payments shall be made on a quarterly basis thereafter until the Allowed Priority Claim is paid in full.

Class A.   Priority Claims.

Class A-1.   The Administrative claim of the U.S. Trustee.

Class A-2.   The claim of Cox, Stein & Pettigrew Co., L.P.A.

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Class A-3.   The priority tax claim of the U.S. government Internal Revenue Service of $212,747.

Class A-4.   The priority tax claim of State of Ohio Withholding of $15,667

Class A-5.   The priority tax claim of State of West Virginia Withholding of $7,583.

Class A-6.   The claim of Ohio Bureau of Workers' Compensation of $79,742.

Class A-7.   The priority claim of Systran Financial Services Corporation shall be paid according to the factoring agreement between the parties.

Class A-8.   The priority claim of Settler's Bank shall be paid according to the fuel agreement to the parties.

B.   Non Priority Claims

Class B.   Secured Claims

1. Class B Claims. The Class B Claims shall be paid in equal monthly Distributions beginning on the thirtieth (30th) day following the Effective Date and continuing each month thereafter until the obligation is paid in full. Each creditor in Class B-1 through B-8 shall retain their lien.

Class B-1:

2. Class B - Classification and Treatment of Secured Claims

Class B: Class B consists of all secured claims pursuant to Section 506 of the Bankruptcy Code. Each Class B creditor in Class B-1 through B-8 shall vote in its own separate class. Secured creditors shall retain their liens. Class B shall be paid in full as more fully described in the Plan.

Class B-1 consists of the allowed fully secured claim held by WesBanco for $1,648,945.58. WesBanco's claim is secured by twenty (20) 2000 Freightliner Tractors valued at $384,500 and will be paid at the contract rate of 12.37% with monthly payments of $13,833 with a balloon payment of $40,000 which will be paid in the 31st month.

Class B-2 consists of the secured claim of WesBanco for $469,440.91 for a first real estate mortgage on the real estate owned by Debtor. The claim is cross collateralized. WesBanco will be paid in monthly payments of $4,623.00 and at 5.5% interest rate for 128 months with a final balloon payment of $40,640.00 on its claim secured by real estate.

Class B-3 consists of the secured claim of WesBanco for $10,000 for which WesBanco has a first position on the computer and computer software equipment valued at $10,000. WesBanco will be paid in monthly payments of $860.66 and at 6% interest rate on its claim until paid in full in 12 months.

Class B-4 consists of the secured claim of Daimler Chrysler Services composed of a vehicle loan of $318,000 on twelve (12) 2001 model Freightliners which will be paid $12,200.00 monthly at 6% interest for 23 months with a balloon payment of $60,366 on the 24th payment.

Class B-5 consists of the secured claim of Orix Financial Services composed of a Tractor Loan of $217,500 on 18 Tractors: 16 1999 Kenworth Tractors; one 1999 Volvo Tractor; and, one 1999 Freightliner Tractor at 9.5% interest with 23 payments of $7,600 with a final balloon

13

payment of $70,403.00, and a Trailer Loan on 45 Trailers of $309,000 which will be paid $9,100 monthly at 9.5%interest in 36 payments with a balloon of $42,197 Payoff of a 1998 Lincoln Navigator for the estimated Fair Market Value of $7,500 within thirty (30) days of the effective date of the Plan in exchange for the title. Orix shall be paid for additional collateral or Other Assets consisting of the following:

(1) Shop Equipment	$ 18,600.00
(2) Office Equipment	$10,790.00
(3) Parts Inventory	<u>$31,017.00</u>
TOTAL	$60,407.00

Gasel agrees to pay Orix the total current value of Other Assets at $60,407 in equal monthly installments over the next thirty-six (36) months, beginning the first month following a Confirmed Plan. Gasel shall have a 15-day default grace period on any payment under the Plan.

Class B-6 consists of the secured claim of Settlers Bank secured by 9 Dry Vans at $3,000; 9 Reefer Trailers at $4,000; 6 Tractors at $7,000 and 313,136 shares of Gasel Common Stock at $0.70 at a value of $324,195 with the debt being $297,191 plus interest to be paid $3,568 monthly at 6% interest over 108 months until paid in full.

Class B-7 consists of the secured claim of Volvo Commercial Credit at $0.00 based on the surrender of Volvo's collateral.

Class B-8 consists of the secured claim of Waterford Bank secured by a second mortgage on Gasel's Marietta terminal consisting of 12 acres and buildings with a value of $750,000 and an outstanding balance of $458,352 which will be paid at $3,000 monthly at 6% interest with a balloon of $312,682 to be paid in 144 months after confirmation. Waterford will forgive an $82,236 unsecured loan as a compromise of its unsecured claim.

2. **Class C Claims.** The Class C Claims shall be paid a Distribution of five percent (5%) of the Allowed Claim after full satisfaction of the Unclassified Claims. Class C is an impaired class. Class C claims are a total of $3,747,740.00.

3. **Class D Claims.** The Class D Claims are disputed claims. Disputed claims will not be paid until the claim is allowed as a Class C Claim by Court order or agreement with the parties.

4. **Class E Claims.** Class E consists of all equity holders of the Debtor. No distribution will be made to Class E. Class E equity holders will retain their interest and will receive equity in the recapitalized Debtor. The actual cash value will be determined by Court Order based on a Motion filed by Debtor on or before July 31, 2004.Class E is an impaired class of interest holders.

ARTICLE IV

MEANS FOR IMPLEMENTATION OF THE PLAN

Immediately prior to or simultaneously with the Effective Date, Debtor shall be merged into Gasel-Delaware pursuant to the Merger Agreement, and Gasel-Delaware shall be the Surviving Company to the Merger. Accordingly, after the Effective Date Gasel-Delaware would, by operation of the Merger, succeed to all of the assets and liabilities of Debtor, including Debtor's obligations under the Plan. Gasel-Delaware has joined with Debtor as a proponent of this Plan, and as such is deemed an "affiliate" of Debtor under Section 1145(a)(1) of the Bankruptcy Code.

The Debtor believes that reincorporation of Gasel Transportation Lines, Inc. in Delaware is in the best interests of Debtor and of all holders of Claims and Interests. The Certificate of Incorporation of the Surviving Company provides for an authorized capital of 100,000,000 shares of Common Stock, par value $.001 per share and 10,000,000 shares of Preferred Stock, par value $.001 per share. This will provide the Surviving Company with substantial additional authorized common stock, and a class of preferred stock, so as to permit equity financings in the period immediately following the Effective Date. Debtor estimates that the Surviving Company will require equity financing in excess of $1,500,000.00 commencing with the second and third truances to occur in succeeding ninety-day periods. In addition, Delaware as a domicile for a corporation has perceived advantages; it is the most recognized incorporation jurisdiction in the United States, generally, and is preferred for companies being financed institutionally.

As of the Effective Date of the Merger, the outstanding 10,000,000 shares of Gasel Ohio Common Stock will be converted, on a one share-for-one share basis, into common stock of the Surviving Company—Gasel Delaware, and the holders thereof will have precisely the same rights which they would have had if such certificates had been issued by the Surviving Company. On the Effective Date of the Merger, the Debtor's warrants to purchase an aggregate of _____ shares of Gasel Ohio Common Stock and Debtor's options to purchase an aggregate of _____ shares of Gasel Ohio Common Stock will constitute warrants and options, respectively, of the Surviving Company to purchase that same respective numbers of shares of Gasel Delaware Common Stock, and the holders thereof will have precisely the same rights under their respective warrant and option agreements which they would have had if such warrants and options had been issued by the Surviving Company.

On the Effective Date of the Merger, the assets, liabilities, reserves and accounts of each constituent corporation will be taken up on the books of the Surviving Company at the amounts at which they, respectively, were carried on the books of said constituent corporations. Prior to

38

the Effective Date of the Merger, Gasel-Delaware will have no assets or liabilities, so that, following the Merger, the assets and liabilities of the Surviving Company shall be the same as those of the Debtor prior to the Merger.

Gasel-Delaware was incorporated on August ____ 2004. The officers and directors of Gasel-Delaware are identical to the officers and directors of Debtor. Gasel-Delaware has been qualified to do business in the State of Ohio.

As a result of the Merger, the Certificate of Incorporation of Gasel-Delaware will be the Certificate of Incorporation of the Surviving Company, and the By-Laws of Gasel-Delaware will be the By-Laws of the Surviving Company.

After the Effective Date, the Surviving Company will be responsible for all debts, liabilities, obligations and duties of Debtor and all said debts, liabilities, obligations and duties will attach to the Surviving Company and may be enforced against it to the same extent as if said debts, liabilities, obligations and duties had been incurred or contracted by it.

After the Effective Date, Gasel Transportation Lines, Inc., will make Distributions pursuant to the Plan. Said payments will be generated from Gasel Transportation Lines, Inc.'s operations.

Debtor shall make appropriate Plan payments as set forth in Appendix C.

Finally, any recovery obtained from the causes of action preserved pursuant to Section X.D. of this Plan shall be used to fund the Debtor's obligations under the Plan.

ARTICLE V
EXECUTORY CONTRACTS AND UNEXPIRED LEASES

A. **Assumption and Assignment and Rejection of Executory Contracts and Unexpired Leases**

Debtor will assume the Leases and assign said Leases with Dayton Leasing, Stoughton Leasing, MKB Leasing and Navistar. Debtor has agreed to assume its obligations and to perform and comply with the terms and provisions of the Leases pursuant to Section 365(b) and (f) of the Bankruptcy Code. Gasel Transportation Lines, Inc., will make equal payments according to Appendix C following the Effective Date.

The Plan will constitute a motion to assume and assign the Leases. Entry of the Confirmation Order by the Bankruptcy Court will constitute approval of the assumption and assignment of the Leases pursuant to Section 365(a), (b), and (f) of the Bankruptcy Code and a finding by the Bankruptcy Court that the assumption and assignment of the Leases satisfies all the requirements of Section 365 of the Bankruptcy Code.

All other executory contracts and unexpired leases of the Debtor that have not been assumed or rejected prior to the Confirmation Date will be deemed rejected by the Debtor as of the Confirmation Date. The Plan will constitute a motion to reject such executory contracts and unexpired leases. Entry of the Confirmation Order by the Bankruptcy Court will constitute approval of such rejections pursuant to Section 365(a) of the Bankruptcy Code and a finding by the Bankruptcy Court that each such rejected executory contract or unexpired lease is burdensome and that the rejection thereof is in the best interest of the Debtor and all parties to the Chapter 11 Case.

B. **Bar Date for Rejection Damages**

If a rejection of an executory contract or unexpired lease pursuant to Section V.A. above gives rise to a Claim by the other party or parties to such contract or lease, such Claim will be forever barred and will not be enforceable against the Debtor or the Debtor's bankruptcy estate, unless a proof of claim is Filed and served on or before 30 days after the Effective Date. The Debtor reserves the right to object to such Claim.

ARTICLE VI
PROVISIONS GOVERNING DISTRIBUTION

The Debtor shall be designated as the disbursing agent for collection and disbursement of funds. The Debtor will make all Distributions in Cash as required and in accordance with the provisions of the Plan to all classes of Claims.

ARTICLE VII
EFFECT OF CONFIRMATION

A. General Provisions

As of the Effective Date, the terms and conditions of the Plan will be binding on the Debtor, Gasel Transportation Lines, Inc., and holders of Claims and Interests whether or not such holder has accepted the Plan.

B. Binding Effect

Except as otherwise provided in Section 1141(d)(3) of the Bankruptcy Code, the provisions of the Plan shall bind the Debtor and any holder of Claims or Interests and their successors and assigns, whether or not the holder of the Claim or Interest is impaired under the Plan and whether or not such holder has accepted the Plan.

C. Title to Debtor's Property

Except as provided otherwise in this Plan and the provisions of the Bankruptcy Code, upon confirmation, all property of the Debtor's estate shall rest in the Debtor free and clear of all liens, claims, or encumbrances.

ARTICLE VIII
CRAMDOWN

The Debtor requests Confirmation under Section 1129(b) of the Bankruptcy Code. The Debtor hereby requests the Bankruptcy Court to find that the provisions of the Plan do not discriminate unfairly and are fair and equitable with respect to each class of Claims and Interests that is impaired and does not accept the Plan. The Debtor reserves the right to modify the Plan to the extent, if any, that Confirmation pursuant to Section 1129 of the Bankruptcy Code requires modification.

ARTICLE IX
PROCEDURES FOR RESOLVING DISPUTED CLAIMS

Unless otherwise provided in this Plan, all objections to Class D. Claims and other Claims or Interests shall be Filed and served on the holders of such Claims or Interests by the Claims Objection Bar Date. If an objection is not Filed with respect to a Claim or Interest, the Claim or Interest will be treated as an Allowed Claim or an Allowed Interest. If a timely objection to a Claim or Interest has been Filed, such Claim or Interest is a disputed Claim or disputed Interest, respectively, and no distribution in respect of said disputed claim or disputed interest shall be paid unless and until there is a Final Order allowing same. Unless otherwise allowed pursuant to the provisions of the Plan, the Debtor and any party interest shall have authority to object to and contest the allowance of Claim or Interest.

ARTICLE X
MISCELLANEOUS PROVISIONS

A.   **Modification to the Plan**

Subject to the restrictions on modifications contained herein or set forth in Section 1127 of the Bankruptcy Code, (i) the Debtor reserves the right to alter, amend or modify the Plan prior to the entry of the Confirmation Order and (ii) after entry of the Confirmation Order, the Debtor (prior to the Effective Date) may, upon order of the Bankruptcy Court, amend or modify the Plan, in accordance with Section 1127(b) of the Bankruptcy Code, or remedy any defect or omission or reconcile any inconsistency in the Plan in such manner as may be necessary to carry out the purpose and intent of the Plan.

B.   Revocation of the Plan

The Debtor reserves the right to revoke or withdraw the Plan prior to the Confirmation Date. If the Debtor revokes or withdraws the Plan, the Plan will be null and void in all respects, and nothing contained in the Plan (1) will constitute a waiver or release of any Claims by or against the Debtor or (2) prejudice in any manner the rights of the Debtor or any other party.

C.   Retention of Jurisdiction

Notwithstanding the entry of the Confirmation Order, the Court will retain such jurisdiction after the Confirmation Date as is legally permissible, including jurisdiction to:

1.   Allow, disallow, determine, liquidate, classify, estimate or establish the priority or secured or unsecured status of any Claim, including resolution of any request for payment of any Administrative Claim and the resolution of any and all objections to the allowance or priority of Claims;

2.   Grant or deny all applications for allowance of compensation or reimbursement of expenses authorized pursuant to the Bankruptcy Code or the Plan, for periods ending on or before the Confirmation Date;

3.   Resolve any motions pending on the Confirmation Date to assume, assume and assign, or reject any executory contract or unexpired lease to which the Debtor is a party or with

respect to which the Debtor may be liable and to hear, determine and, if necessary, liquidate, any Claims arising therefrom;

4.   Ensure that Distributions to holders of Allowed Claims are accomplished pursuant to the provisions of the Plan;

5.   Decide or resolve all motions, adversary proceedings, contested or litigated matters, grant or deny any applications, or decide or resolve any other matters involving the Debtor that may be pending on the Confirmation Date;

6.   Enter such orders as may be necessary or appropriate to implement or consummate the provisions of the Plan and all contracts, instruments, releases and other agreements or documents created in connection with the Plan or Disclosure Statement;

7.   Resolve all cases, controversies, suits or disputes that may arise in connection with the consummation, interpretation or enforcement of the Plan or any entity's obligations incurred in connection with the Plan;

8.   Modify the Plan before or after the Confirmation Date pursuant to Section 1127 of the Bankruptcy Code, or modify the Disclosure Statement or any contract, instrument, release or other agreement or document created in connection with the Plan or Disclosure Statement, or remedy any defect or omission or reconcile any inconsistency in any Bankruptcy Court order, the Plan, the Disclosure Statement or any contract, instrument, release or other agreement or document created in connection with the Plan or Disclosure Statement, in such manner as may be necessary or appropriate to consummate the Plan to the extent authorized by the Code;

9.   Issue injunctions, enter or implement other orders or take such other actions as may be necessary or appropriate to restrain interference by any entity with implementation, consummation or enforcement of the Plan;

10.   Enter and implement such orders as are necessary or appropriate if the Confirmation Order is for any reason modified, stayed, reversed, revoked or vacated;

11.   Hear and determine matters concerning state, local, and federal taxes in accordance with sections 346, 505 and 1146 of the Code;

12.   Hear and determine disputes with respect to the compensation of the Debtor's Counsel;

13.   Determine any other matters that may arise in connection with or relate to the Plan, the Disclosure Statement, the Confirmation Order or any contract, instrument, release or other agreement or document created in connection with the Plan or Disclosure Statement; and

14.   Enter an order closing the Reorganization Case.

D.   **Preservation of Causes of Action**

The Debtor hereby preserves and retains, subsequent to the Effective Date, any and all claims, demands, and causes of action of the kind the Debtor may have including those claims specified in Sections 542, 543, 543, 544, 545, 547, 548, 549, 550, 551, and 553 of the Bankruptcy Code.

The Debtor hereby preserves and retains, subsequent to the Effective Date, any and all claims, demands and causes of action the Debtor may have as to the date of filing.

E.   **Discharge of Claims**

Pursuant to Section 1141(d)(3) of the Bankruptcy Code, Confirmation will not discharge Claims against the Debtor; provided, however, that no holder of a Claim against or Interest in the Debtor may, on account of such Claim or Interest, seek or receive any payment or other distribution from, or seek recourse against the Debtor, except as expressly provided herein.

F. Successors and Assigns

The rights, benefits and obligations of any entity named or referred to in the Plan will be binding on, and will inure to the benefit of, any heir, executor, administrator, successor or assign of such entity.

G. Service of Documents on the Debtor

Any pleading, notice or other document required by the Plan to be served on or delivered to the Debtor will be sent by first class U.S. mail, postage prepaid, to:

> Grady L. Pettigrew, Jr.
> COX, STEIN & PETTIGREW CO., L.P.A.
> 115 West Main Street, Ste. 400
> Columbus, Ohio 43215

> with copies to:

> Gasel Transportation Lines, Inc.
> Attention: Michael J. Post
> P. O. Box 1199
> Marietta, OH 45750

H. Other Considerations

The commitments made under this Plan are exempt from registration under the Securities Act of 1933 and state and local laws to the extent provided in 11 U.S.C. § 1145.

No information is set forth herein with respect to the tax impact, if any, of this Plan upon any holder of a Claim or Interest. Each holder of a Claim or Interest is urged to consult with a tax advisor to review these matters.

Respectfully submitted,

/s/ Grady L. Pettigrew, Jr.
Grady L. Pettigrew, Jr. (0029175)
COX, STEIN & PETTIGREW CO., L.P.A.
115 West Main Stree, Suite 400
Columbus, Ohio 43215
(614) 224-1113
Attorney for Gasel Transportation Lines,
Inc.

APPENDIX A

VALUATION OF GASEL TRANSPORTATION LINES, INC. PROPERTY
(as of June 30, 2004)

Real Estate $770,054

      1st mortgage - WesBanco Bank $469,441

      2nd mortgage - Waterford Bank $458,352

Tractors $7,601,748.00

Trailers $2,798,249.00

Inventory $102,177.00

Office equipment furnishings and supplies $228,104.39

Shop, equipment and supplies $408,962.49

Accumulated Depreciation   ($8,189,010.00)

Revenue equipment held for Resale $1,212,117.00

Other Assets $7,683.00

Total Assets $4,940,084.00

APPENDIX B

GASEL TRANSPORTATION LINES, INC.
LIQUIDATION ANALYSIS

Property	Market Value	Lien Amount	Available for Distribution
Real Estate	$535,000.00 Secured	$968,432.00 Exceeds	$ 0
Office Equipment furnishings and supplies	$15,790.00	$15,790.00	$ 0
Equipment, machines, and supplies	$11,000 $23,600.00 $1,255,600.00 $256,400.00	$21,407.00 $23,600.00 $6,598,690.00	$ 0
Cost of Liquidation (10%)*	$209,739.00	$	$
Cost of Administration	$	$	$
TOTAL	**$ 1,887,651.00**	**$7,627,919.00**	**$ 0**
Total Assets after liquidation	$	$	$

* The cost of liquidation would equal or exceed 10% of the value of Debtor's unencumbered assets.

49

APPENDIX C

This projection model depicts profits, cash flow, and balance sheet results based on down-sizing the company owned and operated tractor and trailer fleet in the first quarter of 2004 and the addition of owner/operators (contractors) from newly secured flatbed and automotive divisions.

The power units returned (11) to Volvo in July 2004 are replaced in August and September 2004 by later model tractors on an operating lease with monthly payments approximately equal to the replaced Volvo payments.

Earnings and cash flow increase due to eliminating excessive equipment maintenance costs and decreasing depreciation expense associated with the group of older power units and trailers returned to lenders during the 1st and 2nd quarters of 2004, and from productivity efficiencies picked-up from centralizing the Company's customer base to the proximity of its home terminal (Ohio Valley – Marietta, Ohio), and from a change in its customer mix to shippers paying higher rates, with higher volume and with equipment efficiencies from lower dead-head miles.

In addition, financial performance improvements result from decreases in the Company's general and administrative expenses related to personnel reductions, compensation decreases, and general cost cutting measures.

Interest and depreciation expenses are decreased significantly compared to pre-petition levels, as interest costs and depreciation expenses reflect the decrease in the revised principal balances from its adjustment to management's estimate and lenders' acceptance of the related security (equipment) to current fair market values and amortized over the next two years for tractors and three years for trailers at low interest rates, ranging from 5.5 % to 12.5 %.

Profits and cash flow projections for calendar years 2005 – 2007 (3 years) are assumed to maintain the fleet at the same size as it reaches its peak of approximately 100 tractors and 120 trailers in November of 2004, and as key operating factors that give rise to revenue and operating costs are assumed to remain constant after a certain level of operating efficiencies and cost reductions are achieved by October of 2004, and follow the same seasonal fluctuations annually thereafter.

The plan assumes to start the proposed revised secured debt service in November of 2004 as adequate working capital develops at that point. A significant re-capitalization project is planned to begin in December 2004 (post-confirmation) and it is projected to provide a net of approximately $ 1.275 million in additional working capital over a 9-month period beginning in January and ending in December 2005 from the sale of new common stock issued in a Private Investment in a Public Entity "PIPE" (see attached "New Equity Funding Schedule").

The proposed additional capital would solve the Company's liquidity deficit (a carry-over from the pre-petition period) in the near term and through the foreseeable future, as well as, along with the planned equipment write downs and future earnings, bring shareholder equity positive, largely properly recapitalize the Company.

In addition, the proposed additional capital is estimated to provide sufficient cash to pay off the pre-petition withholding and payroll related taxes in the amount of $315,740 in lump sum in August 2005.

Pre-petition unsecured obligations are proposed to be paid over 5 years discounted to $ 187,400 at 5 % from its original balance of approximately $ 3,747,740.

APPENDIX D

PLAN ASSUMPTIONS

GASEL TRANSPORTATION LINES, INC.

FINANCIAL PROJECTIONS

ASSUMPTIONS

FY 2004 – 2007

CHAPTER 11 REORGANIZATION

REVISED

August 13, 2004

PROJECTIONS PERIOD

Profit, cash flow, and balance sheet projections are actual as per the Company's Reviewed Financial Statements as of March 31, 2004, and updated based upon its Interim Financials as of June 30, 2004.

Projections begin in July 2004, and continue for a period of 40 months through December 2007.

PROFIT & LOSS PROJECTIONS

OF TRACTORS

The number of company-owned power units decrease as a result of turning in the older high operating costs tractors from a total of 99 in the 1st quarter of 2004 to 58 in May and remains constant for the balance of the plan.

OF OWNER/OPERATORS

Owner/operator units are added in January – April of 2004 and take a jump in May 2004 to a peak of 40 in November reflecting the effects of adding an automotive freight business in a second terminal in nearby Ravenswood, West Virginia. The number of owner/operators remains constant at 40 for the balance of the plan.

OF TRAILERS

The trailer pool is reduced in the 1st quarter of 2004 by 30 units from 150 commensurate with the reduction in the tractor fleet and held constant at 120 units for the remainder of the plan period to maintain a ratio of 2:1 company tractors to trailers.

REVENUE MILES/TRACTOR

Revenue miles are actual for January – June of 2004 and are assumed to increase to a monthly average of 8,300 miles/tractor per month with a seasonal decrease annually in November and December showing the effect of the holiday season on freight demand. Calendar years 2005 – 2007 assume an average of 8,000 miles/month with the seasonal decrease in November and December, same as the base year of 2004.

TOTAL REVENUE MILES

Revenue miles are calculated on the total number of power units in service each month times the revenue miles/tractor.

DEADHEAD % (empty miles)

Deadhead, or empty (not loaded) miles, is actual for January – June of 2004 and shows an improving trend based on changes in the Company's customer base and mix, and continues an improvement to 10 % of paid miles in October of 2004. November and December of each plan year show an increase deadhead percentage (and miles) due to the effect of the holiday season on freight demand and getting drivers home.

3

Deadhead for years 2005 – 2007 show the same seasonal patterns as the base year 2004 using 10 % as the base percentage.

PAID MILES

Paid miles are the sum of deadhead miles and revenue miles. Paid miles are used to calculate the driver wages.

TOTAL MILES

Total miles are calculated by adding 10 % (historical factor) to the paid miles. Total miles are assumed to approximate actual miles the company tractors incur. Total miles are used to calculate fuel expenses.

REVENUE / MILE

Revenue per mile is actual January – June of 2004 and reflect in an increasing (favorable) trend to a peak of $1.64 in May of 2004 based on changes in the Company's customer base and sales mix to higher rates both outbound and inbound. The remainder of the plan period shows the revenue per mile constant at $1.62.

MPG

MPG is an abbreviation for Miles Per Gallon. MPG is constant at 5.7, a historical fleet average, for the entire plan period. MPG is used to calculate fuel expense.

COST / GALLON

Cost per gallon is price of fuel on the average for the fleet at the pump. CPG is actual January – June of 2004, and is assumed to be constant at $1.64, the current national company-owned fleet average, for the remainder of the plan period.

FUEL COST / MILE

Fuel cost per mile is calculated by dividing the cost/gallon of fuel by the fuel consumption rate (MPG). The fuel cost/mile is assumed to be constant at $0.29/mile from June of 2004 through the balance of the plan period.

AVG. DRIVER WAGES / PAID MILE

The average driver wages per mile is a current historical average and is assumed to be constant from July 2004, at $ .4170 / mile, through the balance of the plan period. It includes driver base wages (per mile scale), additional load pay, all payroll related taxes, workmen's compensation, health insurance, and fees to the Company's professional employer organization (an employee leasing company) that processes and files Gasel's payroll, and related taxes and benefits.

FREIGHT REVENUE

Revenue from freight activity is actual for the 1st and 2nd quarter of 2004, then projected based on the revenue rate per miles x the total number of revenue miles produced by the company-owned fleet plus the owner/operators. Revenues are assumed constant for the calendar years 2005 – 2007 and follows the same seasonal fluctuations in freight demand annually.

4

OWNER/OPERATOR EXPENSE

Owner/operator expense is actual for January – June of 2004, then projected based on an average factor of 76% x the number of revenue miles produced by the owner/operator fleet for the remainder of the forecast period.

DRIVER WAGES

Driver wages are actual for January – June of 2004, then projected based on the average cost per mile factor of $0.4170 x the total paid miles for the company owned fleet for the balance of the plan period.

FUEL EXPENSE

Fuel expense is actual for January – June of 2004, then projected based the total number of "Total Miles" for the company owned fleet x the average fuel cost per mile factor for the balance of the plan period.

EQUIPMENT REPAIR/OIL/TIRES/LABOR EXPENSE

Equipment repair, tire, and labor expense includes the direct costs of repairing, replacing tires, and labor costs of operating the Company's home terminal shop. The expense is actual for January – June of 2004; it is then projected at 10% (a historical average) of total revenues, increased each year by 1% commencing in 2005.

OTHER DIRECT EXPENSE

Other direct expense includes the variable costs (insurance, tolls, scales, pallets, loading and unloading costs) of operating the equipment and moving freight. It is actual for January – June of 2004, then projected based on a historical average of 11% of total revenues.

GENERAL & ADMINISTRATIVE EXPENSE

G & A includes the costs of operating the office and administrative labor. It is actual for January – June of 2004, then projected at $ 110,000 per month for the balance of the plan period, and based on historical costs adjusted for recent decreases in administrative costs.

DEPRECIATION EXPENSE

Depreciation expense is actual for January – June of 2004, then projected based on the proposed revised equipment adjustment to its estimated current fair market value. Tractors are assumed to be amortized over 24 months and trailers over 36 months, beginning January 2005. The balance of fixed assets is continued to be amortized over the plan period at its pre-petition rates. Tractors and trailers are assumed to continue in operation after their respective payoff for the duration of the plan period.

INTEREST

Interest expense is actual for January – June of 2004, then projected based on the proposed revised equipment adjustment to its estimated current fair market value at various annual interest rates ranging from 6 % to 10 %, and balloon payments based on estimated and lender-agreed residual values. Tractors are assumed to be amortized over 24 months and trailers over 36 months, beginning January 2005.

5

A/R & LINE OF CREDIT SCHEDULE

This schedule calculates the receivables beginning and ending balances, the receivable-based line of credit beginning and ending balances, and related interest expense for each projection period.

The model starts with the actual A/R and line of credit balances as of June 30, 2004, then calculations are based on collections on a 30-day (prior month) turnover and a 6 % rate of interest. New borrowings are based on current month sales (revenues). As per the Company's agreement with its receivables lender, advances against new sales are 90 %.

CASH FLOW PROJECTIONS

This model starts with the actual beginning cash as of June 30, 2004, and shows projected cash in, cash out, and ending cash from June 2004 through the balance of the plan period.

CASH IN FROM REVENUE

Cash in from revenue assumes cash is collected in the following month sales occur from the corresponding Profit & Loss Projection schedules.

CASH OUT – OPERATING EXPENDITURES

All expenses, except insurance, license, and use taxes, are assumed to be on the cash basis and correspond to the Profit & Loss Projections for the same periods. Insurance, license, and taxes are shown to be expended on its scheduled due dates throughout the plan period. Insurance renews bi-annually in October and April and assumes a 20 % down payment on annual premiums. Licenses are renewed each year in May. Equipment related taxes are paid in varying amounts monthly.

CASH OUT – GENERAL & ADMINISTRATIVE EXPENDITURES

G & A expenses are assumed to be on a cash basis and correspond to the Profit & Loss Projections for the same periods.

DEBT SERVICE – SECURED LENDERS

Secured debt is assumed to continue to be paid at its current adequate protection payment levels July through October of 2004, then paid at its proposed revised debt service level from November of 2004 through the balance of the plan period. Secured debt tapers with the pay off of the proposed revised tractor and trailer notes. The related equipment is assumed to continue in operation through the end of the plan period as opposed to being replaced with new equipment due to net economic advantages related to capital outlay and operating costs.

DEBT SERVICE - TAXES

Pre-petition tax obligations are assumed to be paid in October of 2004 from the proceeds of the new proposed equity funding ($ 1.275 million).

DEBT SERVICE - UNSECURED

Unsecured debt is assumed to be paid in equal monthly installments over 5 years beginning January 2005 at 5 % of its original pre-petition amount (see attached Pre-petition debt schedule).

BEGINNNING AND ENDING CASH

Beginning cash is actual as of June 30, 2004. Ending cash is calculated from July 2004 forward based on additions to working capital monthly from operations and net proceeds from the new proposed equity funding.

RESERVE FOR EQUIPMENT REPLACEMENT

It is projected that the Company will need to replace the owned tractors and a portion of the owned trailers at the beginning of 2008, and that a down payment will be needed to make such purchases. It is assumed that 60 tractors at a purchase price of $100,000 each and 60 trailers at a purchase price of $20,000 each will be acquired and that a minimum down payment of 10% of the purchase price will be required. At the end of 2006 and 2007, the Company will establish a cash reserve equal to one half of the projected cash need for the down payment.

BALANCE SHEET

CASH

Cash is calculated from the cash flow projection model, as indicated in the assumptions above for the Cash Flow, and as reduced by the Reserve for Equipment Replacement and other uses of cash important to the Company's financial strength, and are shown as a separate items on the attached "Cash Balances and Other Uses Schedule".

ACCOUNTS RECEIVABLE

Trade Receivables are actual as of June 30, 2004 and then vary with sales, and are reported net of the allowance for doubtful accounts, net of the amount of receivables that are factored.

INVENTORY

Inventory is held constant at its actual level as of June 30, 2004.

OTHER CURRENT ASSETS

Other Current Assets include employee advances, prepaid expenses, including the un-expired portion of insurance and licenses, an investment, and certain restricted cash, all as of June 30, 2004, and are assumed fixed for the balance of the plan period.

PROPERTY, PLANT, AND EQUIPMENT

Depreciable Assets are actual as of June 30, 2004, and assumed adjusted to the proposed revised equipment and real estate debt, extinguishing the difference between the current book value and proposed fair market value.

The returned equipment financed by Volvo and CitiCapital are written off as of June 2004.

Accumulated Depreciation is actual as of June 30, 2004, and assumed adjusted to the proposed fair market value of the equipment and real estate.

OTHER ASSETS

Other Assets include security deposits, ICC license and investment in subsidiary, and it is actual at June 2004 and constant for the balance of the plan period.

ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Trade payables and accrued expenses are actual as of June 30, 2004, and assumed adjusted for a discounted amount of the original pre-petition level and reduced over a 5 year period in equal monthly installments. Post-petition payables and accrued expenses are assumed fixed at the June 30, 2004 level.

PAYROLL TAXES PAYABLE

Taxes are actual as of June 30, 2004, and assumed paid off in August 2005 from the new proposed equity proceeds.

SECURED DEBT

Equipment Notes are actual as of June 30, 2004, and are assumed adjusted to proposed revised debt to its estimated current fair market value, and the principal balance then reduced by equal monthly installments over 24 months for tractors and 36 months for trailers. Debt on real estate is actual as of June 30, 2004, and is assumed adjusted to revised debt and reduced by equal monthly installments to principal over 10 years beginning January 2005.

REDEEMABLE WARRANTS

Redeemable warrants are actual as of June 30, 2004, and it is assumed that the repurchase option is not exercisable.

COMMON STOCK

Common stock is actual as of June 30, 2004 and increased in the 9-month period between January and October of 2005 by the projected amount of funds ($ 1.275 million) to be raised in the proposed new equity placement.

APPENDIX E

SUMMARY- PROFIT & BALANCE SHEET PROJECTIONS

GASEL TRANSPORTATION
FINANCIAL PROJECTION SUMMARY
FY 2004 - 2007
($ 000)

	2004	2005	2006	2007	TOTALS
REVENUE	13,712	15,003	15,003	15,003	58,720
COST OF REVENUE	(11,338)	(12,458)	(12,608)	(12,758)	(49,162)
GROSS PROFIT	2,374	2,545	2,395	2,245	9,659
G & A EXPENSES	(1,291)	(1,320)	(1,320)	(1,320)	(5,251)
OPERATING INCOME (EBITDA)	1,083	1,225	1,075	925	4,308
DEPRECIATION AND INTEREST EXPENSE	(1,360)	(752)	(704)	(430)	(3,246)
REORGANIZATION ITEMS	3,003	0	0	0	3,003
NET PROFIT (BEFORE TAXES)	2,726	473	371	495	4,066
RETURN ON SALES	19.9%	3.2%	2.5%	3.3%	6.9%
CASH	270	1,641	1,464	1,574	

GASEL TRANSPORTATION
FY 2004
($ 000)
BALANCE SHEET PROJECTIONS

	ACTUAL 4/30/04	ACTUAL 5/31/04	ACTUAL 6/30/04	7/31/04	8/31/04	9/30/04	10/31/04	11/30/04	12/31/04	12/31/05	12/31/06	12/31/07
CASH	(147)	(143)	(114)	(52)	(12)	72	135	186	270 ✓	1,641	1,454	1,574
RESERVE FOR EQUIPMENT REPLACEMENT	0	0	0	0	0	0	0	0	0	0	360	720
ACCOUNTS RECEIVABLE (NET)	450	373	371	354	366	375	380	377	369 ✓	369 ✓	369	369
OTHER CURRENT ASSETS	296	347	325	315	321	304	319	332	298	304	310	220
PROPERTY PLANT & EQUIPMENT (NET)	4,951	4,906	3,618	3,526	3,434	3,342	3,250	3,158	2,098	1,596	1,098	823
OTHER NON-CURRENT ASSETS	176	195	207	207	207	207	207	207	207	207	207	207
TOTAL ASSETS	5,726	5,680	4,407	4,350	4,316	4,300	4,291	4,262	3,243	4,117	3,798	3,913
POST-PETITION LIABILITIES:												
ACCOUNTS PAYABLE & ACCRUED EXPENSES	586	586	505	505	505	505	505	505	505	505	505	505
PRE-PETITION LIABILITIES:												
SECURED DEBT	6,587	5,769	4,543	4,502	4,461	4,420	4,379	4,338	2,534	2,015	1,362	1,018
PAYROLL TAXES	316	316	316	316	316	316	316	316	316	(1)	(1)	(1)
UNSECURED DEBT	1,180	1,945	1,916	1,916	1,916	1,916	1,916	1,916	187	150	112	75
TOTAL PRE-PETITION DEBT	8,083	8,030	6,775	6,734	6,693	6,652	6,611	6,570	3,037	2,164	1,473	1,093
TOTAL LIABILITIES	8,669	8,616	7,280	7,239	7,198	7,157	7,116	7,075	3,542	2,669	1,978	1,598
REDEEMABLE WARRANTS	50	50	50	50	50	50	50	50	50	50	50	50
STOCKHOLDERS EQUITY												
COMMON STOCK	2,628	2,628	2,628	2,628	2,628	2,628	2,628	2,628	2,628	3,903	3,903	3,903
RETAINED EARNINGS (DEFICIT)	(5,621)	(5,614)	(5,551)	(5,567)	(5,560)	(5,535)	(5,504)	(5,492)	(2,978)	(2,504)	(2,133)	(1,638)
TOTAL STOCKHOLDERS EQUITY	(2,993)	(2,986)	(2,923)	(2,939)	(2,932)	(2,907)	(2,876)	(2,864)	(350)	1,399	1,770	2,265
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	5,726	5,680	4,407	4,350	4,316	4,300	4,290	4,261	3,243	4,118	3,798	3,913

200

APPENDIX F

YEARLY FINANCIAL PROJECTIONS

61

GASEL TRANSPORTATION
NEW EQUITY FUNDING
TIMELINE

ACTION DESCRIPTION	FY - 2004 AUG	SEP	OCT	NOV	DEC	FY - 2005 Q-1	Q-2	Q-3	Q-4
FILE REVISED DISCLOSURE STATEMENT	8/13/04								
DISCLOSURE STATEMENT HEARING			10/26/04						
CONFIRMATION HEARING					12/14/04				
RVISE BUSINESS PLAN	X			X					
COURT - AUTHORIZE ADDITIONAL SHARES					X				
COURT - APPROVE RE-INCORPORATION (DELAWARE)					X				
START / COMPLETE NEW STOCK SALE						4/1/04	7/1/05	10/1/05	

62

GASEL TRANSPORTATION
NEW EQUITY FUNDING SCHEDULE
FY-2005
($ 000)

		JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	FY-05
SALE OF NEW SALES					3,333,333				3,333,333			3,333,333	10,000,000
PROCEEDS FROM NEW STOCK ISSUED @	$0.15				$500				500			500	1,500
PLACEMENT AND LEGAL FEES @	15.00%				(75)				(75)			(75)	(225)
NET PROCEEDS TO GASEL					$425				425			425	1,275

63

204

GASEL TRANSPORTATION
FY-2004
($ 000)
PROFIT PROJECTIONS

	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	FY-04
	ACTUAL				PROJECTED								
# OF TRACTORS	99	99	99	83	58	61	47	52	58	58	58	58	
# OF OWNER/OPERATORS	7	7	12	15	22	23	24	28	32	36	40	40	
TOTAL POWER UNITS	106	106	111	98	80	84	71	80	90	94	98	98	
# OF TRAILERS	150	150	150	150	120	120	120	120	120	120	120	120	
REVENUE MILES / TRACTOR	7,431	7,126	7,096	7,673	8,620	8,386	8,300	8,300	8,000	8,000	7,500	7,000	93,432
TOTAL REVENUE MILES (in thousands) Miles billed to customers	788	755	788	752	681	696	589	664	720	752	735	686	8,606
DEADHEAD %	16.50%	13.70%	13.90%	14.50%	13.10%	13.00%	12.50%	12.00%	11.50%	10.50%	12.00%	14.00%	15.04%
DEADHEAD MILES	144	120	127	128	103	104	84	91	94	88	100	112	1,294
PAID MILES (to driver) (Rev miles + deadhead miles)	932	875	915	879	784	800	673	755	814	840	835	798	9,900
TOTAL MILES (Paid miles to driver x 1.11) For basis in determining gas costs.	1,035	972	1,015	976	870	888	748	838	903	933	927	885	10,989
REVENUE / MILE (Given)	$1.52	$1.52	$1.52	$1.55	$1.58	$1.64	$1.62	$1.62	$1.62	$1.62	$1.62	$1.62	$1.59
MPG (Given)	5.70	5.70	5.70	5.70	5.70	5.70	5.70	5.70	5.70	5.70	5.70	5.70	5.70
$T / GAL (Given)	$1.55	$1.55	$1.60	$1.62	$1.66	$1.64	$1.64	$1.64	$1.64	$1.64	$1.64	$1.64	$1.62
FUEL COST / MILE	$0.2719	$0.2719	$0.2807	$0.2842	$0.2912	$0.2877	$0.2877	$0.2877	$0.2877	$0.2877	$0.2877	$0.2877	$0.2845
AVG. DRIVER WAGES / PAID MILE	$0.4070	$0.4070	$0.4070	$0.4070	$0.4070	$0.4070	$0.4170	$0.4170	$0.4170	$0.4170	$0.4170	$0.4170	$0.4120

		Q-1	Actual	Actual	Actual							$	CPM	%
REVENUE:														
FREIGHT		3,626	1,214	1,020	1,129	955	1,076	1,166	1,218	1,191	1,111	13,712	1.25	100.00%
TOTAL REVENUE		3,626	1,214	1,026	1,129	955	1,076	1,166	1,218	1,191	1,111	13,712	1.25	100.00%
OPERATING EXPENSES:														
OWNER OPERATOR	78%	(360)	(185)	(197)	(258)	(245)	(286)	(315)	(358)	(369)	(345)	(2,915)	(0.27)	21.26%
DRIVER WAGES		(1,230)	(247)	(329)	(296)	(186)	(205)	(219)	(216)	(208)	(197)	(3,329)	(0.30)	24.28%
FUEL		(635)	(221)	(207)	(196)	(141)	(155)	(166)	(164)	(156)	(149)	(2,191)	(0.20)	15.98%
EQ. REP/OIL/TIRES/LABOR	9.00%	(370)	(98)	(38)	(114)	(86)	(97)	(105)	(110)	(107)	(100)	(1,225)	(0.11)	8.93%
OPERATING LEASES		(105)	(19)	(6)	(43)	(28)	(34)	(40)	(40)	(40)	(40)	(395)	(0.04)	2.88%
OTHER DIRECT EXPENSES	11.00%	(434)	(148)	(99)	(85)	(77)	(84)	(88)	(94)	(91)	(82)	(1,283)	(0.12)	9.36%
TOTAL OPERATING EXPENSES		(3,134)	(918)	(876)	(991)	(763)	(861)	(933)	(979)	(970)	(913)	(11,338)	(1.03)	82.69%
GEN. & ADM. EXPENSES		(356)	(137)	(75)	(63)	(110)	(110)	(110)	(110)	(110)	(110)	(1,291)	(0.12)	9.42%
TOTAL EXPENSES		(3,490)	(1,055)	(951)	(1,054)	(873)	(971)	(1,043)	(1,089)	(1,080)	(1,023)	(12,629)	(1.15)	92.10%
EBITDA		136	159	75	75	81	105	123	130	111	88	1,083	0.10	7.90%
DEPRECIATION		(426)	(105)	(106)	(97)	(92)	(92)	(92)	(92)	(92)	(92)	(1,286)	(0.12)	9.38%
NON-OPERATING EXPENSES		343	0	44	92	0	0	0	0	0	2,524	3,003	0.27	-21.90%
INTEREST		(18)	(6)	(6)	(7)	(6)	(6)	(6)	(6)	(5)	(6)	(74)	(0.01)	0.54%
NET PROFIT (LOSS)		35	48	7	83	(16)	7	25	31	12	2,514	2,726	0.25	19.88%
CUM PROFIT (LOSS)		35	83	90	153	136	144	169	200	212	2,726			

A/R & LOC SCHEDULE

		JAN	FEB	MAR	ACTUAL APR	MAY Actual	JUN Actual	PROJECTED JUL	AUG	SEP	OCT	NOV	DEC	FY-04
A/R														
BEGINNING BALANCE								1,589	1,415	1,536	1,626	1,678	1,651	
NEW SALES								955	1,076	1,166	1,218	1,191	1,111	6,717
COLLECTIONS								1,129	955	1,076	1,166	1,218	1,191	6,735
ENDING BALANCE					1,664	1,662	1,589	1,415	1,536	1,626	1,678	1,651	1,571	
LINE OF CREDIT														
BEGINNING BALANCE					1,214	1,214	1,289	1,218	1,061	1,170	1,252	1,298	1,274	
NEW BORROWINGS:														0
NEW SALES @	90%				0	0	0	859	968	1,050	1,096	1,072	1,000	6,045
COLLECTIONS @	10%				0	0	0	113	95	108	117	122	119	673
TOTAL NEW BORROWINGS (CASH IN)					0	0	0	972	1,064	1,157	1,213	1,193	1,119	6,719
COLLECTIONS					0	0	0	1,129	955	1,076	1,166	1,218	1,191	6,735
ENDING BALANCE					1,214 ✓	1,289	1,218	1,061	1,170	1,252	1,298	1,274	1,202	
INTEREST EXPENSE @	6%				6 ✓	6	7	6	6	6	6	6	6	56

205

206

GASEL TRANSPORTATION
FY-2004
($ 000)
CASH FLOW PROJECTIONS

	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	FY 04
CASH IN													
FROM REVENUE							966	1,058	1,161	1,207	1,187	1,113	6,682
TOTAL CASH IN							966	1,058	1,161	1,207	1,187	1,113	6,682
CASH OUT													
OWNER OPERATOR							(245)	(298)	(316)	(365)	(369)	(345)	(1,915)
DRIVER WAGES							(186)	(205)	(219)	(216)	(206)	(197)	(1,226)
FUEL							(141)	(155)	(166)	(164)	(156)	(149)	(932)
EQ. REP/OIL/TIRES/LABOR							(86)	(87)	(105)	(110)	(107)	(100)	(605)
INSURANCE, LICENSE, USE TAXES							(43)	(59)	(36)	(68)	(66)	(19)	(291)
OTHER DIRECT EXPENSES							(52)	(65)	(75)	(91)	(78)	(69)	(421)
TOTAL OPERATING EXPENDITURES							(753)	(867)	(916)	(984)	(983)	(879)	(5,392)
GEN. & ADM. EXPENDITURES							(110)	(110)	(110)	(110)	(110)	(110)	(660)
TOTAL EXPENDITURES							(863)	(977)	(1,026)	(1,104)	(1,093)	(989)	(6,052)
NET CASH BEFORE DEBT SERVICE							103	81	125	103	94	124	630
DEBT SERVICE - SECURED LENDERS							(41)	(41)	(41)	(41)	(41)	(41)	(246)
DEBT SERVICE - TAXES													0
DEBT SERVICE - UNSECURED													0
							(41)	(41)	(41)	(41)	(41)	(41)	(246)
NET CASH FLOW							62	40	84	62	53	83	384
BEG. CASH							(114)	(52)	(12)	72	135	188	
FROM NET CASH FLOW							62	40	84	62	53	83	384
PROCEEDS FROM EQUITY FUNDING							0	0	0	0	0	0	0
RESERVE FOR REPLACEMENTS							0	0	0	0	0	0	0
END CASH				(147)	(133)	(114)	(52)	(12)	72	135	188	270	

GASEL TRANSPORTATION
FY-2005
($ 000)
PROFIT PROJECTIONS

		JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	FY-05		
# OF TRACTORS		58	58	58	58	58	58	58	58	58	58	58	58			
# OF OWNER/OPERATORS		40	40	40	40	40	40	40	40	40	40	40	40			
TOTAL POWER UNITS		98	98	98	98	98	98	98	98	98	98	98	98			
# OF TRAILERS		120	120	120	120	120	120	120	120	120	120	120	120			
REVENUE MILES / TRACTOR		8,000	8,000	8,000	8,000	8,000	8,000	8,000	8,000	8,000	8,000	7,500	7,000	94,500		
TOTAL REVENUE MILES		784	784	784	784	784	784	784	784	784	784	735	686	9,261		
DEADHEAD %		12.00%	11.00%	10.00%	10.00%	10.00%	10.00%	10.00%	10.00%	10.00%	10.00%	12.00%	14.00%	12.01%		
DEADHEAD MILES		107	97	87	87	87	87	87	87	87	87	100	112	1,113		
PAID MILES		891	881	871	871	871	871	871	871	871	871	835	798	10,374		
TOTAL MILES		989	978	967	967	967	967	967	967	967	967	927	885	11,515		
REVENUE / MILE		$1.62	$1.62	$1.62	$1.62	$1.62	$1.62	$1.62	$1.62	$1.62	$1.62	$1.62	$1.62	$1.62		
MPG		5.70	5.70	5.70	5.70	5.70	5.70	5.70	5.70	5.70	5.70	5.70	5.70	5.70		
COST / GAL		$1.64	$1.64	$1.64	$1.64	$1.64	$1.64	$1.64	$1.64	$1.64	$1.64	$1.64	$1.64	$1.64		
FUEL COST / MILE		$0.2877	$0.2877	$0.2877	$0.2877	$0.2877	$0.2877	$0.2877	$0.2877	$0.2877	$0.2877	$0.2877	$0.2877	$0.2877		
AVG. DRIVER WAGES / PAID MILE		$0.4170	$0.4170	$0.4170	$0.4170	$0.4170	$0.4170	$0.4170	$0.4170	$0.4170	$0.4170	$0.4170	$0.4170	$0.4170		
														$	CPM	%
REVENUE:																
FREIGHT		1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,191	1,111	15,003	1.30	100.00%
TOTAL REVENUE		1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,191	1,111	15,003	1.30	100.00%
OPERATING EXPENSES:																
OWNER OPERATOR	76%	(394)	(394)	(394)	(394)	(394)	(394)	(394)	(394)	(394)	(394)	(369)	(345)	(4,654)	(0.40)	31.02%
DRIVER WAGES		(220)	(217)	(215)	(215)	(215)	(215)	(215)	(215)	(215)	(215)	(206)	(197)	(2,560)	(0.22)	17.06%
FUEL		(167)	(166)	(163)	(163)	(163)	(163)	(163)	(163)	(163)	(163)	(156)	(149)	(1,943)	(0.17)	12.95%
EQ. REP/OIL/TIRES/LABOR	11.00%	(140)	(140)	(140)	(140)	(140)	(140)	(140)	(140)	(140)	(140)	(131)	(122)	(1,650)	(0.14)	11.00%
OPERATING LEASES		(40)	(40)	(40)	(40)	(40)	(40)	(40)	(40)	(40)	(40)	(40)	(40)	(480)	(0.04)	3.20%
OTHER DIRECT EXPENSES	11.00%	(100)	(100)	(100)	(100)	(100)	(100)	(100)	(100)	(100)	(100)	(91)	(92)	(1,170)	(0.10)	7.80%
TOTAL OPERATING EXPENSES		(1,060)	(1,056)	(1,052)	(1,052)	(1,052)	(1,052)	(1,052)	(1,052)	(1,052)	(1,052)	(994)	(936)	(12,458)	(1.08)	83.04%
GEN. & ADM. EXPENSES		(110)	(110)	(110)	(110)	(110)	(110)	(110)	(110)	(110)	(110)	(110)	(110)	(1,320)	(0.11)	8.80%
TOTAL EXPENSES		(1,170)	(1,166)	(1,162)	(1,162)	(1,162)	(1,162)	(1,162)	(1,162)	(1,162)	(1,162)	(1,104)	(1,046)	(13,778)	(1.20)	91.83%
EBITDA		100	104	109	109	109	109	109	109	109	109	87	66	1,225	0.11	8.17%
DEPRECIATION		(42)	(42)	(42)	(42)	(42)	(41)	(42)	(42)	(42)	(42)	(42)	(41)	(502)	(0.04)	3.35%
NON-OPERATING EXPENSES				0	0	0	0	0	0	0	0	0	0	0	0.00	0.00%
INTEREST		(22)	(22)	(22)	(22)	(22)	(21)	(21)	(21)	(20)	(20)	(20)	(19)	(250)	(0.02)	1.66%
NET PROFIT (LOSS)		36	41	45	45	45	47	46	46	47	47	25	6	473	0.04	3.16%
CUM PROFIT (LOSS)		$36	76	121	166	211	257	303	349	396	442	468	473			

107

A/R & LOC SCHEDULE
FY 2005

		JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	FY-05
A/R														
BEGINNING BALANCE		1,571	1,730	1,730	1,730	1,730	1,730	1,730	1,730	1,730	1,730	1,730	1,651	1,571
NEW SALES		1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,191	1,111	15,003
COLLECTIONS		1,111	1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,191	15,003
ENDING BALANCE		1,730	1,730	1,730	1,730	1,730	1,730	1,730	1,730	1,730	1,730	1,651	1,571	1,571
LINE OF CREDIT														
BEGINNING BALANCE		1,202	1,345	1,345	1,345	1,345	1,345	1,345	1,345	1,345	1,345	1,345	1,274	
NEW BORROWINGS:														
NEW SALES @	90%	1,143	1,143	1,143	1,143	1,143	1,143	1,143	1,143	1,143	1,143	1,072	1,000	13,503
COLLECTIONS @	10%	111	127	127	127	127	127	127	127	127	127	127	119	1,500
TOTAL NEW BORROWINGS (CASH IN)		1,254	1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,199	1,119	15,003
COLLECTIONS		1,111	1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,191	15,003
ENDING BALANCE		1,345	1,345	1,345	1,345	1,345	1,345	1,345	1,345	1,345	1,345	1,274	1,202	
INTEREST EXPENSE @	6%	6	7	7	7	7	7	7	7	7	7	7	6	80

268

GASEL TRANSPORTATION
FY-2005
($ 000)
CASH FLOW PROJECTIONS

	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	FY 05
CASH IN													
FROM REVENUE	1,248	1,263	1,263	1,263	1,263	1,263	1,263	1,263	1,263	1,263	1,192	1,113	14,923
TOTAL CASH IN	1,248	1,263	1,263	1,263	1,263	1,263	1,263	1,263	1,263	1,263	1,192	1,113	14,923
CASH OUT													
OWNER OPERATOR	(394)	(394)	(394)	(394)	(394)	(394)	(394)	(394)	(394)	(394)	(368)	(345)	(4,654)
DRIVER WAGES	(220)	(217)	(215)	(215)	(215)	(215)	(215)	(215)	(215)	(215)	(208)	(197)	(2,580)
FUEL	(167)	(165)	(163)	(163)	(163)	(163)	(163)	(163)	(163)	(163)	(156)	(149)	(1,943)
EQ. REP/OIL/TIRES/LABOR	(140)	(140)	(140)	(140)	(140)	(140)	(140)	(140)	(140)	(140)	(131)	(122)	(1,650)
INSURANCE, LICENSE, USE TAXES	(23)	(19)	(23)	(86)	(104)	(53)	(51)	(67)	(34)	(66)	(64)	(52)	(642)
OTHER DIRECT EXPENSES	(87)	(87)	(87)	(87)	(87)	(87)	(87)	(87)	(87)	(87)	(78)	(68)	(1,014)
TOTAL OPERATING EXPENDITURES	(1,030)	(1,022)	(1,022)	(1,085)	(1,103)	(1,052)	(1,050)	(1,066)	(1,033)	(1,065)	(1,005)	(935)	(12,464)
GEN. & ADM. EXPENDITURES	(110)	(110)	(110)	(110)	(110)	(110)	(110)	(110)	(110)	(110)	(110)	(110)	(1,320)
TOTAL EXPENDITURES	(1,140)	(1,132)	(1,132)	(1,195)	(1,213)	(1,162)	(1,160)	(1,176)	(1,143)	(1,175)	(1,115)	(1,045)	(13,784)
NET CASH BEFORE DEBT SERVICE	108	132	132	69	51	102	104	88	121	89	77	69	1,139
DEBT SERVICE - SECURED LENDERS	(65)	(58)	(56)	(57)	(57)	(56)	(57)	(57)	(56)	(57)	(57)	(56)	(689)
DEBT SERVICE - TAXES								(317)					(317)
DEBT SERVICE - UNSECURED	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(37)
TOTAL DEBT SERVICE	(68)	(61)	(59)	(60)	(60)	(59)	(60)	(377)	(59)	(60)	(60)	(59)	(1,043)
NET CASH FLOW	40	70	73	9	(9)	43	44	(289)	62	29	17	9	450
BEG CASH	270	310	380	453	887	877	920	964	1,099	1,161	1,190	1,207	
FROM NET CASH FLOW	40	70	73	9	(9)	43	44	(289)	62	29	17	9	96
PROCEEDS FROM EQUITY FUNDING	$0	$0	$0	$425	$0	$0	$0	$425	$0	$0	$0	$425	1,275
RESERVE FOR REPLACEMENTS	$0	0	0	0	0	0	0	0	0	0	0	0	0
END CASH	310	380	453	887	877	920	964	1,099	1,161	1,190	1,207	1,641	

69

GASEL TRANSPORTATION
FY-2006
($ 000)
PROFIT PROJECTIONS

		JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	FY-06		
# OF TRACTORS		58	58	58	58	58	58	58	58	58	58	58	58			
# OF OWNER/OPERATORS		40	40	40	40	40	40	40	40	40	40	40	40			
TOTAL POWER UNITS		98	98	98	98	98	98	98	98	98	98	98	98			
# OF TRAILERS		120	120	120	120	120	120	120	120	120	120	120	120			
REVENUE MILES / TRACTOR		8,000	9,000	8,000	8,000	8,000	8,000	8,000	8,000	8,000	8,000	7,500	7,000	94,500		
TOTAL REVENUE MILES		784	784	784	784	784	784	784	784	784	784	735	686	9,261		
DEADHEAD %		12.00%	11.00%	10.00%	10.00%	10.00%	10.00%	10.00%	10.00%	10.00%	10.00%	12.00%	14.00%	12.01%		
DEADHEAD MILES		107	97	87	87	87	87	87	87	87	87	100	112	1,113		
PAID MILES		891	881	871	871	871	871	871	871	871	871	835	798	10,374		
TOTAL MILES		989	973	967	967	967	967	967	967	967	967	927	885	11,515		
REVENUE / MILE		$1.62	$1.62	$1.62	$1.62	$1.62	$1.62	$1.62	$1.62	$1.62	$1.62	$1.62	$1.62	$1.62		
MPG		5.70	5.70	5.70	5.70	5.70	5.70	5.70	5.70	5.70	5.70	5.70	5.70	5.70		
COST / GAL		$1.64	$1.64	$1.64	$1.64	$1.64	$1.64	$1.64	$1.64	$1.64	$1.64	$1.64	$1.64	$1.64		
FUEL COST / MILE		$0.2877	$0.2877	$0.2877	$0.2877	$0.2877	$0.2877	$0.2877	$0.2877	$0.2877	$0.2877	$0.2877	$0.2877	$0.2877		
AVG. DRIVER WAGES / PAID MILE		$0.4170	$0.4170	$0.4170	$0.4170	$0.4170	$0.4170	$0.4170	$0.4170	$0.4170	$0.4170	$0.4170	$0.4170	$0.4170		
														$	CPM	%
REVENUE:																
FREIGHT		1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,191	1,111	15,003	1.30	100.00%
TOTAL REVENUE		1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,191	1,111	15,003	1.30	100.00%
OPERATING EXPENSES:																
OWNER OPERATOR	76%	(394)	(394)	(394)	(394)	(394)	(394)	(394)	(394)	(394)	(394)	(369)	(345)	(4,654)	(0.40)	31.02%
DRIVER WAGES		(220)	(217)	(215)	(215)	(215)	(215)	(215)	(215)	(215)	(215)	(206)	(197)	(2,560)	(0.22)	17.06%
FUEL		(167)	(165)	(163)	(163)	(163)	(163)	(163)	(163)	(163)	(163)	(156)	(149)	(1,943)	(0.17)	12.95%
EQ. REP/OIL/TIRES/LABOR	12.00%	(152)	(152)	(152)	(152)	(152)	(152)	(152)	(152)	(152)	(152)	(143)	(133)	(1,800)	(0.16)	12.00%
OPERATING LEASES		(40)	(40)	(40)	(40)	(40)	(40)	(40)	(40)	(40)	(40)	(34)	(34)	(468)	(0.04)	3.12%
OTHER DIRECT EXPENSES	11.00%	(100)	(100)	(100)	(100)	(100)	(100)	(100)	(100)	(100)	(100)	(97)	(88)	(1,182)	(0.10)	7.88%
TOTAL OPERATING EXPENSES		(1,073)	(1,068)	(1,064)	(1,064)	(1,064)	(1,064)	(1,064)	(1,064)	(1,064)	(1,064)	(1,006)	(947)	(12,608)	(1.09)	84.04%
GEN. & ADM. EXPENSES		(110)	(110)	(110)	(110)	(110)	(110)	(110)	(110)	(110)	(110)	(110)	(110)	(1,320)	(0.11)	8.80%
TOTAL EXPENSES		(1,183)	(1,179)	(1,174)	(1,174)	(1,174)	(1,174)	(1,174)	(1,174)	(1,174)	(1,174)	(1,116)	(1,057)	(13,928)	(1.21)	92.83%
EBITDA		87	92	96	96	96	96	96	96	96	96	75	55	1,076	0.09	7.17%
DEPRECIATION		(41)	(42)	(41)	(42)	(41)	(42)	(41)	(42)	(41)	(42)	(41)	(42)	(498)	(0.04)	3.32%
NON-OPERATING EXPENSES				0	0	0	0	0	0	0	0	0	0	0	0.00	0.00%
INTEREST		(18)	(19)	(19)	(18)	(18)	(18)	(17)	(17)	(17)	(16)	(16)	(15)	(206)	(0.02)	1.37%
NET PROFIT (LOSS)		28	31	36	36	37	36	38	37	38	38	18	(2)	371	0.03	2.48%
CUM PROFIT (LOSS)		$28	59	95	131	168	204	242	279	317	355	374	371			

A/R & LOC SCHEDULE
FY 2006

		JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	FY-06
A/R														
BEGINNING BALANCE		1,671	1,730	1,730	1,730	1,730	1,730	1,730	1,730	1,730	1,730	1,730	1,651	
NEW SALES		1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,191	1,111	15,003
COLLECTIONS		1,111	1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,191	15,003
ENDING BALANCE		1,730	1,730	1,730	1,730	1,730	1,730	1,730	1,730	1,730	1,730	1,651	1,571	
LINE OF CREDIT														
BEGINNING BALANCE		1,202	1,345	1,345	1,345	1,345	1,345	1,345	1,345	1,345	1,345	1,345	1,274	
NEW BORROWINGS:														
NEW SALES @	90%	1,143	1,143	1,143	1,143	1,143	1,143	1,143	1,143	1,143	1,143	1,072	1,000	13,503
COLLECTIONS @	10%	111	127	127	127	127	127	127	127	127	127	127	119	1,500
TOTAL NEW BORROWINGS (CASH IN)		1,254	1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,199	1,119	15,003
COLLECTIONS		1,111	1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,191	15,003
ENDING BALANCE		1,345	1,345	1,345	1,345	1,345	1,345	1,345	1,345	1,345	1,345	1,274	1,202	
INTEREST EXPENSE @	6%	6	7	7	7	7	7	7	7	7	7	7	6	80

GASEL TRANSPORTATION
FY-2006
($ 000)
CASH FLOW PROJECTIONS

	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	FY 06
CASH IN													
FROM REVENUE	1,248	1,263	1,263	1,263	1,263	1,263	1,263	1,263	1,263	1,263	1,192	1,113	14,923
TOTAL CASH IN	1,248	1,263	1,263	1,263	1,263	1,263	1,263	1,263	1,263	1,263	1,192	1,113	14,923
CASH OUT													
OWNER OPERATOR	(394)	(394)	(394)	(394)	(394)	(394)	(394)	(394)	(394)	(394)	(369)	(345)	(4,654)
DRIVER WAGES	(220)	(217)	(215)	(215)	(215)	(215)	(215)	(215)	(215)	(215)	(206)	(197)	(2,560)
FUEL	(167)	(165)	(163)	(163)	(163)	(163)	(163)	(163)	(163)	(163)	(156)	(149)	(1,943)
EQ. REP/OIL/TIRES/LABOR	(152)	(152)	(152)	(152)	(152)	(152)	(152)	(152)	(152)	(152)	(143)	(133)	(1,800)
INSURANCE, LICENSE, USE TAXES	(23)	(19)	(23)	(86)	(104)	(53)	(51)	(67)	(34)	(68)	(64)	(52)	(642)
OTHER DIRECT EXPENSES	(87)	(87)	(87)	(87)	(87)	(87)	(87)	(87)	(87)	(87)	(78)	(68)	(1,014)
TOTAL OPERATING EXPENDITURES	(1,043)	(1,035)	(1,034)	(1,097)	(1,115)	(1,064)	(1,062)	(1,078)	(1,045)	(1,077)	(1,017)	(946)	(12,614)
GEN. & ADM. EXPENDITURES	(110)	(110)	(110)	(110)	(110)	(110)	(110)	(110)	(110)	(110)	(110)	(110)	(1,320)
TOTAL EXPENDITURES	(1,153)	(1,145)	(1,144)	(1,207)	(1,225)	(1,174)	(1,172)	(1,188)	(1,155)	(1,187)	(1,127)	(1,056)	(13,934)
NET CASH BEFORE DEBT SERVICE	95	119	119	56	38	89	91	75	108	76	65	57	989
DEBT SERVICE - SECURED LENDERS	(56)	(56)	(55)	(56)	(56)	(55)	(56)	(56)	(55)	(56)	(56)	(166)	(779)
DEBT SERVICE - TAXES													0
DEBT SERVICE - UNSECURED	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(37)
TOTAL DEBT SERVICE	(59)	(59)	(58)	(59)	(59)	(58)	(59)	(59)	(58)	(59)	(59)	(169)	(816)
NET CASH FLOW	36	60	61	(3)	(21)	31	32	16	50	17	6	(112)	173
BEG. CASH	1,641	1,677	1,737	1,798	1,795	1,774	1,805	1,837	1,853	1,903	1,920	1,926	
FROM NET CASH FLOW	36	60	61	(3)	(21)	31	32	16	50	17	6	(112)	173
PROCEEDS FROM EQUITY FUNDING	$0	0	0	0	0	0	0	0	0	0	0	0	0
RESERVE FOR EQUIPMENT REPLACEMENT	$0	0	0	0	0	0	0	0	0	0	0	(360)	(360)
END CASH	1,677	1,737	1,798	1,795	1,774	1,805	1,837	1,853	1,903	1,920	1,926	1,454	

72

GASEL TRANSPORTATION
FY-2007
($ 000)
PROFIT PROJECTIONS

		JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	FY-07		
# OF TRACTORS		58	58	58	58	58	58	58	58	58	58	58	58			
# OF OWNER/OPERATORS		40	40	40	40	40	40	40	40	40	40	40	40			
TOTAL POWER UNITS		98	98	98	98	98	98	98	98	98	98	98	98			
# OF TRAILERS		120	120	120	120	120	120	120	120	120	120	120	120			
REVENUE MILES / TRACTOR		8,000	8,000	8,000	8,000	8,000	8,000	8,000	8,000	8,000	8,000	7,500	7,000	94,500		
TOTAL REVENUE MILES		784	784	784	784	784	784	784	784	784	784	735	686	9,261		
DEADHEAD %		12.00%	11.00%	10.00%	10.00%	10.00%	10.00%	10.00%	10.00%	10.00%	10.00%	12.00%	14.00%	12.01%		
DEADHEAD MILES		107	97	87	87	87	87	87	87	87	87	100	112	1,113		
PAID MILES		891	881	871	871	871	871	871	871	871	871	835	798	10,374		
TOTAL MILES		989	978	967	967	967	967	967	967	967	967	927	885	11,515		
REVENUE / MILE		$1.62	$1.62	$1.62	$1.62	$1.62	$1.62	$1.62	$1.62	$1.62	$1.62	$1.62	$1.62	$1.62		
MPG		5.70	5.70	5.70	5.70	5.70	5.70	5.70	5.70	5.70	5.70	5.70	5.70	5.70		
COST / GAL		$1.64	$1.64	$1.64	$1.64	$1.64	$1.64	$1.64	$1.64	$1.64	$1.64	$1.64	$1.64	$1.64		
FUEL COST / MILE		$0.2877	$0.2877	$0.2877	$0.2877	$0.2877	$0.2877	$0.2877	$0.2877	$0.2877	$0.2877	$0.2877	$0.2877	$0.2877		
AVG. DRIVER WAGES / PAID MILE		$0.4170	$0.4170	$0.4170	$0.4170	$0.4170	$0.4170	$0.4170	$0.4170	$0.4170	$0.4170	$0.4170	$0.4170	$0.4170		
														$	CPM	%
REVENUE:																
FREIGHT		1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,191	1,111	15,003	1.30	100.00%
TOTAL REVENUE		1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,191	1,111	15,003	1.30	100.00%
OPERATING EXPENSES:																
OWNER OPERATOR	76%	(394)	(394)	(394)	(394)	(394)	(394)	(394)	(394)	(394)	(394)	(369)	(345)	(4,654)	(0.40)	31.02%
DRIVER WAGES		(220)	(217)	(215)	(215)	(215)	(215)	(215)	(215)	(215)	(215)	(206)	(197)	(2,560)	(0.22)	17.06%
FUEL		(167)	(165)	(163)	(163)	(163)	(163)	(163)	(163)	(163)	(163)	(156)	(149)	(1,943)	(0.17)	12.95%
EQ. REP/OIL/TIRES/LABOR	13.00%	(165)	(165)	(165)	(165)	(165)	(165)	(165)	(165)	(165)	(165)	(155)	(144)	(1,950)	(0.17)	13.00%
OPERATING LEASES		(34)	(34)	(12)	(12)	(12)	(12)	(12)	(12)	(12)	(12)	(12)	(12)	(188)	(0.02)	1.25%
OTHER DIRECT EXPENSES	11.00%	(106)	(106)	(128)	(128)	(128)	(128)	(128)	(128)	(128)	(128)	(119)	(119)	(1,462)	(0.13)	9.75%
TOTAL OPERATING EXPENSES		(1,086)	(1,081)	(1,077)	(1,077)	(1,077)	(1,077)	(1,077)	(1,077)	(1,077)	(1,077)	(1,018)	(958)	(12,758)	(1.11)	85.04%
GEN. & ADM. EXPENSES		(110)	(110)	(110)	(110)	(110)	(110)	(110)	(110)	(110)	(110)	(110)	(110)	(1,320)	(0.11)	8.80%
TOTAL EXPENSES		(1,196)	(1,191)	(1,187)	(1,187)	(1,187)	(1,187)	(1,187)	(1,187)	(1,187)	(1,187)	(1,128)	(1,088)	(14,078)	(1.22)	93.83%
EBITDA		75	79	83	83	83	83	83	83	83	83	63	44	925	0.08	6.17%
DEPRECIATION		(23)	(23)	(23)	(23)	(23)	(23)	(23)	(23)	(23)	(23)	(23)	(22)	(275)	(0.02)	1.83%
NON-OPERATING EXPENSES		0	0	0	0	0	0	0	0	0	0	0	0	0	0.00	0.00%
INTEREST		(14)	(14)	(14)	(14)	(14)	(13)	(13)	(13)	(13)	(12)	(12)	(11)	(155)	(0.01)	1.03%
NET PROFIT (LOSS)		37	42	46	46	46	47	47	47	47	48	28	10	495	0.04	3.30%
CUM PROFIT (LOSS)		$37	79	126	172	218	266	313	361	408	456	485	495			

73

A/R & LOC SCHEDULE
FY 2007

		JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	FY-07
A/R														
BEGINNING BALANCE		1,671	1,730	1,730	1,730	1,730	1,730	1,730	1,730	1,730	1,730	1,730	1,651	
NEW SALES		1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,191	1,111	15,003
COLLECTIONS		1,111	1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,191	15,003
ENDING BALANCE		1,730	1,730	1,730	1,730	1,730	1,730	1,730	1,730	1,730	1,730	1,651	1,571	
LINE OF CREDIT														
BEGINNING BALANCE		1,202	1,345	1,345	1,345	1,345	1,345	1,345	1,345	1,345	1,345	1,345	1,274	
NEW BORROWINGS:														
NEW SALES @	90%	1,143	1,143	1,143	1,143	1,143	1,143	1,143	1,143	1,143	1,143	1,072	1,000	13,503
COLLECTIONS @	10%	111	127	127	127	127	127	127	127	127	127	127	119	1,500
TOTAL NEW BORROWINGS (CASH IN)		1,254	1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,199	1,119	15,003
COLLECTIONS		1,111	1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,270	1,191	15,003
ENDING BALANCE		1,345	1,345	1,345	1,345	1,345	1,345	1,345	1,345	1,345	1,345	1,274	1,202	
INTEREST EXPENSE @	6%	6	7	7	7	7	7	7	7	7	7	7	6	80

74

GASEL TRANSPORTATION
FY-2007
($ 000)
CASH FLOW PROJECTIONS

	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	FY 07
CASH IN													
FROM REVENUE	1,248	1,263	1,263	1,263	1,263	1,263	1,263	1,263	1,263	1,263	1,192	1,113	14,923
TOTAL CASH IN	1,248	1,263	1,263	1,263	1,263	1,263	1,263	1,263	1,263	1,263	1,192	1,113	14,923
CASH OUT													
OWNER OPERATOR	(394)	(394)	(394)	(394)	(394)	(394)	(394)	(394)	(394)	(394)	(369)	(345)	(4,654)
DRIVER WAGES	(220)	(217)	(216)	(215)	(215)	(215)	(215)	(215)	(215)	(215)	(206)	(197)	(2,560)
FUEL	(167)	(165)	(163)	(163)	(163)	(163)	(163)	(163)	(163)	(163)	(158)	(149)	(1,943)
EQ. REP/OIL/TIRES/LABOR	(165)	(165)	(165)	(165)	(165)	(165)	(165)	(165)	(165)	(165)	(155)	(144)	(1,950)
INSURANCE, LICENSE, USE TAXES	(15)	(11)	(15)	(78)	(96)	(45)	(43)	(59)	(26)	(58)	(66)	(44)	(546)
OTHER DIRECT EXPENSES	(87)	(87)	(87)	(87)	(87)	(87)	(87)	(87)	(87)	(87)	(78)	(69)	(1,014)
TOTAL OPERATING EXPENDITURES	(1,048)	(1,039)	(1,039)	(1,102)	(1,120)	(1,069)	(1,067)	(1,083)	(1,050)	(1,082)	(1,021)	(849)	(12,568)
GEN. & ADM. EXPENDITURES	(110)	(110)	(110)	(110)	(110)	(110)	(110)	(110)	(110)	(110)	(110)	(110)	(1,320)
TOTAL EXPENDITURES	(1,158)	(1,149)	(1,149)	(1,212)	(1,230)	(1,179)	(1,177)	(1,193)	(1,160)	(1,192)	(1,131)	(1,059)	(13,888)
NET CASH BEFORE DEBT SERVICE	90	114	114	51	33	84	86	70	103	71	61	54	935
DEBT SERVICE - SECURED LENDERS	(36)	(36)	(36)	(36)	(36)	(35)	(62)	(22)	(21)	(22)	(22)	(54)	(418)
DEBT SERVICE - TAXES													0
DEBT SERVICE - UNSECURED	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(37)
TOTAL DEBT SERVICE	(39)	(39)	(39)	(39)	(39)	(38)	(65)	(25)	(24)	(25)	(25)	(57)	(455)
NET CASH FLOW	51	75	75	12	(6)	46	21	45	79	46	36	(3)	480
BEG. CASH	1,454	1,505	1,580	1,656	1,668	1,662	1,708	1,730	1,775	1,854	1,901	1,937	
FROM NET CASH FLOW	51	75	75	12	(6)	46	21	45	79	46	36	(3)	480
PROCEEDS FROM EQUITY FUNDING	$0	0		0	0	0	0	0	0	0	0	0	0
RESERVE FOR EQUIPMENT REPLACEMENT	$0	0	0	0	0	0	0	0	0	0	0	(360)	(360)
END CASH	1,505	1,580	1,656	1,668	1,662	1,708	1,730	1,775	1,854	1,901	1,937	1,574	

75

APPENDIX G

AMORTIZATION SCHEDULES

76

NOTE H - DEBT

The Company's debt consists of the following:

Note payable to Daimler Chrysler bearing interest at 6.00%.
The loan is payable in monthly installments of $12,200.00, including interest, and is
#REF! $ 318,000.00

Note payable to Orix bearing interest at 9.50%.
The loan is payable in monthly installments of $7,600.00, including interest, and is
#REF!   217,500.00

Note payable to Orix bearing interest at 9.50%.
The loan is payable in monthly installments of $9,100.00, including interest, and is
collateralized by (45) Trailers.   309,000.00

Note payable to Settlers Bank bearing interest at 6.00%.
The loan is payable in monthly installments of $3,568.00, including interest, and is
#REF!   297,191.00

Note payable to Wesbanco bearing interest at 12.37%.
The loan is payable in monthly installments of $13,833.00, including interest, and is
#REF!   384,500.00

Note payable to Wesbanco bearing interest at 6.00%.
The loan is payable in monthly installments of $860.66, including interest, and is
#REF!   10,000.00

Note payable to Wesbanco bearing interest at 5.50%.
The loan is payable in monthly installments of $4,623.00, including interest, and is
#REF!   469,441.00

Note payable to Waterford bearing interest at 6.00%.
The loan is payable in monthly installments of $3,000.00, including interest, and is
#REF!   458,351.67

                                                                                  $ 2,463,983.67

Loan maturities for each of the five years following December 31, 2004, are as follows:

2005	$ 488,206.45
2006	633,100.83
2007	323,943.20
2008	77,048.23
2009	81,611.38
Thereafter	860,073.58
	$ 2,463,983.67

LOAN INFORMATION

Workpaper Index Daimler Chrysler

Client	Gasel Transportation Lines, Inc	Balance sheet date	12/31/2004
Prepared by	Kit Van Krevel	Date prepared	5/14/2004
Lender	Daimler Chrysler		
Loan description	Equipment Loan		
Collateral	(12) 2001 Freightliners		
Date of first payment	1/1/2005	Payment frequency	Monthly

This loan will be repaid in 2.333 years (28 payments).

Amount borrowed	$318,000.00
Interest rate	6.000%
Periodic payment	$12,200.00
Payback period (in years)	

78

Gasel Transportation Lines, Inc has an obligation to Daimler Chrysler bearing interest at 6.00%.
The loan is payable in monthly installments of $12,200.00, including interest, and is
#REF!
Loan maturities for each of the five years following December 31, 2004, are as follows:

2005	$	130,880.34
2006		187,119.66
2007		-
2008		-
2009		-
Thereafter		-
	$	318,000.00

Pmt #	Payment Date	Scheduled Payment	Interest Portion of Scheduled Payment	Principal Portion of Scheduled Payment	Additional Principal Payment	Principal Balance	YTD Interest
						318,000.00	
1	1/2005	12,200.00	1,590.00	10,610.00		307,390.00	1,590.00
2	2/2005	12,200.00	1,536.95	10,663.05		296,726.95	3,126.95
3	3/2005	12,200.00	1,483.63	10,716.37		286,010.58	4,610.58
4	4/2005	12,200.00	1,430.05	10,769.95		275,240.63	6,040.63
5	5/2005	12,200.00	1,376.20	10,823.80		264,416.83	7,416.83
6	6/2005	12,200.00	1,322.08	10,877.92		253,538.91	8,738.91
7	7/2005	12,200.00	1,267.69	10,932.31		242,606.60	10,006.60
8	8/2005	12,200.00	1,213.03	10,986.97		231,619.63	11,219.63
9	9/2005	12,200.00	1,158.10	11,041.90		220,577.73	12,377.73
10	10/2005	12,200.00	1,102.89	11,097.11		209,480.62	13,480.62
11	11/2005	12,200.00	1,047.40	11,152.60		198,328.02	14,528.02
12	12/2005	12,200.00	991.64	11,208.36		187,119.66	15,519.66
13	1/2006	12,200.00	935.60	11,264.40		175,855.26	935.60
14	2/2006	12,200.00	879.28	11,320.72		164,534.54	1,814.88
15	3/2006	12,200.00	822.67	11,377.33		153,157.21	2,637.55
16	4/2006	12,200.00	765.79	11,434.21		141,723.00	3,403.34
17	5/2006	12,200.00	708.62	11,491.38		130,231.62	4,111.96
18	6/2006	12,200.00	651.16	11,548.84		118,682.78	4,763.12
19	7/2006	12,200.00	593.41	11,606.59		107,076.19	5,356.53
20	8/2006	12,200.00	535.38	11,664.62		95,411.57	5,891.91
21	9/2006	12,200.00	477.06	11,722.94		83,688.63	6,368.97
22	10/2006	12,200.00	418.44	11,781.56		71,907.07	6,787.41
23	11/2006	12,200.00	359.54	11,840.46		60,066.61	7,146.95
24	12/2006	60,366.94	300.33	60,066.61		-	7,447.28

LOAN INFORMATION

Client	Gasel		Balance sheet date	12/31/2004
Prepared by	Kit Van Krevel		Date prepared	5/14/2004
Lender	Orix			
Loan description	Tractor Loan			
Collateral	(18) Power Units			
Date of first payment	1/1/2005	Payment frequency	Monthly ▼	

This loan will be repaid in 2.715 years (33 payments).

Amount borrowed	$217,500.00
Interest rate	9.500%
Periodic payment	$7,600.00
Payback period (in years)	

81

Gasel
Orix - (18) Power Units
Disclosure Information

Workpaper Index Orix
Prepared by Kit Van Krevel

Gasel has an obligation to Orix bearing interest at 9.50%.
The loan is payable in monthly installments of $7,600.00, including interest, and is
#REF!
Loan maturities for each of the five years following December 31, 2004, are as follows:

2005	$	73,691.32
2006		143,808.68
2007		-
2008		-
2009		-
Thereafter		-
	$	217,500.00

82

Gasel
Orix - (18) Power Units
Loan Amortization Schedule

Workpaper Index Orix
Prepared by Kit Van Krevel

Pmt #	Payment Date	Scheduled Payment	Interest Portion of Scheduled Payment	Principal Portion of Scheduled Payment	Additional Principal Payment	Principal Balance	YTD Interest
						217,500.00	
1	1/2005	7,600.00	1,721.88	5,878.12		211,621.88	1,721.88
2	2/2005	7,600.00	1,675.34	5,924.66		205,697.22	3,397.22
3	3/2005	7,600.00	1,628.44	5,971.56		199,725.66	5,025.66
4	4/2005	7,600.00	1,581.16	6,018.84		193,706.82	6,606.82
5	5/2005	7,600.00	1,533.51	6,066.49		187,640.33	8,140.33
6	6/2005	7,600.00	1,485.49	6,114.51		181,525.82	9,625.82
7	7/2005	7,600.00	1,437.08	6,162.92		175,362.90	11,062.90
8	8/2005	7,600.00	1,388.29	6,211.71		169,151.19	12,451.19
9	9/2005	7,600.00	1,339.11	6,260.89		162,890.30	13,790.30
10	10/2005	7,600.00	1,289.55	6,310.45		156,579.85	15,079.85
11	11/2005	7,600.00	1,239.59	6,360.41		150,219.44	16,319.44
12	12/2005	7,600.00	1,189.24	6,410.76		143,808.68	17,508.68
13	1/2006	7,600.00	1,138.49	6,461.51		137,347.17	1,138.49
14	2/2006	7,600.00	1,087.33	6,512.67		130,834.50	2,225.82
15	3/2006	7,600.00	1,035.77	6,564.23		124,270.27	3,261.59
16	4/2006	7,600.00	983.81	6,616.19		117,654.08	4,245.40
17	5/2006	7,600.00	931.43	6,668.57		110,985.51	5,176.83
18	6/2006	7,600.00	878.64	6,721.36		104,264.15	6,055.47
19	7/2006	7,600.00	825.42	6,774.58		97,489.57	6,880.89
20	8/2006	7,600.00	771.79	6,828.21		90,661.36	7,652.68
21	9/2006	7,600.00	717.74	6,882.26		83,779.10	8,370.42
22	10/2006	7,600.00	663.25	6,936.75		76,842.35	9,033.67
23	11/2006	7,600.00	608.34	6,991.66		69,850.69	9,642.01
24	12/2006	70,403.67	552.98	69,850.69		-	10,194.99

LOAN INFORMATION

Client	Gasel	Balance sheet date	12/31/2004
Prepared by	Kit Van Krevel	Date prepared	8/11/2004
Lender	Orix		
Loan description	Trailer Loan		
Collateral	(45) Trailers		
Date of first payment	1/1/2005	Payment frequency	Monthly ▼

> This loan will be repaid in 3.309 years (40 payments).

Amount borrowed	$309,000.00
Interest rate	9.500%
Periodic payment	$9,100.00
Payback period (in years)	

Gasel has an obligation to Orix bearing interest at 9.50%.
The loan is payable in monthly installments of $9,100.00, including interest, and is collateralized by (45) Trailers.
Loan maturities for each of the five years following December 31, 2004, are as follows:

2005	$	83,414.98
2006		91,693.73
2007		133,891.29
2008		-
2009		-
Thereafter		-
	$	309,000.00

Gasel
Orix - Trailer Loan
Loan Amortization Schedule

Workpaper Index Orix
Prepared by Kit Van Krevel

Pmt #	Payment Date	Scheduled Payment	Interest Portion of Scheduled Payment	Principal Portion of Scheduled Payment	Additional Principal Payment	Principal Balance	YTD Interest
						309,000.00	
1	1/2005	9,100.00	2,446.25	6,653.75		302,346.25	2,446.25
2	2/2005	9,100.00	2,393.57	6,706.43		295,639.82	4,839.82
3	3/2005	9,100.00	2,340.48	6,759.52		288,880.30	7,180.30
4	4/2005	9,100.00	2,286.97	6,813.03		282,067.27	9,467.27
5	5/2005	9,100.00	2,233.03	6,866.97		275,200.30	11,700.30
6	6/2005	9,100.00	2,178.67	6,921.33		268,278.97	13,878.97
7	7/2005	9,100.00	2,123.88	6,976.12		261,302.85	16,002.85
8	8/2005	9,100.00	2,068.65	7,031.35		254,271.50	18,071.50
9	9/2005	9,100.00	2,012.98	7,087.02		247,184.48	20,084.48
10	10/2005	9,100.00	1,956.88	7,143.12		240,041.36	22,041.36
11	11/2005	9,100.00	1,900.33	7,199.67		232,841.69	23,941.69
12	12/2005	9,100.00	1,843.33	7,256.67		225,585.02	25,785.02
13	1/2006	9,100.00	1,785.88	7,314.12		218,270.90	1,785.88
14	2/2006	9,100.00	1,727.98	7,372.02		210,898.88	3,513.86
15	3/2006	9,100.00	1,669.62	7,430.38		203,468.50	5,183.48
16	4/2006	9,100.00	1,610.79	7,489.21		195,979.29	6,794.27
17	5/2006	9,100.00	1,551.50	7,548.50		188,430.79	8,345.77
18	6/2006	9,100.00	1,491.74	7,608.26		180,822.53	9,837.51
19	7/2006	9,100.00	1,431.51	7,668.49		173,154.04	11,269.02
20	8/2006	9,100.00	1,370.80	7,729.20		165,424.84	12,639.82
21	9/2006	9,100.00	1,309.61	7,790.39		157,634.45	13,949.43
22	10/2006	9,100.00	1,247.94	7,852.06		149,782.39	15,197.37
23	11/2006	9,100.00	1,185.78	7,914.22		141,868.17	16,383.15
24	12/2006	9,100.00	1,123.12	7,976.88		133,891.29	17,506.27
25	1/2007	9,100.00	1,059.97	8,040.03		125,851.26	1,059.97
26	2/2007	9,100.00	996.32	8,103.68		117,747.58	2,056.29
27	3/2007	9,100.00	932.17	8,167.83		109,579.75	2,988.46
28	4/2007	9,100.00	867.51	8,232.49		101,347.26	3,855.97
29	5/2007	9,100.00	802.33	8,297.67		93,049.59	4,658.30
30	6/2007	9,100.00	736.64	8,363.36		84,686.23	5,394.94
31	7/2007	9,100.00	670.43	8,429.57		76,256.66	6,065.37
32	8/2007	9,100.00	603.70	8,496.30		67,760.36	6,669.07
33	9/2007	9,100.00	536.44	8,563.56		59,196.80	7,205.51
34	10/2007	9,100.00	468.64	8,631.36		50,565.44	7,674.15
35	11/2007	9,100.00	400.31	8,699.69		41,865.75	8,074.46
36	12/2007	42,197.19	331.44	41,865.75		-	8,405.90

LOAN INFORMATION

		Balance sheet date	12/31/2004
Client	Gasel Transportation	Date prepared	5/14/2004
Prepared by	Kit Van Krevel		
Lender	Settlers Bank		
Loan description	Tractors, Trailers, Gasel Stock		
Collateral	Tractors, Trailers, Gasel Stock		
Date of first payment	1/1/2005	Payment frequency	Monthly ▼

The periodic payment for this loan is $3,568.00.

Amount borrowed	$297,191.00
Interest rate	6.000%
Periodic payment	
Payback period (in years)	9

87

Gasel Transportation has an obligation to Settlers Bank bearing interest at 6.00%.
The loan is payable in monthly installments of $3,568.00, including interest, and is
  #REF!
Loan maturities for each of the five years following December 31, 2004, are as follows:

2005	$	25,683.19
2006		27,267.26
2007		28,949.08
2008		30,734.59
2009		32,630.21
Thereafter		151,926.67
	$	297,191.00

Gasel Transportation
Settlers Bank - Tractors, Trailers, Gasel Stock
Loan Amortization Schedule

Workpaper index Settlers
Prepared by Kit Van Krevel

Pmt #	Payment Date	Scheduled Payment	Interest Portion of Scheduled Payment	Principal Portion of Scheduled Payment	Additional Principal Payment	Principal Balance	YTD Interest
						297,191.00	
1	1/2005	3,568.00	1,485.96	2,082.04		295,108.96	1,485.96
2	2/2005	3,568.00	1,475.54	2,092.46		293,016.50	2,961.50
3	3/2005	3,568.00	1,465.08	2,102.92		290,913.58	4,426.58
4	4/2005	3,568.00	1,454.57	2,113.43		288,800.15	5,881.15
5	5/2005	3,568.00	1,444.00	2,124.00		286,676.15	7,325.15
6	6/2005	3,568.00	1,433.38	2,134.62		284,541.53	8,758.53
7	7/2005	3,568.00	1,422.71	2,145.29		282,396.24	10,181.24
8	8/2005	3,568.00	1,411.98	2,156.02		280,240.22	11,593.22
9	9/2005	3,568.00	1,401.20	2,166.80		278,073.42	12,994.42
10	10/2005	3,568.00	1,390.37	2,177.63		275,895.79	14,384.79
11	11/2005	3,568.00	1,379.48	2,188.52		273,707.27	15,764.27
12	12/2005	3,568.00	1,368.54	2,199.46		271,507.81	17,132.81
13	1/2006	3,568.00	1,357.54	2,210.46		269,297.35	1,357.54
14	2/2006	3,568.00	1,346.49	2,221.51		267,075.84	2,704.03
15	3/2006	3,568.00	1,335.38	2,232.62		264,843.22	4,039.41
16	4/2006	3,568.00	1,324.22	2,243.78		262,599.44	5,363.63
17	5/2006	3,568.00	1,313.00	2,255.00		260,344.44	6,676.63
18	6/2006	3,568.00	1,301.72	2,266.28		258,078.16	7,978.35
19	7/2006	3,568.00	1,290.39	2,277.61		255,800.55	9,268.74
20	8/2006	3,568.00	1,279.00	2,289.00		253,511.55	10,547.74
21	9/2006	3,568.00	1,267.56	2,300.44		251,211.11	11,815.30
22	10/2006	3,568.00	1,256.06	2,311.94		248,899.17	13,071.36
23	11/2006	3,568.00	1,244.50	2,323.50		246,575.67	14,315.86
24	12/2006	3,568.00	1,232.88	2,335.12		244,240.55	15,548.74
25	1/2007	3,568.00	1,221.20	2,346.80		241,893.75	1,221.20
26	2/2007	3,568.00	1,209.47	2,358.53		239,535.22	2,430.67
27	3/2007	3,568.00	1,197.68	2,370.32		237,164.90	3,628.35
28	4/2007	3,568.00	1,185.82	2,382.18		234,782.72	4,814.17
29	5/2007	3,568.00	1,173.91	2,394.09		232,388.63	5,988.08
30	6/2007	3,568.00	1,161.94	2,406.06		229,982.57	7,150.02
31	7/2007	3,568.00	1,149.91	2,418.09		227,564.48	8,299.93
32	8/2007	3,568.00	1,137.82	2,430.18		225,134.30	9,437.75
33	9/2007	3,568.00	1,125.67	2,442.33		222,691.97	10,563.42
34	10/2007	3,568.00	1,113.46	2,454.54		220,237.43	11,676.88
35	11/2007	3,568.00	1,101.19	2,466.81		217,770.62	12,778.07
36	12/2007	3,568.00	1,088.85	2,479.15		215,291.47	13,866.92
37	1/2008	3,568.00	1,076.46	2,491.54		212,799.93	1,076.46
38	2/2008	3,568.00	1,064.00	2,504.00		210,295.93	2,140.46
39	3/2008	3,568.00	1,051.48	2,516.52		207,779.41	3,191.94
40	4/2008	3,568.00	1,038.90	2,529.10		205,250.31	4,230.84
41	5/2008	3,568.00	1,026.25	2,541.75		202,708.56	5,257.09
42	6/2008	3,568.00	1,013.54	2,554.46		200,154.10	6,270.63
43	7/2008	3,568.00	1,000.77	2,567.23		197,586.87	7,271.40
44	8/2008	3,568.00	987.93	2,580.07		195,006.80	8,259.33
45	9/2008	3,568.00	975.03	2,592.97		192,413.83	9,234.36
46	10/2008	3,568.00	962.07	2,605.93		189,807.90	10,196.43
47	11/2008	3,568.00	949.04	2,618.96		187,188.94	11,145.47
48	12/2008	3,568.00	935.94	2,632.06		184,556.88	12,081.41
49	1/2009	3,568.00	922.78	2,645.22		181,911.66	922.78
50	2/2009	3,568.00	909.56	2,658.44		179,253.22	1,83[illegible]

Workpaper Index Settlers
Prepared by Kit Van Krevel

Pmt #	Payment Date	Scheduled Payment	Interest Portion of Scheduled Payment	Principal Portion of Scheduled Payment	Additional Principal Payment	Principal Balance	YTD Interest
51	3/2009	3,568.00	896.27	2,671.73		176,581.49	2,728.61
52	4/2009	3,568.00	882.91	2,685.09		173,896.40	3,611.52
53	5/2009	3,568.00	869.48	2,698.52		171,197.88	4,481.00
54	6/2009	3,568.00	855.99	2,712.01		168,485.87	5,336.99
55	7/2009	3,568.00	842.43	2,725.57		165,760.30	6,179.42
56	8/2009	3,568.00	828.80	2,739.20		163,021.10	7,008.22
57	9/2009	3,568.00	815.11	2,752.89		160,268.21	7,823.33
58	10/2009	3,568.00	801.34	2,766.66		157,501.55	8,624.67
59	11/2009	3,568.00	787.51	2,780.49		154,721.06	9,412.18
60	12/2009	3,568.00	773.61	2,794.39		151,926.67	10,185.79
61	1/2010	3,568.00	759.63	2,808.37		149,118.30	759.63
62	2/2010	3,568.00	745.59	2,822.41		146,295.89	1,505.22
63	3/2010	3,568.00	731.48	2,836.52		143,459.37	2,236.70
64	4/2010	3,568.00	717.30	2,850.70		140,608.67	2,954.00
65	5/2010	3,568.00	703.04	2,864.96		137,743.71	3,657.04
66	6/2010	3,568.00	688.72	2,879.28		134,864.43	4,345.76
67	7/2010	3,568.00	674.32	2,893.68		131,970.75	5,020.08
68	8/2010	3,568.00	659.85	2,908.15		129,062.60	5,679.93
69	9/2010	3,568.00	645.31	2,922.69		126,139.91	6,325.24
70	10/2010	3,568.00	630.70	2,937.30		123,202.61	6,955.94
71	11/2010	3,568.00	616.01	2,951.99		120,250.62	7,571.95
72	12/2010	3,568.00	601.25	2,966.75		117,283.87	8,173.20
73	1/2011	3,568.00	586.42	2,981.58		114,302.29	586.42
74	2/2011	3,568.00	571.51	2,996.49		111,305.80	1,157.93
75	3/2011	3,568.00	556.53	3,011.47		108,294.33	1,714.46
76	4/2011	3,568.00	541.47	3,026.53		105,267.80	2,255.93
77	5/2011	3,568.00	526.34	3,041.66		102,226.14	2,782.27
78	6/2011	3,568.00	511.13	3,056.87		99,169.27	3,293.40
79	7/2011	3,568.00	495.85	3,072.15		96,097.12	3,789.25
80	8/2011	3,568.00	480.49	3,087.51		93,009.61	4,269.74
81	9/2011	3,568.00	465.05	3,102.95		89,906.66	4,734.79
82	10/2011	3,568.00	449.53	3,118.47		86,788.19	5,184.32
83	11/2011	3,568.00	433.94	3,134.06		83,654.13	5,618.26
84	12/2011	3,568.00	418.27	3,149.73		80,504.40	6,036.53
85	1/2012	3,568.00	402.52	3,165.48		77,338.92	402.52
86	2/2012	3,568.00	386.69	3,181.31		74,157.61	789.21
87	3/2012	3,568.00	370.79	3,197.21		70,960.40	1,160.00
88	4/2012	3,568.00	354.80	3,213.20		67,747.20	1,514.80
89	5/2012	3,568.00	338.74	3,229.26		64,517.94	1,853.54
90	6/2012	3,568.00	322.59	3,245.41		61,272.53	2,176.13
91	7/2012	3,568.00	306.36	3,261.64		58,010.89	2,482.49
92	8/2012	3,568.00	290.05	3,277.95		54,732.94	2,772.54
93	9/2012	3,568.00	273.66	3,294.34		51,438.60	3,046.20
94	10/2012	3,568.00	257.19	3,310.81		48,127.79	3,303.39
95	11/2012	3,568.00	240.64	3,327.36		44,800.43	3,544.03
96	12/2012	3,568.00	224.00	3,344.00		41,456.43	3,768.03
97	1/2013	3,568.00	207.28	3,360.72		38,095.71	207.28
98	2/2013	3,568.00	190.48	3,377.52		34,718.19	397.76
99	3/2013	3,568.00	173.59	3,394.41		31,323.78	571.35
100	4/2013	3,568.00	156.62	3,411.38		27,912.40	727.97
101	[illegible]	[illegible]	139.56	3,428.44		24,483.96	[illegible]

90

Pmt #	Payment Date	Scheduled Payment	Interest Portion of Scheduled Payment	Principal Portion of Scheduled Payment	Additional Principal Payment	Principal Balance	YTD Interest
102	6/2013	3,568.00	122.42	3,445.58		21,038.38	989.95
103	7/2013	3,568.00	105.19	3,462.81		17,575.57	1,095.14
104	8/2013	3,568.00	87.88	3,480.12		14,095.45	1,183.02
105	9/2013	3,568.00	70.48	3,497.52		10,597.93	1,253.50
106	10/2013	3,568.00	52.99	3,515.01		7,082.92	1,306.49
107	11/2013	3,568.00	35.41	3,532.59		3,550.33	1,341.90
108	12/2013	3,568.08	17.75	3,550.33		-	1,359.65

LOAN INFORMATION

Client	Gasel Transportation Lines, Inc	Balance sheet date	12/31/2004
Prepared by	Kit Van Krevel	Date prepared	8/11/2004
Lender	Waterford		
Loan description	Real Estate Loan #3123932		
Collateral	2nd Mortgage on Marietta OH Terminal, Land and Buildings		
Date of first payment	1/1/2005 Payment frequency Monthly ▼		

> This loan will be repaid in 24.12 years (290 payments).

Amount borrowed	$458,351.67
Interest rate	6.000%
Periodic payment	$3,000.00
Payback period (in years)	

Gasel Transportation Lines, Inc has an obligation to Waterford bearing interest at 6.00%.
The loan is payable in monthly installments of $3,000.00, including interest, and is
  #REF!
Loan maturities for each of the five years following December 31, 2004, are as follows:

2005	$	8,736.56
2006		9,275.41
2007		9,847.49
2008		10,454.89
2009		11,099.69
Thereafter		408,937.63
	$	458,351.67

Gasel Transportation Lines, Inc

Waterford - 2nd Mortgage on Marietta OH Terminal, Land and Buildings

Loan Amortization Schedule

Workpaper Index Waterford

Prepared by Kit Van Krevel

Pmt #	Payment Date	Scheduled Payment	Interest Portion of Scheduled Payment	Principal Portion of Scheduled Payment	Additional Principal Payment	Principal Balance	YTD Interest
						458,351.67	
1	1/2005	3,000.00	2,291.76	708.24		457,643.43	2,291.76
2	2/2005	3,000.00	2,288.22	711.78		456,931.65	4,579.98
3	3/2005	3,000.00	2,284.66	715.34		456,216.31	6,864.64
4	4/2005	3,000.00	2,281.08	718.92		455,497.39	9,145.72
5	5/2005	3,000.00	2,277.49	722.51		454,774.88	11,423.21
6	6/2005	3,000.00	2,273.87	726.13		454,048.75	13,697.08
7	7/2005	3,000.00	2,270.24	729.76		453,318.99	15,967.32
8	8/2005	3,000.00	2,266.59	733.41		452,585.58	18,233.91
9	9/2005	3,000.00	2,262.93	737.07		451,848.51	20,496.84
10	10/2005	3,000.00	2,259.24	740.76		451,107.75	22,756.08
11	11/2005	3,000.00	2,255.54	744.46		450,363.29	25,011.62
12	12/2005	3,000.00	2,251.82	748.18		449,615.11	27,263.44
13	1/2006	3,000.00	2,248.08	751.92		448,863.19	2,248.08
14	2/2006	3,000.00	2,244.32	755.68		448,107.51	4,492.40
15	3/2006	3,000.00	2,240.54	759.46		447,348.05	6,732.94
16	4/2006	3,000.00	2,236.74	763.26		446,584.79	8,969.68
17	5/2006	3,000.00	2,232.92	767.08		445,817.71	11,202.60
18	6/2006	3,000.00	2,229.09	770.91		445,046.80	13,431.69
19	7/2006	3,000.00	2,225.23	774.77		444,272.03	15,656.92
20	8/2006	3,000.00	2,221.36	778.64		443,493.39	17,878.28
21	9/2006	3,000.00	2,217.47	782.53		442,710.86	20,095.75
22	10/2006	3,000.00	2,213.55	786.45		441,924.41	22,309.30
23	11/2006	3,000.00	2,209.62	790.38		441,134.03	24,518.92
24	12/2006	3,000.00	2,205.67	794.33		440,339.70	26,724.59
25	1/2007	3,000.00	2,201.70	798.30		439,541.40	2,201.70
26	2/2007	3,000.00	2,197.71	802.29		438,739.11	4,399.41
27	3/2007	3,000.00	2,193.70	806.30		437,932.81	6,593.11
28	4/2007	3,000.00	2,189.66	810.34		437,122.47	8,782.77
29	5/2007	3,000.00	2,185.61	814.39		436,308.08	10,968.38
30	6/2007	3,000.00	2,181.54	818.46		435,489.62	13,149.92
31	7/2007	3,000.00	2,177.45	822.55		434,667.07	15,327.37
32	8/2007	3,000.00	2,173.34	826.66		433,840.41	17,500.71
33	9/2007	3,000.00	2,169.20	830.80		433,009.61	19,669.91
34	10/2007	3,000.00	2,165.05	834.95		432,174.66	21,834.96
35	11/2007	3,000.00	2,160.87	839.13		431,335.53	23,995.83
36	12/2007	3,000.00	2,156.68	843.32		430,492.21	26,152.51
37	1/2008	3,000.00	2,152.46	847.54		429,644.67	2,152.46
38	2/2008	3,000.00	2,148.22	851.78		428,792.89	4,300.68
39	3/2008	3,000.00	2,143.96	856.04		427,936.85	6,444.64
40	4/2008	3,000.00	2,139.68	860.32		427,076.53	8,584.32
41	5/2008	3,000.00	2,135.38	864.62		426,211.91	10,719.70
42	6/2008	3,000.00	2,131.06	868.94		425,342.97	12,850.76
43	7/2008	3,000.00	2,126.71	873.29		424,469.68	14,977.47
44	8/2008	3,000.00	2,122.35	877.65		423,592.03	17,099.82
45	9/2008	3,000.00	2,117.96	882.04		422,709.99	19,217.78
46	10/2008	3,000.00	2,113.55	886.45		421,823.54	21,331.33
47	11/2008	3,000.00	2,109.12	890.88		420,932.66	23,440.45
48	12/2008	3,000.00	2,104.66	895.34		420,037.32	25,545.11
49	1/2009	3,000.00	2,100.19	899.81		419,137.51	2,100.19
50	2/2009	[illegible]	[illegible]	904.31		41[illegible],233.20	4,19[illegible]

Pmt #	Payment Date	Scheduled Payment	Interest Portion of Scheduled Payment	Principal Portion of Scheduled Payment	Additional Principal Payment	Principal Balance	YTD Interest
51	3/2009	3,000.00	2,091.17	908.83		417,324.37	6,287.05
52	4/2009	3,000.00	2,086.62	913.38		416,410.99	8,373.67
53	5/2009	3,000.00	2,082.05	917.95		415,493.04	10,455.72
54	6/2009	3,000.00	2,077.47	922.53		414,570.51	12,533.19
55	7/2009	3,000.00	2,072.85	927.15		413,643.36	14,606.04
56	8/2009	3,000.00	2,068.22	931.78		412,711.58	16,674.26
57	9/2009	3,000.00	2,063.56	936.44		411,775.14	18,737.82
58	10/2009	3,000.00	2,058.88	941.12		410,834.02	20,796.70
59	11/2009	3,000.00	2,054.17	945.83		409,888.19	22,850.87
60	12/2009	3,000.00	2,049.44	950.56		408,937.63	24,900.31
61	1/2010	3,000.00	2,044.69	955.31		407,982.32	2,044.69
62	2/2010	3,000.00	2,039.91	960.09		407,022.23	4,084.60
63	3/2010	3,000.00	2,035.11	964.89		406,057.34	6,119.71
64	4/2010	3,000.00	2,030.29	969.71		405,087.63	8,150.00
65	5/2010	3,000.00	2,025.44	974.56		404,113.07	10,175.44
66	6/2010	3,000.00	2,020.57	979.43		403,133.64	12,196.01
67	7/2010	3,000.00	2,015.67	984.33		402,149.31	14,211.68
68	8/2010	3,000.00	2,010.75	989.25		401,160.06	16,222.43
69	9/2010	3,000.00	2,005.80	994.20		400,165.86	18,228.23
70	10/2010	3,000.00	2,000.83	999.17		399,166.69	20,229.06
71	11/2010	3,000.00	1,995.83	1,004.17		398,162.52	22,224.89
72	12/2010	3,000.00	1,990.81	1,009.19		397,153.33	24,215.70
73	1/2011	3,000.00	1,985.77	1,014.23		396,139.10	1,985.77
74	2/2011	3,000.00	1,980.70	1,019.30		395,119.80	3,966.47
75	3/2011	3,000.00	1,975.60	1,024.40		394,095.40	5,942.07
76	4/2011	3,000.00	1,970.48	1,029.52		393,065.88	7,912.55
77	5/2011	3,000.00	1,965.33	1,034.67		392,031.21	9,877.88
78	6/2011	3,000.00	1,960.16	1,039.84		390,991.37	11,838.04
79	7/2011	3,000.00	1,954.96	1,045.04		389,946.33	13,793.00
80	8/2011	3,000.00	1,949.73	1,050.27		388,896.06	15,742.73
81	9/2011	3,000.00	1,944.48	1,055.52		387,840.54	17,687.21
82	10/2011	3,000.00	1,939.20	1,060.80		386,779.74	19,626.41
83	11/2011	3,000.00	1,933.90	1,066.10		385,713.64	21,560.31
84	12/2011	3,000.00	1,928.57	1,071.43		384,642.21	23,488.88
85	1/2012	3,000.00	1,923.21	1,076.79		383,565.42	1,923.21
86	2/2012	3,000.00	1,917.83	1,082.17		382,483.25	3,841.04
87	3/2012	3,000.00	1,912.42	1,087.58		381,395.67	5,753.46
88	4/2012	3,000.00	1,906.98	1,093.02		380,302.65	7,660.44
89	5/2012	3,000.00	1,901.51	1,098.49		379,204.16	9,561.95
90	6/2012	3,000.00	1,896.02	1,103.98		378,100.18	11,457.97
91	7/2012	3,000.00	1,890.50	1,109.50		376,990.68	13,348.47
92	8/2012	3,000.00	1,884.95	1,115.05		375,875.63	15,233.42
93	9/2012	3,000.00	1,879.38	1,120.62		374,755.01	17,112.80
94	10/2012	3,000.00	1,873.78	1,126.22		373,628.79	18,986.58
95	11/2012	3,000.00	1,868.14	1,131.86		372,496.93	20,854.72
96	12/2012	3,000.00	1,862.48	1,137.52		371,359.41	22,717.20
97	1/2013	3,000.00	1,856.80	1,143.20		370,216.21	1,856.80
98	2/2013	3,000.00	1,851.08	1,148.92		369,067.29	3,707.88
99	3/2013	3,000.00	1,845.34	1,154.66		367,912.63	5,553.22
100	4/2013	3,000.00	1,839.56	1,160.44		366,752.19	7,392.78
101	5/2013	3,000.00	1,833.76	1,166.24		365,585.95	9,226.54

95

Gasel Transportation Lines, Inc
Waterford - 2nd Mortgage on Marietta OH Terminal, Land and Buildings
Loan Amortization Schedule

Workpaper Index   Waterford
Prepared by   Kit Van Krevel

Pmt #	Payment Date	Scheduled Payment	Interest Portion of Scheduled Payment	Principal Portion of Scheduled Payment	Additional Principal Payment	Principal Balance	YTD Interest
102	6/2013	3,000.00	1,827.93	1,172.07		364,413.88	11,054.47
103	7/2013	3,000.00	1,822.07	1,177.93		363,235.95	12,876.54
104	8/2013	3,000.00	1,816.18	1,183.82		362,052.13	14,692.72
105	9/2013	3,000.00	1,810.26	1,189.74		360,862.39	16,502.98
106	10/2013	3,000.00	1,804.31	1,195.69		359,666.70	18,307.29
107	11/2013	3,000.00	1,798.33	1,201.67		358,465.03	20,105.62
108	12/2013	3,000.00	1,792.33	1,207.67		357,257.36	21,897.95
109	1/2014	3,000.00	1,786.29	1,213.71		356,043.65	1,786.29
110	2/2014	3,000.00	1,780.22	1,219.78		354,823.87	3,566.51
111	3/2014	3,000.00	1,774.12	1,225.88		353,597.99	5,340.63
112	4/2014	3,000.00	1,767.99	1,232.01		352,365.98	7,108.62
113	5/2014	3,000.00	1,761.83	1,238.17		351,127.81	8,870.45
114	6/2014	3,000.00	1,755.64	1,244.36		349,883.45	10,626.09
115	7/2014	3,000.00	1,749.42	1,250.58		348,632.87	12,375.51
116	8/2014	3,000.00	1,743.16	1,256.84		347,376.03	14,118.67
117	9/2014	3,000.00	1,736.88	1,263.12		346,112.91	15,855.55
118	10/2014	3,000.00	1,730.56	1,269.44		344,843.47	17,586.11
119	11/2014	3,000.00	1,724.22	1,275.78		343,567.69	19,310.33
120	12/2014	3,000.00	1,717.84	1,282.16		342,285.53	21,028.17
121	1/2015	3,000.00	1,711.43	1,288.57		340,996.96	1,711.43
122	2/2015	3,000.00	1,704.98	1,295.02		339,701.94	3,416.41
123	3/2015	3,000.00	1,698.51	1,301.49		338,400.45	5,114.92
124	4/2015	3,000.00	1,692.00	1,308.00		337,092.45	6,806.92
125	5/2015	3,000.00	1,685.46	1,314.54		335,777.91	8,492.38
126	6/2015	3,000.00	1,678.89	1,321.11		334,456.80	10,171.27
127	7/2015	3,000.00	1,672.28	1,327.72		333,129.08	11,843.55
128	8/2015	3,000.00	1,665.65	1,334.35		331,794.73	13,509.20
129	9/2015	3,000.00	1,658.97	1,341.03		330,453.70	15,168.17
130	10/2015	3,000.00	1,652.27	1,347.73		329,105.97	16,820.44
131	11/2015	3,000.00	1,645.53	1,354.47		327,751.50	18,465.97
132	12/2015	3,000.00	1,638.76	1,361.24		326,390.26	20,104.73
133	1/2016	3,000.00	1,631.95	1,368.05		325,022.21	1,631.95
134	2/2016	3,000.00	1,625.11	1,374.89		323,647.32	3,257.06
135	3/2016	3,000.00	1,618.24	1,381.76		322,265.56	4,875.30
136	4/2016	3,000.00	1,611.33	1,388.67		320,876.89	6,486.63
137	5/2016	3,000.00	1,604.38	1,395.62		319,481.27	8,091.01
138	6/2016	3,000.00	1,597.41	1,402.59		318,078.68	9,688.42
139	7/2016	3,000.00	1,590.39	1,409.61		316,669.07	11,278.81
140	8/2016	3,000.00	1,583.35	1,416.65		315,252.42	12,862.16
141	9/2016	3,000.00	1,576.26	1,423.74		313,828.68	14,438.42
142	10/2016	3,000.00	1,569.14	1,430.86		312,397.82	16,007.56
143	11/2016	3,000.00	1,561.99	1,438.01		310,959.81	17,569.55
144	12/2016	312,682.04	1,554.80	311,127.24		(167.43)	19,124.35

96

LOAN INFORMATION

Client	Gasel Transportation Lines, Inc	Balance sheet date	12/31/2004
Prepared by	Kit Van Krevel	Date prepared	5/14/2004
Lender	Wesbanco		
Loan description	Computer Loan		
Collateral	Computer Equipment		
Date of first payment	1/1/2005	Payment frequency	Monthly ▼

The periodic payment for this loan is $860.66.

Amount borrowed	$10,000.00
Interest rate	6.000%
Periodic payment	
Payback period (in years)	1

97

Gasel Transportation Lines, Inc
Wesbanco - Computer Equipment
Disclosure Information

Workpaper Index Wesbanco
Prepared by Kit Van Krevel

Gasel Transportation Lines, Inc has an obligation to Wesbanco bearing interest at 6.00%.
The loan is payable in monthly installments of $860.66, including interest, and is
#REF!
Loan maturities for each of the five years following December 31, 2004, are as follows:

2005	$	10,000.00
2006		-
2007		-
2008		-
2009		-
Thereafter		-
	$	10,000.00

Gasel Transportation Lines, Inc
Wesbanco - Computer Equipment
Loan Amortization Schedule

Pmt #	Payment Date	Scheduled Payment	Interest Portion of Scheduled Payment	Principal Portion of Scheduled Payment	Additional Principal Payment	Principal Balance	YTD Interest
						10,000.00	
1	1/2005	860.66	50.00	810.66		9,189.34	50.00
2	2/2005	860.66	45.95	814.71		8,374.63	95.95
3	3/2005	860.66	41.87	818.79		7,555.84	137.82
4	4/2005	860.66	37.78	822.88		6,732.96	175.60
5	5/2005	860.66	33.66	827.00		5,905.96	209.26
6	6/2005	860.66	29.53	831.13		5,074.83	238.79
7	7/2005	860.66	25.37	835.29		4,239.54	264.16
8	8/2005	860.66	21.20	839.46		3,400.08	285.36
9	9/2005	860.66	17.00	843.66		2,556.42	302.36
10	10/2005	860.66	12.78	847.88		1,708.54	315.14
11	11/2005	860.66	8.54	852.12		856.42	323.68
12	12/2005	860.70	4.28	856.42		-	327.96

LOAN INFORMATION

Client	Gasel	Balance sheet date	12/31/2004
Prepared by	Kit Van Krevel	Date prepared	8/11/2004
Lender	Wesbanco		
Loan description	Equipment Loan		
Collateral	20 Freightliners		
Date of first payment	1/1/2005 Payment frequency Monthly ▼		

This loan will be repaid in 2.743 years (33 payments).

Amount borrowed	$384,500.00
Interest rate	12.370%
Periodic payment	$13,833.00
Payback period (in years)	

100

Gasel has an obligation to Wesbanco bearing interest at 12.37%.
The loan is payable in monthly installments of $13,833.00, including interest, and is
  #REF!
Loan maturities for each of the five years following December 31, 2004, are as follows:

2005	$	125,384.19
2006		141,804.51
2007		117,311.30
2008		-
2009		-
Thereafter		-
	$	384,500.00

Gasel
Wesbanco - 20 Freightliners
Loan Amortization Schedule

Workpaper Index Wesbanco
Prepared by Kit Van Krevel

Pmt #	Payment Date	Scheduled Payment	Interest Portion of Scheduled Payment	Principal Portion of Scheduled Payment	Additional Principal Payment	Principal Balance	YTD Interest
						384,500.00	
1	1/2005	13,833.00	3,963.55	9,869.45		374,630.55	3,963.55
2	2/2005	13,833.00	3,861.82	9,971.18		364,659.37	7,825.37
3	3/2005	13,833.00	3,759.03	10,073.97		354,585.40	11,584.40
4	4/2005	13,833.00	3,655.18	10,177.82		344,407.58	15,239.58
5	5/2005	13,833.00	3,550.27	10,282.73		334,124.85	18,789.85
6	6/2005	13,833.00	3,444.27	10,388.73		323,736.12	22,234.12
7	7/2005	13,833.00	3,337.18	10,495.82		313,240.30	25,571.30
8	8/2005	13,833.00	3,228.99	10,604.01		302,636.29	28,800.29
9	9/2005	13,833.00	3,119.68	10,713.32		291,922.97	31,919.97
10	10/2005	13,833.00	3,009.24	10,823.76		281,099.21	34,929.21
11	11/2005	13,833.00	2,897.66	10,935.34		270,163.87	37,826.87
12	12/2005	13,833.00	2,784.94	11,048.06		259,115.81	40,611.81
13	1/2006	13,833.00	2,671.05	11,161.95		247,953.86	2,671.05
14	2/2006	13,833.00	2,555.99	11,277.01		236,676.85	5,227.04
15	3/2006	13,833.00	2,439.74	11,393.26		225,283.59	7,666.78
16	4/2006	13,833.00	2,322.30	11,510.70		213,772.89	9,989.08
17	5/2006	13,833.00	2,203.64	11,629.36		202,143.53	12,192.72
18	6/2006	13,833.00	2,083.76	11,749.24		190,394.29	14,276.48
19	7/2006	13,833.00	1,962.65	11,870.35		178,523.94	16,239.13
20	8/2006	13,833.00	1,840.28	11,992.72		166,531.22	18,079.41
21	9/2006	13,833.00	1,716.66	12,116.34		154,414.88	19,796.07
22	10/2006	13,833.00	1,591.76	12,241.24		142,173.64	21,387.83
23	11/2006	13,833.00	1,465.57	12,367.43		129,806.21	22,853.40
24	12/2006	13,833.00	1,338.09	12,494.91		117,311.30	24,191.49
25	1/2007	13,833.00	1,209.28	12,623.72		104,687.58	1,209.28
26	2/2007	13,833.00	1,079.15	12,753.85		91,933.73	2,288.43
27	3/2007	13,833.00	947.68	12,885.32		79,048.41	3,236.11
28	4/2007	13,833.00	814.86	13,018.14		66,030.27	4,050.97
29	5/2007	13,833.00	680.66	13,152.34		52,877.93	4,731.63
30	6/2007	13,833.00	545.08	13,287.92		39,590.01	5,276.71
31	7/2007	40,000.00	408.11	39,591.89		(1.88)	5,684.82

LOAN INFORMATION

Client	Gasel Transportation Lines, Inc	Balance sheet date	12/31/2004
Prepared by	Kit Van Krevel	Date prepared	5/14/2004
Lender	Wesbanco		
Loan description	1st Mortgage on Marietta OH Terminal, Land and Buildings		
Collateral	1st Mortgage on Marietta OH Terminal, Land and Buildings		
Date of first payment	1/1/2005 Payment frequency Monthly ▼		

> This loan will be repaid in 11.413 years (137 payments).

Amount borrowed	$469,441.00
Interest rate	5.500%
Periodic payment	$4,623.00
Payback period (in years)	

103

Gasel Transportation Lines, Inc
Wesbanco - 1st Mortgage on Marietta OH Terminal, Land and Buildings
Loan Amortization Schedule

Workpaper Index   Wesbanco
Prepared by   Kit Van Krevel

Pmt #	Payment Date	Scheduled Payment	Interest Portion of Scheduled Payment	Principal Portion of Scheduled Payment	Additional Principal Payment	Principal Balance	YTD Interest
						469,441.00	
1	1/2005	4,623.00	2,151.60	2,471.40		466,969.60	2,151.60
2	2/2005	4,623.00	2,140.28	2,482.72		464,486.88	4,291.88
3	3/2005	4,623.00	2,128.90	2,494.10		461,992.78	6,420.78
4	4/2005	4,623.00	2,117.47	2,505.53		459,487.25	8,538.25
5	5/2005	4,623.00	2,105.98	2,517.02		456,970.23	10,644.23
6	6/2005	4,623.00	2,094.45	2,528.55		454,441.68	12,738.68
7	7/2005	4,623.00	2,082.86	2,540.14		451,901.54	14,821.54
8	8/2005	4,623.00	2,071.22	2,551.78		449,349.76	16,892.76
9	9/2005	4,623.00	2,059.52	2,563.48		446,786.28	18,952.28
10	10/2005	4,623.00	2,047.77	2,575.23		444,211.05	21,000.05
11	11/2005	4,623.00	2,035.97	2,587.03		441,624.02	23,036.02
12	12/2005	4,623.00	2,024.11	2,598.89		439,025.13	25,060.13
13	1/2006	4,623.00	2,012.20	2,610.80		436,414.33	2,012.20
14	2/2006	4,623.00	2,000.23	2,622.77		433,791.56	4,012.43
15	3/2006	4,623.00	1,988.21	2,634.79		431,156.77	6,000.64
16	4/2006	4,623.00	1,976.14	2,646.86		428,509.91	7,976.78
17	5/2006	4,623.00	1,964.00	2,659.00		425,850.91	9,940.78
18	6/2006	4,623.00	1,951.82	2,671.18		423,179.73	11,892.60
19	7/2006	4,623.00	1,939.57	2,683.43		420,496.30	13,832.17
20	8/2006	4,623.00	1,927.27	2,695.73		417,800.57	15,759.44
21	9/2006	4,623.00	1,914.92	2,708.08		415,092.49	17,674.36
22	10/2006	4,623.00	1,902.51	2,720.49		412,372.00	19,576.87
23	11/2006	4,623.00	1,890.04	2,732.96		409,639.04	21,466.91
24	12/2006	4,623.00	1,877.51	2,745.49		406,893.55	23,344.42
25	1/2007	4,623.00	1,864.93	2,758.07		404,135.48	1,864.93
26	2/2007	4,623.00	1,852.29	2,770.71		401,364.77	3,717.22
27	3/2007	4,623.00	1,839.59	2,783.41		398,581.36	5,556.81
28	4/2007	4,623.00	1,826.83	2,796.17		395,785.19	7,383.64
29	5/2007	4,623.00	1,814.02	2,808.98		392,976.21	9,197.66
30	6/2007	4,623.00	1,801.14	2,821.86		390,154.35	10,998.80
31	7/2007	4,623.00	1,788.21	2,834.79		387,319.56	12,787.01
32	8/2007	4,623.00	1,775.21	2,847.79		384,471.77	14,562.22
33	9/2007	4,623.00	1,762.16	2,860.84		381,610.93	16,324.38
34	10/2007	4,623.00	1,749.05	2,873.95		378,736.98	18,073.43
35	11/2007	4,623.00	1,735.88	2,887.12		375,849.86	19,809.31
36	12/2007	4,623.00	1,722.65	2,900.35		372,949.51	21,531.96
37	1/2008	4,623.00	1,709.35	2,913.65		370,035.86	1,709.35
38	2/2008	4,623.00	1,696.00	2,927.00		367,108.86	3,405.35
39	3/2008	4,623.00	1,682.58	2,940.42		364,168.44	5,087.93
40	4/2008	4,623.00	1,669.11	2,953.89		361,214.55	6,757.04
41	5/2008	4,623.00	1,655.57	2,967.43		358,247.12	8,412.61
42	6/2008	4,623.00	1,641.97	2,981.03		355,266.09	10,054.58
43	7/2008	4,623.00	1,628.30	2,994.70		352,271.39	11,682.88
44	8/2008	4,623.00	1,614.58	3,008.42		349,262.97	13,297.46
45	9/2008	4,623.00	1,600.79	3,022.21		346,240.76	14,898.25
46	10/2008	4,623.00	1,586.94	3,036.06		343,204.70	16,485.19
47	11/2008	4,623.00	1,573.02	3,049.98		340,154.72	18,058.21
48	12/2008	4,623.00	1,559.04	3,063.96		337,090.76	19,617.25
49	1/2009	4,623.00	1,545.00	3,078.00		334,012.76	1,545.00
50	2/2009	4,623.00	1,530.89	3,092.11		330,920.65	3,075.89

Loan Amortization Schedule

Pmt #	Payment Date	Scheduled Payment	Interest Portion of Scheduled Payment	Principal Portion of Scheduled Payment	Additional Principal Payment	Principal Balance	YTD Interest
51	3/2009	4,623.00	1,516.72	3,106.28		327,814.37	4,592.61
52	4/2009	4,623.00	1,502.48	3,120.52		324,693.85	6,095.09
53	5/2009	4,623.00	1,488.18	3,134.82		321,559.03	7,583.27
54	6/2009	4,623.00	1,473.81	3,149.19		318,409.84	9,057.08
55	7/2009	4,623.00	1,459.38	3,163.62		315,246.22	10,516.46
56	8/2009	4,623.00	1,444.88	3,178.12		312,068.10	11,961.34
57	9/2009	4,623.00	1,430.31	3,192.69		308,875.41	13,391.65
58	10/2009	4,623.00	1,415.68	3,207.32		305,668.09	14,807.33
59	11/2009	4,623.00	1,400.98	3,222.02		302,446.07	16,208.31
60	12/2009	4,623.00	1,386.21	3,236.79		299,209.28	17,594.52
61	1/2010	4,623.00	1,371.38	3,251.62		295,957.66	1,371.38
62	2/2010	4,623.00	1,356.47	3,266.53		292,691.13	2,727.85
63	3/2010	4,623.00	1,341.50	3,281.50		289,409.63	4,069.35
64	4/2010	4,623.00	1,326.46	3,296.54		286,113.09	5,395.81
65	5/2010	4,623.00	1,311.35	3,311.65		282,801.44	6,707.16
66	6/2010	4,623.00	1,296.17	3,326.83		279,474.61	8,003.33
67	7/2010	4,623.00	1,280.93	3,342.07		276,132.54	9,284.26
68	8/2010	4,623.00	1,265.61	3,357.39		272,775.15	10,549.87
69	9/2010	4,623.00	1,250.22	3,372.78		269,402.37	11,800.09
70	10/2010	4,623.00	1,234.76	3,388.24		266,014.13	13,034.85
71	11/2010	4,623.00	1,219.23	3,403.77		262,610.36	14,254.08
72	12/2010	4,623.00	1,203.63	3,419.37		259,190.99	15,457.71
73	1/2011	4,623.00	1,187.96	3,435.04		255,755.95	1,187.96
74	2/2011	4,623.00	1,172.21	3,450.79		252,305.16	2,360.17
75	3/2011	4,623.00	1,156.40	3,466.60		248,838.56	3,516.57
76	4/2011	4,623.00	1,140.51	3,482.49		245,356.07	4,657.08
77	5/2011	4,623.00	1,124.55	3,498.45		241,857.62	5,781.63
78	6/2011	4,623.00	1,108.51	3,514.49		238,343.13	6,890.14
79	7/2011	4,623.00	1,092.41	3,530.59		234,812.54	7,982.55
80	8/2011	4,623.00	1,076.22	3,546.78		231,265.76	9,058.77
81	9/2011	4,623.00	1,059.97	3,563.03		227,702.73	10,118.74
82	10/2011	4,623.00	1,043.64	3,579.36		224,123.37	11,162.38
83	11/2011	4,623.00	1,027.23	3,595.77		220,527.60	12,189.61
84	12/2011	4,623.00	1,010.75	3,612.25		216,915.35	13,200.36
85	1/2012	4,623.00	994.20	3,628.80		213,286.55	994.20
86	2/2012	4,623.00	977.56	3,645.44		209,641.11	1,971.76
87	3/2012	4,623.00	960.86	3,662.14		205,978.97	2,932.62
88	4/2012	4,623.00	944.07	3,678.93		202,300.04	3,876.69
89	5/2012	4,623.00	927.21	3,695.79		198,604.25	4,803.90
90	6/2012	4,623.00	910.27	3,712.73		194,891.52	5,714.17
91	7/2012	4,623.00	893.25	3,729.75		191,161.77	6,607.42
92	8/2012	4,623.00	876.16	3,746.84		187,414.93	7,483.58
93	9/2012	4,623.00	858.99	3,764.01		183,650.92	8,342.57
94	10/2012	4,623.00	841.73	3,781.27		179,869.65	9,184.30
95	11/2012	4,623.00	824.40	3,798.60		176,071.05	10,008.70
96	12/2012	4,623.00	806.99	3,816.01		172,255.04	10,815.69
97	1/2013	4,623.00	789.50	3,833.50		168,421.54	789.50
98	2/2013	4,623.00	771.93	3,851.07		164,570.47	1,561.43
99	3/2013	4,623.00	754.28	3,868.72		160,701.75	2,315.71
100	4/2013	4,623.00	736.55	3,886.45		156,815.30	3,052.26
101	5/2013	4,623.00	[illegible]8.74	3,904.26		152,911.04	3,77[illegible]

105

Gasel Transportation Lines, Inc   *Workpaper index*   Wesbanco
Wesbanco - 1st Mortgage on Marietta OH Terminal, Land and Buildings   *Prepared by*   Kit Van Krevel
Loan Amortization Schedule

Pmt #	Payment Date	Scheduled Payment	Interest Portion of Scheduled Payment	Principal Portion of Scheduled Payment	Additional Principal Payment	Principal Balance	YTD Interest
102	6/2013	4,623.00	700.84	3,922.16		148,988.88	4,471.84
103	7/2013	4,623.00	682.87	3,940.13		145,048.75	5,154.71
104	8/2013	4,623.00	664.81	3,958.19		141,090.56	5,819.52
105	9/2013	4,623.00	646.67	3,976.33		137,114.23	6,466.19
106	10/2013	4,623.00	628.44	3,994.56		133,119.67	7,094.63
107	11/2013	4,623.00	610.13	4,012.87		129,106.80	7,704.76
108	12/2013	4,623.00	591.74	4,031.26		125,075.54	8,296.50
109	1/2014	4,623.00	573.26	4,049.74		121,025.80	573.26
110	2/2014	4,623.00	554.70	4,068.30		116,957.50	1,127.96
111	3/2014	4,623.00	536.06	4,086.94		112,870.56	1,664.02
112	4/2014	4,623.00	517.32	4,105.68		108,764.88	2,181.34
113	5/2014	4,623.00	498.51	4,124.49		104,640.39	2,679.85
114	6/2014	4,623.00	479.60	4,143.40		100,496.99	3,159.45
115	7/2014	4,623.00	460.61	4,162.39		96,334.60	3,620.06
116	8/2014	4,623.00	441.53	4,181.47		92,153.13	4,061.59
117	9/2014	4,623.00	422.37	4,200.63		87,952.50	4,483.96
118	10/2014	4,623.00	403.12	4,219.88		83,732.62	4,887.08
119	11/2014	4,623.00	383.77	4,239.23		79,493.39	5,270.85
120	12/2014	4,623.00	364.34	4,258.66		75,234.73	5,635.19
121	1/2015	4,623.00	344.83	4,278.17		70,956.56	344.83
122	2/2015	4,623.00	325.22	4,297.78		66,658.78	670.05
123	3/2015	4,623.00	305.52	4,317.48		62,341.30	975.57
124	4/2015	4,623.00	285.73	4,337.27		58,004.03	1,261.30
125	5/2015	4,623.00	265.85	4,357.15		53,646.88	1,527.15
126	6/2015	4,623.00	245.88	4,377.12		49,269.76	1,773.03
127	7/2015	4,623.00	225.82	4,397.18		44,872.58	1,998.85
128	8/2015	4,623.00	205.67	4,417.33		40,455.25	2,204.52
129	9/2015	40,640.67	185.42	40,455.25		-	2,389.94

106

Gasel Transportation Lines, Inc has an obligation to Wesbanco bearing interest at 5.50%.
The loan is payable in monthly installments of $4,623.00, including interest, and is
  #REF!
Loan maturities for each of the five years following December 31, 2004, are as follows:

2005	$	30,415.87
2006		32,131.58
2007		33,944.04
2008		35,858.75
2009		37,881.48
Thereafter		299,209.28
	$	469,441.00

APPENDIX H

CLASS C UNSECURED

108

hedule of Unsecured Liabilities
sel Transportation Lines, Inc.
June 30, 2004

	Pre-Petition Balances 06/30/04	Jun-04 Adjustments	Subtotals 06/30/04	Less Equip Returned at Net Book Value	Adjusted Balances 06/30/04
Accounts Payable-Trade					
Abbott Foods	-		-		-
ACCXX Communications	-		-		-
Addison & Funk	-		-		-
Aether Systems	-		-		-
AGA Gas Inc	-		-		-
Aguirrie Paint & Body Inc	-		-		-
Allegheny Power	-		-		-
American Systems Registra	1,000		1,000		1,000
American Telesis	-		-		-
AT&T Wireless	-		-		-
Atlantis Plastics	1,417		1,417		1,417
B A Miller	425		425		425
Bennett Industries	53		53		53
Benson Truck Bodies	470		470		470
BFS Petroleum Prod Inc	38,845		38,845		38,845
Bridgestone/Firestone	1,390		1,390		1,390
C H Bradshaw	-		-		-
Cambridge Integrated Serv	4,604		4,604		4,604
npbell Soup Supply Co.	1,074		1,074		1,074
Capitol City Trailers	78,743		78,743		78,743
Capitol Stock Transfer	170		170		170
Carrier Claims Service	-		-		-
Central Office Supply	2,191		2,191		2,191
CH Robinson	410		410		410
Chapman Printing Co	8,595		8,595		8,595
Chapman Printing Co	-		-		-
CINTAS	2,543		2,543		2,543
Clarksburg Exponene/Tele	-		-		-
Cleveland Scene	-		-		-
Cleveland/Akron Eg	-		-		-
Coles Tire & Supply	19,754		19,754		19,754
Columbus Dispatch	-		-		-
Columbus Kenworth Inc	2,459		2,459		2,459
Core Com	1,499		1,499		1,499
Covenant Transport	210		210		210
Cummins N Power	2,345		2,345		2,345
Cummins Power Systems	4,320		4,320		4,320
Cummins Rocky Mtn	3,201		3,201		3,201
Custom Diesel Service	1,734		1,734		1,734
Dayton Leasing	-		-		-
Dayton Leasing	-		-		-
Dayton Leasing 3960-077	-		-		-
Dayton Leasing 3960-048	43,098		43,098		43,098
Dayton Leasing 3960-049	45,980		45,980		45,980
Dayton Leasing 3960-065	78,732		78,732		78,732
ton Leasing 3960-055	53,450		53,450		53,450
Dayton Leasing 3960-096	-		-		-

Schedule of Unsecured Liabilities
...el Transportation Lines, Inc.
June 30, 2004

	Pre-Petition Balances 06/30/04	Jun-04 Adjustments	Subtotals 06/30/04	Less Equip Returned at Net Book Value	Adjusted Balances 06/30/04
Dayton Leasing 3960-097	-		-		-
Dell Account	-		-		-
Depository Trust Acct	90		90		90
Dudley's Flowers	-		-		-
Edward Moon	-		-		-
EFS	-		-		-
F W Newton Company	-		-		-
Fedex	809		809		809
Firelands Reg Med Ctr	-		-		-
First USA Inc	1,313		1,313		1,313
Fleetmaster Leasing Corp	-		-		-
Fleetmaster-#303,304,305,306	-		-		-
Fleetmaster-#235	-		-		-
Florida Utility Trailers	984		984		984
FYDA Freightliner Columbus	322		322		322
G & K Services	386		386		386
Gordon Flesch Co	6		6		6
Gulf Coast Thermo King	1,197		1,197		1,197
Harris Auto Glass	630		630		630
Heistad's Wrecker	101		101		101
...ACO	13,852		13,852		13,852
Interstate Batteries	707		707		707
IRA Davenport Hospital	-		-		-
J L Truck Repair	173		173		173
J&B Fleet Indus Supply	1,542		1,542		1,542
Jackson Co Publishing	-		-		-
Job News	-		-		-
K&M Truck & Trailer Service	4,998		4,998		4,998
K Graphics	-		-		-
Kardex Systems Inc.	100		100		100
Lanier Worldwide Inc.	328		328		328
Liberty Truck Stop	401		401		401
Lowy's Express Inc.	150		150		150
Mahone Tires	34,496		34,496		34,496
Marietta Area Chamber	394		394		394
Marietta Ignition	77		77		77
Marietta Indus Enterprise	54		54		54
Marietta Jaycees	60		60		60
Marietta Joint & Clutch	(99)		(99)		(99)
Marietta Mack	827		827		827
Marietta Memorial Hosp	120		120		120
Matheny Motor Truck	16,843		16,843		16,843
Matthews Company	-		-		-
McLeod Software	-		-		-
Medbrook Occup Med Assoc	-		-		-
Merrill Communications	8,040		8,040		8,040
Metal Tech Steel Corp	-		-		-
...3 Leasing	4,699		4,699		4,699
Modern Leasing	-		-		-

Schedule of Unsecured Liabilities
el Transportation Lines, Inc.
June 30, 2004

	Pre-Petition Balances 06/30/04	Jun-04 Adjustments	Subtotals 06/30/04	Less Equip Returned at Net Book Value	Adjusted Balances 06/30/04
Modern Office Methods	-		-		-
MTTA Occup Health Part	5,901		5,901		5,901
Navistar	-		-		-
NCO Financial Commercial	-		-		-
Nextel Communications	2,699		2,699		2,699
Norcom	-		-		-
O Valley Health Services	-		-		-
O Valley Medical Quick	-		-		-
Ohio Dept of Commerce	-		-		-
Ohio Valley Ad Taker	-		-		-
Pacific Financial Assoc	950		950		950
Parkersburg News & Sentinel	553		553		553
PASCO News	66		66		66
Patterson Palmer Hunt	368		368		368
Phone Savers	-		-		-
Pin Gallery	-		-		-
Powell's Truck & Equip	697		697		697
Rea & Associates	-		-		-
Refuel Inc	935		935		935
Republic Wast Services	-		-		-
r City Chem-Dry	371		371		371
ho_s Laboratories	430		430		430
Rumpke	20		20		20
Safeguard Business Systems	-		-		-
Safety Kleen	1,079		1,079		1,079
SBC Ameritech	-		-		-
Schneider National Inc	395		395		395
Schotts Repair Service	-		-		-
Selby General Hospital	5,963		5,963		5,963
Semple Propane	-		-		-
SG LA Myers, Ltd	2,501		2,501		2,501
Shamrock Utility Trailers	-		-		-
Sign Source	186		186		186
Sonny Merryman Inc	162		162		162
Springfield Newspapers	510		510		510
Starrett communications	1,537		1,537		1,537
Steve Heiss Services	-		-		-
Super 8 Hotel	-		-		-
Terminix International	-		-		-
The Internet Truckstop	-		-		-
The Lafayette Hotel	-		-		-
The News & Advance	869		869		869
The Plain Dealer	-		-		-
The River Press	419		419		419
Thermo King	6,894		6,894		6,894
Thermo King	765		765		765
TMI	-		-		-
s-Porte Logistics	-		-		-
._nsport Specialists	1,000		1,000		1,000

111

Schedule of Unsecured Liabilities
 ;el Transportation Lines, Inc.
June 30, 2004

	Pre-Petition Balances 06/30/04	Jun-04 Adjustments	Subtotals 06/30/04	Less Equip Returned at Net Book Value	Adjusted Balances 06/30/04
Triangle Transport Inc	210		210		210
U S Healthworks	55		55		55
United Energy Inc	35,679		35,679		35,679
United Parcel Service	-		-		-
US Bankruptcy Court	-		-		-
USA Waste Service of WV	-		-		-
Vanguard Paints & Finish	450		450		450
Wabash National Trlr Centers	2,680		2,680		2,680
Warren Athletic Boosters	175		175		175
Watermaster/Trotters	9		9		9
Wellington F. Roemer Ins	3,793		3,793		3,793
West Virginia University	870		870		870
Wheeling Spring Service	1,104		1,104		1,104
World Radio Telecommunica	122		122		122
Worthington Towing	50		50		50
Young Truck Sales	5,196		5,196		5,196
Totals	577,974	-	577,974	-	577,974
	-		-		
RTO Maintenance Fund w/h	6,985		6,985		6,985
Difference noted at 3/31/04	(4,896)		(4,896)		(4,896)
ounts Payable	580,062	-	580,062	-	580,062
Accrued Expenses:					
Contract Labor - Peoplease	-	98,707	98,707	-	98,707
Accrued Broker Freight	-	61,769	61,769	-	61,769
Accrued Interest	-	109,410	109,410	-	109,410
Demand Notes Payable					
Eagle Transportation		45,000	45,000		45,000
Waterford		82,236	82,236		82,236
			-		-
Notes Payable-Equipment returned			-		-
Associates #260710		435,195	435,195	(348,515)	86,680
Associates #260810		802,089	802,089	(256,755)	545,334
Conseco #261010		59,243	59,243	-	59,243
Volvo #267910		788,240	788,240	(515,142)	273,098
Orix #265710		66,351	66,351	(91,705)	(25,354)
	580,062	2,548,240	3,128,302	(1,212,117)	1,916,185

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER dated as of _____, 2004 (herein called "this Agreement"), between Gasel Transportation Lines, Inc., an Ohio corporation (herein called "GASEL-OHIO"), and Gasel Transportation Lines, Inc., a Delaware corporation (herein called "GASEL-DELAWARE"), said corporations being hereinafter sometimes collectively called the "constituent corporations".

WHEREAS, GASEL-OHIO has an authorized capital stock of 10,000,000 shares of voting Common Stock, no par value (the "GASEL-OHIO Common Stock"), of which _____ shares have been duly issued and are outstanding as of the date hereof; and

WHEREAS, GASEL-OHIO has outstanding warrants to purchase an aggregate of _____ shares of GASEL-OHIO Common Stock(the "GASEL-OHIO Warrants"); and

WHEREAS, GASEL-OHIO has outstanding options to purchase _____ shares of GASEL-OHIO Common Stock (the "GASEL-OHIO Options"), such Options having been issued pursuant to the GASEL-OHIO _____ Stock Option Plan; and

WHEREAS, the authorized capital stock of GASEL-DELAWARE consists of 100,000,000 shares of Common Stock, par value $0.001 per share ("GASEL-DELAWARE Common Stock"), and 10,000,000 shares of Preferred Stock, par value $0.001 per share ("GASEL-DELAWARE Preferred Stock"), of which 100 shares of GASEL-DELAWARE Common Stock have been duly issued and are outstanding as of the date hereof; and

[WHEREAS, GASEL-DELAWARE is obligated to issue as of the effective date of the merger (as defined in Article II below), in connection with the Reorganization Plan (as defined below) an aggregate of _____ shares of GASEL-DELAWARE Preferred Stock, Series A (GASEL-DELAWARE Series A Preferred Stock"), the terms of the GASEL-DELAWARE Series A Preferred Stock being as set forth in the Certificate of Designations attached hereto as Exhibit I);] and

WHEREAS, the Board of Directors of GASEL-DELAWARE and the Board of Directors of GASEL-OHIO deem it advisable and for the general welfare of said corporations and the shareholders of each, that such corporations merge and consolidate under, and pursuant to, the provisions of the Ohio General Corporation Law ("Ohio General Corporation Law") and the Delaware General Corporation Law ("Delaware General Corporation Law"). The Board of Directors of each of the constituent corporations have by resolution duly adopted and approved this Agreement. This Agreement has been duly approved by the stockholder of GASEL-DELAWARE, such approval being evidenced by the written consent of such stockholder in accordance with the Delaware General Corporation Law, and for GASEL-OHIO pursuant to GASEL-OHIO's confirmed plan of reorganization, effective _____, 2004 (Case No. 03-53521, United States Bankruptcy Court, Southern District of Ohio, Eastern Division (the "Reorganization Plan").

NOW, THEREFORE, the parties hereto hereby agree as follows:

113

ARTICLE I

Merger

GASEL-OHIO shall be merged and consolidated into GASEL-DELAWARE, which shall be the surviving corporation, all on the effective date of the merger, and the terms and conditions of such merger, the mode of carrying it into effect, the conversion of the shares of GASEL-OHIO and other details and provisions deemed necessary or proper shall be as herein set forth, all in accordance with the Delaware General Corporation Law. The separate existence and corporate organization of GASEL-OHIO will cease on the effective date of the merger as herein provided, and thereafter GASEL-OHIO and GASEL-DELAWARE shall be a single corporation, to-wit, GASEL-DELAWARE (hereinafter sometimes referred to as the "Surviving Company").

ARTICLE II

Effectiveness of Merger

The merger and consolidation shall not become effective before the completion of the following: (a) this Agreement shall have been approved by each constituent corporation as provided in the Ohio General Corporation Law and the Delaware Private Corporations Law and as provided in Article IX hereof; (b) such approval and adoption shall have been certified upon this Agreement by the Secretary or an Assistant Secretary of each of the constituent corporations under the seals thereof; and (c) Articles of Merger shall have been filed with the Office of the Secretary of the State of Delaware, and said Secretary of State shall certify that this Agreement has been so filed, all the foregoing in accordance with the statutes of Delaware, and this Agreement shall have been filed with the Secretary of State of the State of Ohio. The merger and consolidation shall become effective on the day when Articles of Merger shall have been filed with the Secretary of the State of Delaware, and as used herein the "effective date of the merger" shall mean the date as of which the merger and consolidation shall become effective as aforesaid. The foregoing to the contrary notwithstanding, the parties hereto may, by supplement hereto, fix a specific date subsequent to such time which, subject to the provisions of the statutes of Delaware, shall be the "effective date of the merger".

ARTICLE III

Certificate of Incorporation of Surviving Company

On the effective date of the merger, the Certificate of Incorporation of GASEL-DELAWARE attached hereto as Exhibit I shall be the Certificate of Incorporation of the Surviving Company (the "Surviving Company's Certificate of Incorporation"), until thereafter amended as provided by law.

114

ARTICLE IV

By-Laws of Surviving Company

On the effective date of the merger, the By-Laws of GASEL-DELAWARE shall be the By-laws of the Surviving Company (the "Surviving Company's By-Laws") until the same shall thereafter be altered, amended or repealed in accordance with law and the Surviving Company's Certificate of Incorporation and By-Laws.

ARTICLE V

Management of Surviving Company

On the effective date of the merger, the Board of Directors and officers of GASEL-OHIO shall be and constitute the directors and officers of the Surviving Company.

If on the effective date of the merger a vacancy shall exist in the Board of Directors or in any of the offices of the Surviving Company, such vacancy may thereafter be filled in the manner provided by the Surviving Company's By-Laws.

ARTICLE VI

Conversion of Stock, Other Securities

On the effective date of the merger, as defined above, the outstanding shares of stock and other securities of the constituent corporations shall become and be converted as set forth in this Article.

(a) On the effective date of the merger, the outstanding shares of stock and other securities of GASEL-OHIO shall by virtue of the merger and without any action on the part of the holders thereof, automatically become and be converted as follows:

(1)   *GASEL-OHIO Common Stock*. Each certificate or certificates representing shares of GASEL-OHIO Common Stock shall thenceforth represent one share of GASEL-DELAWARE Common Stock for each share of GASEL-OHIO Common Stock represented by such certificate or certificates prior to the effective date of the merger, and the holders thereof shall have precisely the same rights which they would have had if such certificates had been issued by the Surviving Company.

(2)   *GASEL-OHIO Treasury Stock*. On the effective date of the merger, all shares of GASEL-OHIO Common Stock which shall be held in the treasury of GASEL-OHIO immediately to the effective date of the merger shall be canceled and retired, and no new shares of stock or other securities of the Surviving Company shall be issuable with respect thereto.

(3)   *GASEL-OHIO Warrants*. On the effective date of the merger, the GASEL-OHIO Warrants to purchase an aggregate of _____ shares of GASEL-OHIO Common Stock shall constitute warrants of the Surviving Company to purchase that same number of shares of GASEL-DELAWARE Common Stock, and the holders thereof shall have precisely the same rights under their respective warrant agreements which they would have had if such Warrants had been issued by the Surviving Company.

(4) *GASEL-OHIO Options*. On the effective date of the merger, the GASEL-OHIO Options to purchase _____ shares of GASEL-OHIO Common Stock shall constitute options of the Surviving Company to purchase _____ shares of GASEL-DELAWARE Common Stock, and the holders thereof shall have precisely the same rights under their respective option agreements which they would have had if such Options had been issued by the Surviving Company.

(5) *Other Securities*. No other outstanding securities of GASEL-OHIO, or options to purchase such securities, shall be changed into or entitle the holder or holders to receive securities or to receive any other consideration in connection with the merger.

(b) On the effective date of the merger, the 100 outstanding shares of GASEL-DELAWARE Common Stock held by GASEL-OHIO shall be cancelled.

ARTICLE VII

Vesting of Rights, Immunities, Privileges, Etc. in Surviving Company

On the effective date of the merger, all the rights, immunities, privileges, powers and franchises of each of the constituent corporations, both of a public and private nature, all property, real, personal and mixed, all debts due on account, as well as for stock subscriptions as all other things in action or belonging to each of the constituent corporations, and all and every other interest, shall vest in the Surviving Company without further act or deed as effectively as they were vested in the constituent corporations; and the title to any real estate, whether vested by deed or otherwise, in either of the constituent corporations shall not revert or be in any way impaired by reason of the merger; and

The Surviving Company shall thenceforth be responsible for all debts, liabilities, obligations and duties of each of the constituent corporations and all said debts, liabilities, obligations and duties shall thenceforth attach to the Surviving Company and may be enforced against it to the same extent as if said debts, liabilities, obligations and duties had been incurred or contracted by it, but the liabilities of each constituent corporation or of its stockholders, directors or officers shall not be affected, nor shall the rights of creditors thereof or of any person dealing with either constituent corporation, or any liens upon the property of either of the constituent corporations be impaired by the merger, and all rights of creditors and all liens upon the property of either of the constituent corporations shall be preserved unimpaired, and any action or proceeding pending by or against either of the constituent corporations may be prosecuted to judgment with the same effect as if the merger had not taken place, which judgment shall bind the Surviving Company, or the Surviving Company may be proceeded against or substituted in its place.

If at any time after the effective date of the merger the Surviving Company shall consider or be advised that any further assignments or assurances in law or any other things are necessary or desirable to vest, perfect or confirm, on record or otherwise, in the Surviving Company, the title to any property or rights of GASEL-OHIO acquired or to be acquired by reason of, or as a result of, the merger, GASEL-OHIO and its proper officers and directors shall and will execute and deliver all such proper deeds, assignments and assurances in law and do all things necessary or proper to vest, perfect or confirm title to such property or rights in the Surviving Company and otherwise to carry out the purpose of this Agreement, and the

116

proper officers and directors of GASEL-OHIO and the proper officers and directors of the Surviving Company are fully authorized in the name of GASEL-OHIO or otherwise to take any and all such action.

ARTICLE VIII

Assets, Liabilities, on Books of Surviving Company

On the effective date of the merger, the assets, liabilities, reserves and accounts of each constituent corporation shall be taken up on the books of the Surviving Company at the amounts at which they, respectively, were carried on the books of said constituent corporations.

ARTICLE IX

Required Vote for Approval

There shall be required for the approval and adoption of this Agreement by GASEL-OHIO the approval by vote or written consent of the Board of Directors of GASEL-OHIO and, pursuant to Section 1701.75 of the Ohio General Corporation Law, the confirmation of the Plan of Reorganization. There shall be required for the approval of this Agreement by the stockholders of GASEL-DELAWARE the written consent of a majority in interest of such stockholders.

ARTICLE X

Termination; Abandonment

This Agreement and the merger may be terminated and abandoned by resolution of the Board of Directors of either constituent corporation at any time prior to the effective date of the merger, whether before or after the aforementioned action by stockholders of the constituent corporations, if circumstances develop which in the opinion of such Board make proceeding with the merger inadvisable. In the event of the termination and abandonment of this Agreement and the merger pursuant to the foregoing provisions of this Article X, this Agreement shall become void and have no effect, without any liability on the part of either of the parties or its stockholders or directors or officers in respect thereof.

ARTICLE XI

Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument.

117

IN WITNESS WHEREOF, this Agreement has been signed by the President and the Secretary of GASEL-OHIO, and by the President and the Secretary of GASEL-DELAWARE, and each of the parties has caused its corporate seal to be hereunto affixed, all as of the day first above written.

                                    GASEL TRANSPORTATION LINES, INC.
                                         (Ohio)

                                    By:_____
                                              President

[Corporate Seal]
Attest:

_____
Secretary

                                    GASEL TRANSPORTATION LINES, INC.
                                         (Delaware)

                                    By:_____
                                              President

[Corporate Seal]
Attest:

_____
Secretary

CERTIFICATE OF INCORPORATION
OF
GASEL TRANSPORTATION LINES, INC.

I, the undersigned, for the purposes of incorporating and organizing a corporation under the General Corporation Law of the State of Delaware, do execute this Certificate of Incorporation and do hereby certify as follows:

FIRST: The name of the corporation is Gasel Transportation Lines, Inc. (the "corporation").

SECOND: The address of the corporation's registered office is 1220 N. Market St., Suite 606, Wilmington, DE 19801, County of New Castle. The name of the corporation's registered agent is Registered Agents, Ltd. whose address is the same as above.

THIRD: The nature of business and purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

FOURTH: The total number of shares of stock which the corporation shall have authority to issue is One Hundred Ten Million (110,000,000), of which One Hundred Million (100,000,000) are Common Stock, having a par value each of One-tenth of One Cent ($0.001), and Ten Million (10,000,000) are Preferred Stock, with a par value of One-tenth of Cent ($.001) per share.

Authority is hereby expressly vested in the Board of Directors of the corporation, subject to the provisions of this Article FOURTH and to the limitations prescribed by law, to authorize the issue from time to time of one or more series of Preferred Stock and with respect to each such series to fix by resolution or resolutions adopted by the affirmative vote of a majority of the whole Board of Directors providing for the issue of such series, the voting powers, full or limited, if any, of the shares of such series and the designations, preferences and relative, participating, optional or other special rights and the qualifications, limitations or restrictions thereof. The authority of the Board of Directors with respect to each series shall include, but not be limited to, the determination or fixing of the following:

(a) The number of shares constituting the series and the designation of such series.
(b) The dividend rate on the shares of such series, the conditions and dates upon which such dividends shall be payable, the relation which such dividends shall bear to the dividends payable on any other class or classes or series of the corporation's capital stock, and whether such dividends shall be cumulative or non-cumulative.
(c) Whether the shares of such series shall be subject to redemption by the corporation at the option of either the corporation or the holder or both or upon the happening of a specified event, and, if made subject to any such redemption, the times or events, prices and other terms and conditions of such redemption.

(d) The terms and amount of any sinking fund provided for the purchase or redemption of the shares of such series.

(e) Whether of not the shares of such series shall be convertible into, or exchangeable for, at the option of either the holder or the corporation or upon the happening of a specified event, shares of any other class or classes or any other series of the same or any other class or classes of the corporation's capital stock, and, if provision be made for conversion or exchange, the times or events, prices, rates, adjustments, and other terms and conditions of such conversions or exchanges.

(f) The restrictions, if any, on the issue or reissue of any additional Preferred Stock.

(g) The rights of the holders of the shares of such series upon the voluntary or involuntary liquidation, dissolution or winding up of the corporation, and the relative rights of priority, if any, of payment of shares of that series.

(h) The provisions as to voting, optional and/or other special rights and preferences, if any.

Dividends on outstanding shares of Preferred Stock shall be paid or declared and set apart for payment before any dividends shall be paid or declared and set apart for payment on the Common Stock with respect to the same dividend period.

If upon any voluntary or involuntary liquidation, dissolution or winding up of the corporation, the assets available for distribution to holders of shares of Preferred Stock of all series shall be insufficient to pay such holders the full preferential amount to which they are entitled, then such assets shall be distributed ratably among the shares of all series of Preferred Stock in accordance with the respective preferential amounts (including unpaid cumulative dividends, if any) payable with respect thereto.

FIFTH: The incorporator of the corporation is_____.

SIXTH: Unless and except to the extent that the by-laws of the corporation shall so require, the election of directors of the corporation need not be by written ballot.

SEVENTH: In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the corporation is expressly authorized to make, alter and repeal the by-laws of the corporation, subject to the power of the stockholders of the corporation to alter or repeal any by-law whether adopted by them or otherwise.

EIGHTH: A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, as the same exists or hereafter may be amended, or (iv) for any transaction from which the director derived an improper personal benefit. If the General Corporation Law of the State of Delaware hereafter is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended General Corporation Law of the State of Delaware. Any repeal or modification of this Article by the stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the corporation existing at the time of such repeal or modification.

NINTH: The corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in the Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this article.

TENTH: The powers of the undersigned incorporator are to terminate upon filing of this Certificate. The names and addresses of the persons who are to serve as the initial directors until the first annual meeting of stockholders of the corporation, or until their successors are elected and qualified, are as follows: Michael J. Post, County Road 10, Route 4, Box 181A, Marietta, OH 45750; Allan M. Blue, County Road 10, Route 4, Box 181A, Marietta, OH 45750; and Ronald K. Bishop, County Road 10, Route 4, Box 181A, Marietta, OH 45750.

The undersigned incorporator hereby acknowledges that the foregoing Certificate of Incorporation is his act and deed on this   day of _____, 2004.

_____, Incorporator

###